SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 3, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Materials for the Annual General Meeting of Shareholders.

Rosh Ha’ayin, Israel
April 3, 2012

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Annual General Meeting (the “AGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on Tuesday May 8, 2012 at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2011, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2011;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2011 and the report of the Board of Directors for such period;

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Ilan Ben Dov, Dr. Shlomo Nass, Dr. Arie Ovadia, Mr. Yahel Shachar, Mr. Arie (Arik) Steinberg and Mr. Avi Zeldman; to approve the compensation terms of several directors; to approve (subject to the adoption of Resolution 8 below) indemnification of the directors up for re-election at the AGM and of Ms. Osnat Ronen; and to approve that no change is made to the D&O insurance of the directors up for re-election at the AGM and of Ms. Osnat Ronen;

(5)
to approve (i) the re-appointment of Dr. Michael Anghel as an external director (Dahatz), and (ii) to approve his remuneration, to approve (subject to the adoption of Resolution 8 below) his indemnification, and to approve that no change is made to his D&O insurance policy;

(6)	to approve amendments to certain provisions of the Company’s Articles of Association;

(7)	to approve amendments to certain provisions of the Company’s 2004 Share Option Plan;

(8)
to approve and ratify the grant of Indemnification Letters to the following directors: (i) Dr. Michael Anghel, (ii) Mr. Barry Ben-Zeev (Woolfson), (iii) Ms. Osnat Ronen, (iv) Mr. Arie (Arik) Steinberg, (v) Mr. Avi Zeldman, (vi) Mr. Ilan Ben Dov, (vii) Dr. Shlomo Nass, (viii) Dr. Arie Ovadia, and (ix) Mr. Yahel Shachar.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating at the AGM and voting on the matter is required for the approval of items no. 1, 4, 5(ii), 7, and 8(i)-8(v) on the agenda. No vote is required in connection with the discussion of items 2-3 on the agenda.

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter will be required for the approval of item no. 5(i) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting "Controlling Parties" (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”)) in the Company, or these having a Personal Interest (as defined in the Israeli Companies Law) in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The vote of holders of at least seventy five percent (75%) of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of item no. 6 on the agenda; provided, that with respect to amendment of certain articles specified in the attached Proxy Statement, one of the following conditions is also fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the resolution participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter will be required for the approval of items no. 8(vi)-8(ix) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the resolution participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Only shareholders of record at the close of business on April 9, 2012 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

The Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005 state that shareholders who will not attend the AGM in person may vote with respect to items no. 4-6, and 8 on the agenda by completing the second part of a Hebrew form of Deed of Vote (ktav hatzba'a). For the shareholders' convenience, items no. 1-3 and 7 on the agenda are also included in the Deed of Vote (although said items are not subject to the provisions of such regulations), and an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hodaat emda) to the Company’s office (envelope marked clearly as “position notice”, to the Company’s Acting Chief Legal Counsel and Company Secretary, at the address stated above) in respect of items no. 4-6 and 8 on the agenda, no later than ten days following the Record Date (April 19, 2012). The deadline for submission of the Board of Directors’ response to such position notices is April 26, 2012. The Hebrew form of the Deed of Vote and position notices (if any) are available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and a convenience translation of the documents into English is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the AGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote (either the English or the Hebrew version) distributed herewith and to return it promptly (and in any event at least seventy two hours prior to the time of the AGM) to the Company at its address above.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least two Business Days (as defined in the Company's Articles of Association) prior to the date of the AGM. Shareholders may revoke their Deeds of Authorization by written notice received at the offices of the Company prior to the commencement of the AGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned to Tuesday, May 15, 2012, at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) and the Position Notices (hodaot emda).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the AGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified that the shareholder is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following coordination at telephone number +972-54-7814191.

By Order of the Board of Directors YONIT RAVIV, ADV. Acting Chief Legal Counsel and Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

     PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Annual General Meeting (the “AGM”), to be held on Tuesday May 8, 2012 commencing at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2011, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2011;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2011 and the report of the Board of Directors for such period;

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Ilan Ben Dov, Dr. Shlomo Nass, Dr. Arie Ovadia, Mr. Yahel Shachar, Mr. Arie (Arik) Steinberg and Mr. Avi Zeldman; to approve the compensation terms of several directors; to approve (subject to the adoption of Resolution 8 below) indemnification of the directors up for re-election at the AGM and of Ms. Osnat Ronen; and to approve that no change is made to the D&O insurance of the directors up for re-election at the AGM and of Ms. Osnat Ronen;

(5)
to approve (i) the re-appointment of Dr. Michael Anghel as an external director (Dahatz), and (ii) to approve his remuneration, to approve (subject to the adoption of Resolution 8 below) his indemnification, and to approve that no change is made to his D&O insurance policy;

(6)	to approve certain amendments to provisions in the Company’s Articles of Association;

(7)	to approve certain amendments to the Company’s 2004 Share Option Plan;

(8)
to approve and ratify the grant of Indemnification Letters to the following directors: (i) Dr. Michael Anghel, (ii) Mr. Barry Ben-Zeev (Woolfson), (iii) Ms. Osnat Ronen, (iv) Mr. Arie (Arik) Steinberg, (v) Mr. Avi Zeldman, (vi) Mr. Ilan Ben Dov, (vii) Dr. Shlomo Nass, (viii) Dr. Arie Ovadia, and (ix) Mr. Yahel Shachar.

A form of a Deed of Vote (English and Hebrew versions) for use at the AGM (either the English or the Hebrew version) is distributed herewith. With respect to Items no. 4-6 and 8 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law of 1999, as amended (the "Israeli Companies Law") and Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the AGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the English or the Hebrew version distributed herewith, if properly executed and delivered to the Company at the address above at least seventy two hours prior to the time of the AGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the aforementioned Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of a Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the acting Company’s Secretary), the vote shall be disqualified.

Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 9, 2012, will be entitled to participate in and vote at the AGM. Proxies are being mailed to non-registered shareholders on or about April 3, 2012 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On April 1, 2012, the Company had outstanding 155,645,708 Ordinary Shares, excluding 4,467,990 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

* * * * *

ITEMS 1 AND 2 – RE-APPOINTMENT OF

AUDITOR AND DISCUSSION OF ITS REMUNERATION

Under the Israeli Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and the Board of Directors is authorized to determine the auditor’s remuneration. Under the Company’s Articles of Association, the Board of Directors is required to report the auditor’s remuneration to the shareholders and the shareholders are required to discuss that report. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

The Audit Committee has approved, and the Board of Directors has recommended, that Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group (“Kesselman & Kesselman”), be re-appointed as auditor of the Company for the period ending at the close of the next annual general meeting.

The Audit Committee and the Board of Directors have determined that the remuneration of Kesselman & Kesselman, the Company’s auditor, for the year ended December 31, 2011, and its affiliates will be NIS 3,403 thousand for audit fees (including SOX audit), NIS 668 thousand for audit-related fees, and NIS 454 thousand for tax fees. Partner has agreed to indemnify Kesselman & Kesselman, and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the Tax Services engagement letter for the year 2011, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

It is proposed that at the AGM the following resolutions be adopted:

1.	“RESOLVED, that the Company’s auditor, Kesselman & Kesselman, is hereby re-appointed as the auditor of the Company for the period ending at the close of the next annual general meeting”

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

It is proposed that at the AGM the following matter be discussed:

2.
“The remuneration of the auditor and its affiliates for the year 2011 as determined by the Audit Committee and by the Board of Directors and the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 2.

ITEM 3 – DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended, and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2011, attached hereto as Annex “A”.  Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, is expected to be present at the AGM, and will be available to respond to appropriate questions of shareholders.

It is proposed that at the AGM the following matter be discussed:

“The audited financial statements of the Company for the year ended December 31, 2011 and the report of the Board of Directors for such period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 3.

ITEM 4 – RE-ELECTION OF THE COMPANY’S DIRECTORS, APPROVAL
OF COMPENSATION AND RELATED MATTERS

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

In accordance with Section 22A3 of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the "Founding Israeli Shareholders"). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Hedging Committee, the Debt Committee, the Security Committee and the Corporate Governance Committee. She has served as a General Partner of Viola Private Equity since January 2008. From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi Partners Ltd., the investment banking services arm of the Leumi Group. Between 2004 and 2007, Ms. Ronen was the Deployment Strategy & Execution Manager of the Bachar reform implementation of the Leumi Group which included management of the sale of provident and trust funds of the Group. Prior to these positions, she served as Deputy Head of the Subsidiaries Division of The Leumi Group from 1999 until 2001. Ms. Ronen served on the Board of Directors of the following companies: the Paz Group, Direct Insurance Ltd., Leumi Card Ltd., Fox-Weizel Ltd., Arab Israeli Bank, Leumi Mortgage Bank and more. Currently, Ms. Ronen serves as a director on the Board of Directors of the following companies: Matomy Media Group Ltd., Amiad Filtration Systems Ltd., Aeronautics Systems Ltd., Degania Medical Ltd. and Orad Hi-tech Ltd. Ms. Ronen holds a B.Sc. degree in mathematics and computer science and an M.B.A. degree, both from Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company. No further notice of appointment or removal of a Qualified Israeli Director was received by the Company from the Founding Israeli Shareholders. Ms. Ronen's re-appointment is not brought to the shareholders approval at the AGM and she continues to be a Qualified Israeli Director, until a contrary notice is duly received by the Company from the Founding Israeli Shareholders pursuant to the Company’s Articles of Association (unless her office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association).

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which became vacant. Any director elected in such manner shall serve in office until the coming annual meeting and may be re-elected. Accordingly, the Board of Directors has elected Dr. Arie Ovadia as of November 22, 2011 and Mr. Arie (Arik) Steinberg as of January 29, 2012, as directors of the Company.

All the directors listed below will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is made hereby to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the service of Mr. Barry Ben-Zeev (Woolfson) as an external director (Dahatz) of the Company. Dr. Michael Anghel, the Company’s other external director (Dahatz), is proposed for re-election under item 5 below. The service of Mr. Zeldman was recommended by Bank Leumi Ltd. and, as announced in 2009 by Scailex Corporation Ltd. (“Scailex”), the Controlling Party (as stated in the Israeli Companies Law) of the Company, Scailex must use its voting power in the Company to cause the election of at least one director recommended by Bank Leumi Ltd.

                The Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ilan Ben Dov, Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Dr. Shlomo Nass, Dr. Arie Ovadia, Ms. Osnat Ronen, Mr. Yahel Shachar, Mr. Arie Steinberg, and Mr. Avi Zeldman were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel, Mr. Ben-Zeev (Woolfson), Ms. Ronen, Mr. Steinberg and Mr. Zeldman also qualify as independent directors according to U.S. law.  Mr. Steinberg was also determined by the Audit Committee to be an independent (bilty taluy) director under the Israeli Companies Law and regulations promulgated thereunder.

The Audit Committee and Board of Directors have noted the respective personal interests of the directors to be re-elected and of Ms. Ronen. The Audit Committee and Board of Directors have further resolved and recommended to the shareholders at the AGM, (a) to approve a compensation for Dr. Nass and Ms. Ronen commencing from the close of the AGM and approve and ratify a compensation for Dr. Ovadia and Mr. Steinberg commencing from the date of their respective election as directors, for their respective services to the Company as directors, equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders; provided, that as long as Mr. Ben-Zeev (Woolfson) continues to serve his current term as an external director (Dahatz) and as required by Israeli law, the attendance fee of Mr. Steinberg, the independent (bilty taluy) director shall conform to Mr. Ben-Zeev’s attendance fee and be 100% whether participating in person, by means of communication, or in writing, (the “Compensation”), and (b) to approve the reimbursement of reasonable expenses incurred or to be incurred in connection with the performance of position of the directors up for re-election and Ms. Ronen.

The Audit Committee and Board of Directors have approved, and recommended to the shareholders at the AGM, to approve that (i) subject to the adoption of the pertinent part of Resolution 8 below, each of the directors up for re-election and Ms. Ronen will be granted an indemnification letter; and (ii) as previously approved by the shareholders, all directors will continue to benefit from the Company's D&O insurance policy.

Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position
Mr. Ilan Ben Dov	Director and Chairman of the Board of Directors
Dr. Shlomo Nass	Director
Dr. Arie Ovadia	Director
Mr. Yahel Shachar	Director
Mr. Arie Steinberg	Director
Mr. Avi Zeldman	Director

                Mr. Ilan Ben Dov serves as Chairman of the Board of Directors of the Company and has been a director since October 2009. He is currently a member and the chairman of the Investment Committee, the Hedging Committee, the Executive (Exco) Committee and the Compensation & Nominations Committee. Mr. Ben Dov serves as Chairman of the Board of Directors of Suny Electronics Ltd. and previously had served as its Joint Chief Executive Officer for approximately fifteen years (until May 2009). Mr. Ben Dov also serves as Chairman of the Board of Directors of Scailex. He also currently serves as a director of Tapuz Anashim Ltd., Derech HaLotus Ltd., Refuat Halotus Ltd., Tao Tsuot Real Estate Ltd., Ben Dov Investments Ltd., I. Ben Dov Investments Ltd. and Harmony (Ben Dov) Ltd., as well as subsidiaries of Suny Electronics Ltd. Mr. Ben Dov served as the Chairman of the Board of Directors of Tao Tsuot Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Ben Dov is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Dr. Shlomo Nass has been a director in the Company since November 2009, and is currently a member of the Investment Committee. Dr. Nass is the senior partner at Dr. Shlomo Nass and Co. and also a senior partner at Kada Buildings Ltd. Dr. Nass serves as President, Partner and Chairman of the Board of Directors in I. G. B. – Israel Global Investments (1999) Ltd., IRS-TKB International Consultants Ltd., Chaniman Entrepreneurship Ltd., Shir Lak Ltd., M. D. K. Touch Ltd., Hevruta Marketing Ltd. and Hevruta Consumering Ltd. and the Chairman of the Board of Directors of Tao Tsuot Ltd. and also serves as a director on the Board of Directors of the following companies: Citi Group Financial Products Israel Ltd. (CFPIL); Aviv Arlon Ltd., Click Software Technologies, Tempo Beer Industries Ltd. and The Blue Shore Development Company (Tel Aviv- Herzliya) Ltd. Dr. Nass is the Vice Chairman of The Public Advisory Committee on Trade Levies and served in the past as Chairman of the Board of Directors of The Israel Electric Corp. and Chairman of the Board of Directors of Ayalon Insurance Co. and a director in IBC-Industrial Buildings Corporation Ltd. (Mivnei Ta’asiya), NMC United Entertainment, Darban Investments Ltd., Tao T’suot Nadlan and Formula Systems 1985 Ltd. Dr. Nass holds a B. Sc. degree in economics and accounting, an LL.B. degree and a Ph.D degree in law, all from Bar- Ilan University. Dr. Nass is also a Certified Public Accountant in Israel, a member of the Israel Bar and a Certified Information System Auditor by C.I.S.A. (USA). To the best knowledge of the Company and the Company's Directors, Dr. Nass is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Dr. Arie Ovadia was appointed as a director in the Company in November 2011. Dr. Ovadia is the managing director of Shamrock Israel Growth Fund and serves as a director on various Board of Directors including the following companies: Strauss Group Ltd., Israel Petrochemical Industries Ltd., Scailex, Elron Electronic Industries Ltd., Giron Development & Building Ltd.,   Destiny Holdings 1993 Ltd., Destiny  Investments 1993 Ltd., Destiny Assets (1991) Ltd., Teva Naot-Distribution Ltd., Nadlan.Com Israel Ltd., Shamrock-Cinema City Ltd., Compugen Ltd., Carmel Olpinim Ltd., Polar Investments Ltd., InterCure Ltd., Paycard Ltd., Viryant Ltd., A.A, Adav consulting Ltd., AA accounting & management 2007 Ltd., Aanatz Consulting Ltd. & Benjamin Ovadia Consultants 2007 Ltd. (Ex. Chairman), IQS Hydraulics & Engineering Ltd., Maxtech Technologies Ltd., Maxtech Networks Ltd. and Mantisvision Ltd. Dr. Ovadia holds a BA in Economics and Accounting and an M.B.A degree, both from Tel-Aviv University and a PhD in economics from the Wharton School, of the University of Pennsylvania. To the best knowledge of the Company and the Company's Directors, Dr. Ovadia is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Mr. Yahel Shachar became a director of Partner in October 2009, and is currently a member of the Investment Committee, the Executive (Exco) Committee, the Security Committee, the Corporate Governance Committee and the Compensation & Nominations Committee. He serves as a director on the Board of Directors of 012 Smile Telecom Ltd. Mr. Shachar joined Scailex in December 2001 as Chief Financial Officer. For the last five and a half years Mr. Shachar serves as Chief Executive Officer of Scailex and for the last two years as Chief Executive Officer of Suny Electronics Ltd. Mr. Shachar is also  a chairman of the Board of Directors of Tapuz Anashim Ltd. Previously, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar holds an LL.B. degree from Tel-Aviv University and an LL.M. degree from Georgetown University in Washington, D.C. and he is a member of the Israeli and New York bar associations.  To the best knowledge of the Company and the Company's Directors, Mr. Shachar is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Mr. Arie (Arik) Steinberg became a director of Partner in January 2012, and is currently a member of the Audit Committee. He served from 2006-2010 as the Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as chairman on behalf of York Capital. Mr. Steinberg also served between 1999 - 2003 as CEO of Ilanot Batucha Investment House of the IDB Group, as well as a director of the Tel-Aviv Stock Exchange and as a director at Maalot - Israel’s rating company (business partner of S&P). Prior to that, Mr. Steinberg served as Managing Director of Etgar - Portfolio Management Trust Co. owned by Bank Mizrahi. He has served on the Advisory Boards of Mobileye Technologies and Novatrans Group SA. Mr. Steinberg studied Economics at Tel-Aviv University.  To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Mr. Avraham (Avi) Zeldman became a director of Partner in February 2011, and is currently a member of the Investment Committee, the Debt Committee and the Executive (Exco) Committee. He served from 1999-2010 as the Chief Executive Officer of Leumi Partners Ltd., a fully owned subsidiary of Bank Leumi and as Chairman of the Board of Directors of Leumi Mortgage Bank Ltd. from 1987-2010. In addition, he served from 1987 until 2000 as a senior management member of Bank Leumi for private and commercial banking and as head of the banking division responsible for all bank branches in Israel. Mr. Zeldman serves as Chairman of the Board of Directors of Fox-Weizel Ltd. and Leumi Start Fund and as a director in the following companies: Super Pharm (Israel) Ltd., Avgol Ltd., Electra Consumer Products Ltd., Techno-Rov Holdings (1993) Ltd. and Archimedes Global (Cyprus) Ltd. Mr. Zeldman studied Economics and Statistics, as well as Business Administration studies at Haifa University. To the best knowledge of the Company and the Company’s Directors, Mr. Zeldman is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, that Messrs. Ilan Ben Dov, Dr. Shlomo Nass, Dr. Arie Ovadia, Yahel Shachar, Arie (Arik) Steinberg and Avi Zeldman are re-elected to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)
RESOLVED, that (A) the Compensation of Dr. Nass and Ms. Ronen commencing from the close of the AGM is approved, and the Compensation of Dr. Ovadia and Mr. Steinberg commencing from the date of their respective election as directors is approved and ratified, and (B) the reimbursement of expenses of each of the directors up for re-election and Ms. Ronen is approved and ratified;

(iii)
RESOLVED, that (A) subject to the adoption of the pertinent part of Resolution 8 below, each of the directors up for re-election and Ms. Ronen will be granted an indemnification letter; and (B) all directors will continue to benefit from the Company's D&O insurance policy; and

(iv)	RESOLVED, that these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 5 –

APPOINTMENT OF EXTERNAL DIRECTOR (DAHATZ)

Under the Israeli Companies Law, the Company is required to have at least two external directors (Dahatzim) on its Board of Directors. The Board of Directors of the Company has resolved to propose to the shareholders of the Company to re-appoint Dr. Michael Anghel as an external director (Dahatz) of the Company.

The term of office of Dr. Michael Anghel as an external director (Dahatz) of the Company expires on April 21, 2012. The Israeli Companies Law allows the re-appointment of an existing external director (Dahatz) for a third term of three years. The Board of Directors recommended re-appointing Dr. Michael Anghel for one additional term of three years.

Dr. Michael J. Anghel has been an external director (Dahatz) of Partner since March 2006, and he is a member of the Audit Committee, the Investment Committee, the Executive (Exco) Committee, the Security Committee, the Corporate Governance Committee and the Compensation & Nominations Committee. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom – the second Israeli cellular operator. In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Board of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Board of Directors of Syneron Medical Ltd., Evogene Ltd., Gravity Visual Effects and Design Ltd., Dan Hotels Ltd., Orbotech Ltd., Lumus Ltd., BiolineRx Ltd. and the Strauss-Group Ltd. He is also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. (Finance) from Columbia University in New York. To the best knowledge of the Company and the Company's Directors, Dr. Michael Anghel is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

As stated above, Dr. Michael Anghel was determined by the Board of Directors to be an “accounting and financial expert” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel also qualifies as independent director according to U.S. law.

Under the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, the Companies Regulations (Rules for the Compensation and Expenses for an External Director) of 2000, as amended (the “Remuneration Regulations”), the remuneration with which we provide our external directors (Dahatzim) requires the approval of shareholders. The Remuneration Regulations allow for several methods of remuneration of the external directors (Dahatzim). The Remuneration Regulations also allow for reimbursement of certain expenses to external directors (Dahatzim).

The Remuneration Regulations recognised the increased burden on, and responsibility of, the external directors (Dahatzim). The Remuneration Regulations allow the Company to remunerate the external directors according to the “relative method”, which is relative to the remuneration that a company pays its “other directors.” The term "other directors" is defined in the Remuneration Regulations. It generally includes directors who are not external directors (Dahatzim) in that company, controlling party directors, directors holding another position in the company, holding a position in that company's controlling party or in an entity controlled by that controlling party, directors who provide additional services on an ongoing basis to that company, the controlling party or to a company controlled by that company's controlling party or directors who receive other remuneration from that company. We wish to continue remunerating Dr. Michael Anghel according to the "relative method" of remuneration under the Remuneration Regulations by paying Dr. Michael Anghel the same remuneration that the Company pays its "other directors" and its additional external director (Mr. Barry Ben-Zeev (Woolfson). Therefore, we wish to pay Dr. Michael Anghel, commencing from the date of the AGM, an annual fee of NIS 180,000 (one hundred and eighty thousand NIS) per annum and an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders; provided, that as long as Mr. Ben-Zeev (Woolfson) continues to serve his current term as an external director (Dahatz) and as required by Israeli law, the attendance fee of Dr. Anghel shall conform to Mr. Ben-Zeev’s attendance fee and be 100% whether participating in person, by means of communication, or in writing, (the “Remuneration”) plus reimbursement of certain expenses.

The Audit Committee, the Board of Directors and the shareholders of the Company have resolved in 2008 that, in the event options will be granted to Company's directors, the Company will grant options to the external directors in a manner complying with the Remuneration Regulations. Such resolution shall continue to apply to Dr. Michael Anghel.

The Audit Committee and Board of Directors have noted the personal interest of Dr. Michael Anghel and, in the event of his re-appointment, approved, and recommended to the shareholders at the AGM to approve, the payment of the Remuneration to Dr. Michael Anghel and the reimbursement of expenses to him as set forth in the Remuneration Regulations.  The Audit Committee and Board of Directors have also approved, and recommended to the shareholders at the AGM to approve, that (i) subject to the adoption of the pertinent part of Resolution 8 below, Dr. Anghel will be granted an indemnification letter; and (ii) as previously approved by the shareholders, Dr. Anghel will continue to benefit from the Company's D&O insurance policy.

The shareholders of the Company approved the appointment of Mr. Barry Ben-Zeev (Woolfson) as an external director of the Company until October 21, 2012. He continues to serve as an external director (Dahatz) of the Company without any change, other than as may be approved under Resolution 8 below.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, to re-appoint Dr. Michael Anghel as an external director (Dahatz) of the Company for one additional term of three years in accordance with the Israeli Companies Law, commencing on the date of the AGM;

(ii)
RESOLVED, to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Remuneration Regulations to Dr. Michael Anghel. In the event that options will be granted to Company directors, the Company will grant options to Dr. Michael Anghel in a manner complying with the Remuneration Regulations. Subject to the adoption of the pertinent part of Resolution 8 below, Dr. Anghel will be granted an indemnification letter.  Dr. Anghel will continue to benefit from the Company's D&O insurance policy; and

 RESOLVED, that these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of item no. 5(i) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting "Controlling Parties" (as stated in the Israeli Companies Law) in the Company, or these having a Personal Interest (as defined in the Israeli Companies Law) in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company. The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of item no. 5(ii) on the agenda.

A shareholder shall notify the Company at the address above at least two Business Days (as defined in the Company's Articles of Association) prior to the date of the AGM, whether the shareholder constitutes a "Controlling Party" in the Company or has a Personal Interest in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party), as a condition for that shareholder's right to vote and be counted with respect to item no. 5(i) on the agenda. A shareholder voting, by means of a Deed of Vote, may include such notice with regard to a "Controlling Party" interest or a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions

ITEM 6 – AMENDMENT OF THE ARTICLES OF ASSOCIATION

In recent years, the Israeli Companies Law has undergone extensive amendments. The Company proposes to amend its Articles of Association to reflect the provisions of the Israeli Companies Law and regulations promulgated thereunder, certain amendments of the Israeli Securities Law of 1968 (as amended) (the “Israeli Securities Law”), the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and other updates.

The full text of the proposed amendments is annotated on the amended Articles of Association attached hereto as Annex “C”.  The summary below is qualified in its entirety by reference to the full text of the annotated Articles of Association attached hereto as Annex "C".  The proposed amendments include, inter alia, the following matters:

(i)
Right of a shareholder to include an issue on the agenda of a shareholders meeting. The Israeli Companies Law generally permits shareholders holding at least one percent of the share capital of a company to request that the Board of Directors include a suitable issue on the agenda of a general meeting to be convened in the future. We propose to amend Article 17.2 to conform to the Israeli Companies Law.

(ii)
Adjournment of shareholders meetings. Under the Israeli Companies Law, in the event that a shareholders meeting is adjourned for more than twenty one days, a notice of the adjourned meeting shall be given in the same manner as the notice of the original meeting. We propose to amend Article 18.4.2 to conform to the Israeli Companies Law.

(iii)
Deed of Authorization. Our Articles of Association includes a form of Deed of Authorization for appointment of a proxy to participate and vote at a shareholders meeting. We propose to amend Article 20.2, to (A) incorporate into the form certain matters required by the Israeli Companies Law or by the License; and (B) also allow us to send our shareholders prior to any shareholders meeting, a form of Deed of Authorization enabling shareholders to authorize specified persons to vote on the issues on the agenda of a meeting in accordance with the shareholders' instructions.

(iv)
Chairman. We propose to clarify the appointment process of the chairman of the Board of Directors in Articles 26.1.2 and 26.1.3, to state that the chairman shall serve until the earlier of (A) the date or time provided in the appointing resolution; (B) election of a substitute chairman by the Board of Directors; (C) resignation of the chairman from his position as chairman; or (D) cessation of the chairman’s service as a Director. In the event that the chairman ceases to serve as chairman, the Board of Directors shall choose one of its members to serve as a new chairman.

(v)
Indemnification. The Israeli Companies Law was amended to permit a company to also indemnify its Office Holders for liability or expense he incurs or that is imposed on him in his capacity as an Office Holder in the Company, for reasonable litigation expenses incurred by the Office Holder in connection with a financial sanction ("itzum caspi").

The Israeli Securities Law was recently amended to permit a company to indemnify its Office Holders for (A) payment to the harmed party as result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and (B) expenses incurred in connection with a Procedure ("halich"), as defined in Section 56.8(a)(1) of the Israeli Securities Law, in connection with any affairs including reasonable litigation expenses, and by indemnification in advance.

We propose to amend Articles 34.2.3-34.2.5 to conform to these amendments of the Israeli Companies Law and the Israeli Securities Law.

(vi)
Release. The Israeli Companies Law prohibits a company from releasing its Office Holders from liability resulting, inter alia, from (A) a breach of the duty of care made intentionally or recklessly (“pezizut”) other than if made only by negligence; (B) a fine (“knass”), a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed on him; and (C) the breach of the duty of care in a Distribution (“haluka”).  We propose to amend Articles 35.3.2, 35.3.4 and 35.3.5 to conform to the Israeli Companies Law.

(vii)
The License includes provisions governing cross-ownership and control restrictions with respect to any Competing MRT Operator of the Company (other mobile telephone operators in Israel), and shareholdings and agreements which may reduce or harm competition. We propose to incorporate these Licence provisions into our Articles of Association by adding Article 45, instead of the restrictions in our current Article 23.2.2, which are no longer relevant.

The Audit Committee and Board of Directors have approved, and recommended to the shareholders at the AGM to approve, the amendments to the Articles of Association, detailed in the form annotated on Annex “C” attached hereto, and that these amendments are in the best interest of the Company.  The Directors have noted that they all have a Personal Interest in the indemnification and release Articles (matters (v) and (vi) above) (the “Specified Articles”).

         It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, that the amendments to the Articles of Association, substantially in the form annotated on Annex “C” attached hereto, are hereby approved.

(ii)	RESOLVED, that these resolutions are in the best interest of the Company.”

The vote of holders of at least seventy five percent (75%) of Ordinary Shares participating at the AGM and voting on the matter is required for the approval of item no. 6 on the agenda; provided, that solely with respect to amendment of the Specified Articles, one of the following conditions is also fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the resolution participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company. In the event that the above seventy five percent majority is obtained but the majority specified in the proviso is not obtained, the amendments to the Articles of Association substantially in the form annotated on Annex “C” will be deemed approved except for the Specified Articles.

A shareholder shall notify the Company at the address above at least two Business Days (as defined in the Company's Articles of Association) prior to the date of the AGM, whether the shareholder has a Personal Interest in the Specified Articles or not, as a condition for that shareholder's right to vote and be counted with respect to the Specified Articles. A shareholder voting, by means of a Deed of Vote, may include said notice regarding a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions

ITEM 7 – AMENDMENTS TO THE COMPANY’S 2004 SHARE OPTION PLAN

The Company has adopted on July 12, 2004, the 2004 Share Option Plan and has amended it in 2008 and in 2009 (following shareholders approval) and has adopted certain clarificatory amendments in 2011 (the "Option Plan"). The Board of Directors has approved on March 21, 2012, certain amendments to the Option Plan, as described below. The Company is seeking shareholders approval for these amendments.

The Option Plan is intended to promote the interests of the Company and its shareholders by providing employees, directors, officers and advisors of the Company with appropriate incentives and rewards to encourage them to enter into and continue in the employ of, or service to, the Company and to acquire a proprietary interest in the long-term success of the Company.

The exercise price of options granted under the Option Plan is determined by the Board of Directors’ committee administering the Option Plan - the Compensation and Nomination Committee (the “Committee”), which takes into consideration the fair-market value of the Ordinary Shares at the time of grant (as specified in the Option Plan). The options shall generally become vested over a four-year period, unless otherwise set by the Committee. The exercise period of an option is determined by the Committee and will not exceed ten years from the grant date thereof. The Option Plan shall terminate on July 11, 2014, after which no further options may be issued but the provisions of the Option Plan shall remain in full force and effect to the extent necessary to give effect to the exercise of any option granted or exercised prior thereto or otherwise as may be required in accordance with the provisions of the Option Plan.

 As of April 1, 2012, 1,688,246 options were available for grant under the Option Plan.

The Company wishes to amend the Option Plan (the "Plan Amendments") to set ramifications of a Change of Control (as defined in the Option Plan) transaction, to allow more-flexible determination of exercise price, to revise terms relating to dividend adjustments of the option exercise price, and to subject amendments to shareholders approval only as required by applicable law, in each case, as detailed below:

(i)
upon a Change in Control transaction of the Company, each Option shall, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: be substituted for options to purchase shares of the Successor Entity (as defined in the Option Plan), be assumed by the Successor Entity, be substituted for “phantom” options of the Company or the Successor Entity (“Phantom Options”), or each non-vested Option shall become fully exercisable, as detailed in Section 6.3 of the form of the amended Option Plan attached hereto as Annex "D".

In the event that the Ordinary Shares (or ADRs representing them) will no longer be traded on any stock exchange, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: each Option shall be substituted for a Phantom Option, or each non-vested Option shall become fully exercisable.

(ii)
with respect to the exercise price under Section 8.1 of the form of the amended Option Plan attached hereto as Annex "D", allowing the Committee, upon reasons detailed in its decision, to also determine an exercise price not taking into consideration the fair market value of an Ordinary Share, which will not be less than the par value of an Ordinary Share.

(iii)
(A) with respect to options granted on or after May 8, 2012 (the date of the AGM) (or granted earlier but become subject to this provision thereafter), substitution of the dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course by the full dividend amount, substantially as set forth in Section 8.1 of the form of the amended Option Plan attached hereto as Annex "D"; and (B) with respect to all options granted under the Option Plan, following each dividend distribution other than in the ordinary course, a dividend adjustment reducing the exercise price by the full dividend amount; and

(iv)
revising the terms of the Option Plan by subjecting its amendment to shareholder approval only when required by applicable law or the rules and regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise, as specified in Section 18 of the form of the amended Option Plan attached hereto as Annex "D".

The foregoing description is only a summary and is qualified in its entirety by reference to the full text of the Plan Amendments annotated in the amended Option Plan attached hereto as Annex "D".

        The Board of Directors has noted that the proposed Plan Amendments are in line with the common practice that prevails in the Israeli market.

The Board of Directors has noted that, in accordance with the Option Plan, certain amendments are subject to the approval of the shareholders of the Company.

The Board of Directors has noted that having an attractive option plan has value both as an incentive as well as a retention tool, since it would encourage the Company's team to develop and enhance the Company's business and also would encourage others to join the Company. The Company's Board of Directors has also noted that recruiting the top and best people to join the Company is and was key to maintaining the Company's leading position in the market and, therefore, is in the best interest of the Company.

The Company's Board of Directors is of the opinion that it is in the Company's best interest to adopt the Plan Amendments.

The Board of Directors has resolved to approve, and to recommend to the shareholders at the AGM to approve, the Plan Amendments.

       The Plan Amendments are to be brought to the approval of the Company's shareholders and may also require certain Israeli regulatory approvals (the "Required Approvals"); and, hence, the Plan Amendments will enter into force only after, and are subject to, the Company's shareholders approval and the Required Approvals.

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, that the Plan Amendments, substantially annotated in the form attached hereto as Annex "D", are hereby approved.

Without limiting the generality of the foregoing resolutions:

(A) upon a Change in Control transaction of the Company, each Option shall, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: be substituted for options to purchase shares of the Successor Entity (as defined in the Option Plan), be assumed by the Successor Entity, be substituted for “phantom” options of the Company or the Successor Entity (“Phantom Options”), or each non-vested Option shall become fully exercisable, as detailed in Section 6.3 of the form of the amended Option Plan attached hereto as Annex "D". In the event that the Ordinary Shares (or ADRs representing them) will no longer be traded on any stock exchange, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: each Option shall be substituted for a Phantom Option, or each non-vested Option shall become fully exercisable.

(B) with respect to the exercise price under Section 8.1 of the form of the amended Option Plan attached hereto as Annex "D", allowing the Committee, upon reasons detailed in its decision, to also determine an exercise price not taking into consideration the fair market value of an Ordinary Share, which will not be less than the par value of an Ordinary Share.

(C)(x) with respect to options granted on or after May 8, 2012 (the date of the AGM) (or granted earlier but become subject to this provision thereafter), substitution of the dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course by the full dividend amount, substantially as set forth in Section 8.1 of the form of the amended Option Plan attached hereto as Annex "D"; and (y) with respect to all options granted under the Option Plan, following each dividend distribution other than in the ordinary course, a dividend adjustment reducing the exercise price by the full dividend amount; and

(D) revising the terms of the Option Plan by subjecting its amendment to shareholder approval only when required by applicable law or the rules and regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise, as specified in Section 18 of the form of the amended Option Plan attached hereto as Annex "D".

(ii)	RESOLVED, that the Plan Amendments will enter into force after, and are subject to, the Required Approvals; and

RESOLVED, that the abovementioned resolutions are in the best interest of the Company”.

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 8 - APPROVAL AND RATIFICATION OF THE GRANT OF
INDEMNIFICATION LETTERS TO DIRECTORS

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify in advance directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses he or she incurs, or that is imposed on him or her, as a result of action or inaction by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company. The Israeli Companies Law combined with the Israeli Securities Law authorize indemnification for:

(i)
financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided, that such liability pertain to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the Company, are anticipated in light of the Company’s activities at the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii)
reasonable litigation expenses, including legal fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the Company or by a third party, or in a criminal proceeding in which the director or officer is acquitted or if convicted, for an offense which does not require criminal intent;

(iii)
reasonable litigation expenses, including legal fees incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or officer and no financial liability was imposed on the director or officer in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or officer, but financial liability was imposed on the director or officer in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with financial fine (Itzum Caspi);

(iv)	Payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and

(v)
Expenses incurred in connection with a Procedure ("halich"), as defined in Section 56.8(a)(1) of the Israeli Securities Law (a “Procedure”), including, without limitation, reasonable litigation expenses, and by indemnification in advance.

The Israeli Companies Law provides that a company may not indemnify a director or officer for his or her liability including for: (a) a breach of duty of loyalty towards the company, unless the director or officer acted in good faith and had reasonable grounds to assume that the action would not harm the company’s best interest; (b) a breach of duty of care done intentionally or recklessly ("pezizut") except for negligence; (c) an act intended to unlawfully yield a personal profit; (d) a fine, civil fine ("knass ezrahi"), financial sanction (Itzum Caspi) or a penalty ("kofer") imposed upon the director or officer; and (v)  a Procedure ("halich").

On October 22, 2009 the shareholders of the Company approved the grant of an indemnification letter to each of the Company's then current and future directors. The Company proposes to issue to all its current and future directors including, without limitation, (i) Dr. Michael Anghel, (ii) Mr. Barry Ben-Zeev (Woolfson), (iii) Ms. Osnat Ronen, (iv) Mr. Arie (Arik) Steinberg, (v) Mr. Avi Zeldman, (vi) Mr. Ilan Ben Dov, (vii) Dr. Shlomo Nass, (viii) Dr. Arie Ovadia, and (ix) Mr. Yahel Shachar, in each case, serving (including prior to the date thereof) as the Company's director, or as a director or officer on behalf of the Company in other companies (the “Indemnified Person”) a new Indemnification Letter substantially in the form attached hereto as Annex “E” (the “Indemnification Letter”). The Indemnification Letter is annotated to show changes made from the version approved by the shareholders in October 2009, mainly to conform it to the Israeli Companies Law and to update it for matters anticipated in light of our current activities and otherwise. The description herein is qualified in its entirety by reference to the full text of the annotated proposed Indemnification Agreement. As previously approved, the aggregate indemnification amount payable by the Company to all the directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification.

For the avoidance of doubt, in the event that at the AGM any of the resolutions below will not be adopted, the current indemnification letter granted to the pertinent Indemnified Person shall remain in full force and effect.

The Audit Committee and the Board of Directors of the Company have approved, and recommended to the shareholders at the AGM to approve, the grant of the Indemnification Letter to each Indemnified Person and resolved that such resolutions are in the best interest of the Company. The Directors have noted that they all have a Personal Interest in this matter.

It is proposed, in accordance with the Israeli Companies Law and the Company’s Articles of Association, that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Dr. Michael Anghel and to provide him with an Indemnification Letter;

(ii)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Barry Ben-Zeev (Woolfson) and to provide him with an Indemnification Letter;

(iii)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Ms. Osnat Ronen and to provide her with an Indemnification Letter;

(iv)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Arie (Arik) Steinberg and to provide him with an Indemnification Letter;

(v)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Avi Zeldman and to provide him with an Indemnification Letter;

(vi)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Ilan Ben Dov and to provide him with an Indemnification Letter;

(vii)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Dr. Shlomo Nass and to provide him with an Indemnification Letter;

(viii)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Dr. Arie Ovadia and to provide him with an Indemnification Letter; and

(ix)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Yahel Shachar and to provide him with an Indemnification Letter.

RESOLVED, that these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of each of items no. 8(i)-8(v) on the agenda. The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of each of items no. 8(vi) and, for the sake of being cautious, items no. 8(vii)-8(ix) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the resolution participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least two Business Days (as defined in the Company's Articles of Association) prior to the date of the AGM, whether the shareholder has a Personal Interest in the approval of any of items no. 8(vi)-8(ix) on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to these items. A shareholder voting, by means of a Deed of Vote, may include said notice regarding a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s License contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, or, if the vote is by Deed of Vote, must so indicate on the Deed of Vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of Partner’s License (a translation of Sections 21-24 of the License is attached hereto as Annex “F"). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors YONIT RAVIV, ADV. Acting Chief Legal Counsel and Company Secretary

Dated: April 3, 2012

Annex “A”

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2011 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2011 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed integrated audits of Partner Communications Company Ltd.’s ("the Company" or "Partner") consolidated financial statements and of its internal control over financial reporting as of December 31, 2011, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated statement of financial position of Partner as of December 31, 2011 and 2010, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Partner as of December 31, 2011 and 2010, and the results of its operations, of changes in equity and of its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2011, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel	Kesselman & Kesselman
March 21, 2012	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2010	2011	2011
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		321	532	139
Trade receivables	8	1,331	1,518	397
Other receivables and prepaid expenses	9	71	41	11
Deferred expenses – right of use	14		19	5
Inventories	10	101	162	43
Income tax receivable			12	3
Derivative financial instruments	7	6	24	6
		1,830	2,308	604
NON CURRENT ASSETS
Trade Receivables	8	632	856	224
Deferred expenses – right of use	14		142	37
Assets held for employee rights upon retirement, net	19		3	1
Advance payment in respect of the acquisition of 012 smile	5	30
Property and equipment	11	2,058	2,051	537
Licenses and other intangible assets	12	1,077	1,290	338
Goodwill	12(c),5		407	107
Deferred income tax asset	27		30	8
		3,797	4,779	1,252

TOTAL ASSETS		5,627	7,087	1,856

The financial statements were authorized for issue by the board of directors on March 21, 2012.

Haim Romano	Ziv Leitman	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2010	2011	2011
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and other liabilities and current borrowings	16,17,18	628	498	130
Trade payables		771	913	239
Parent group - trade	28	72	142	37
Other payables	13	264	216	57
Deferred revenue		51	52	14
Provisions	15	26	65	17
Derivative financial instruments	7	3	3	1
Income tax payable		11
		1,826	1,889	495

NON CURRENT LIABILITIES
Notes payable	17	1,836	2,605	682
Bank borrowings	16	1,252	2,068	541
Liability for employee rights upon retirement, net	19	54	48	13
Dismantling and restoring sites obligation	15	23	25	7
Other non-current liabilities	18	8	10	2
Deferred tax liability	27	2	17	4
		3,175	4,773	1,249

TOTAL LIABILITIES		5,001	6,662	1,744

EQUITY	23
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2010 and 2011 - 235,000,000 shares; issued and outstanding -		2	2	1
December 31, 2010 – *155,249,176 shares
December 31, 2011 – *155,645,708 shares
Capital surplus		1,099	1,100	288
Accumulated deficit		(124)	(326)	(85)
Treasury shares, at cost - December 31, 2010 and 2011 - 4,467,990 shares		(351)	(351)	(92)
TOTAL EQUITY		626	425	112
TOTAL LIABILITIES AND EQUITY		5,627	7,087	1,856

  * Net of treasury shares

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					Into U.S. Dollars
		New Israeli Shekels			(note 2a)
		Year ended December 31
		2009	2010	2011	2011
	Note	In millions (except earnings per share)
Revenues, net	6	6,079	6,674	6,998	1,831
Cost of revenues	6, 12, 24	3,770	4,093	4,978	1,303
Gross profit		2,309	2,581	2,020	528

Selling and marketing expenses	24, 12	387	479	711	186
General and administrative expenses	24	290	306	291	76
Impairment of goodwill	12(c)			87	23
Other income, net	25	69	64	105	28
Operating profit		1,701	1,860	1,036	271
Finance income	26	28	28	39	10
Finance expenses	26	204	209	333	87
Finance costs, net	26	176	181	294	77
Profit before income tax		1,525	1,679	742	194
Income tax expenses	27	384	436	299	78
Profit for the year		1,141	1,243	443	116

Earnings per share
Basic		7.42	8.03	2.85	0.75
Diluted	29	7.37	7.95	2.84	0.74

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2009	2010	2011	2011
	Note	In millions
Profit for the year		1,141	1,243	443	116
Other comprehensive income (losses):
Actuarial gains (losses) on defined benefit plan	19	16	(8)	(21)	(5)
Income taxes relating to actuarial gains (losses) on defined benefit plan	27	(4)	2	5	1
Other comprehensive income (losses) for the year, net of income taxes		12	(6)	(16)	(4)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,153	1,237	427	112

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share capital
		Number of		Capital	Accumulated	Treasury
		Shares**	Amount	surplus	deficit	shares	Total
	Note		I n m i l l i o n s
New Israeli Shekels:
BALANCE AT JANUARY 1, 2009		153,419,394	2	2,446	(365)	(351)	1,732

CHANGES DURING THE YEAR ENDED DECEMBER 31,2009
Total comprehensive income for the year					1,153		1,153
Exercise of options granted to employees		1,020,742	*	37			37
Employee share-based compensation expenses					22		22
Dividend	23				(982)		(982)
BALANCE AT DECEMBER 31, 2009		154,440,136	2	2,483	(172)	(351)	1,962

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010
Total comprehensive income for the year					1,237		1,237
Exercise of options granted to employees		809,040	*	16			16
Employee share-based compensation expenses					23		23
Capital reduction (see note 23(d))				(1,400)			(1,400)
Dividend	23				(1,212)		(1,212)
BALANCE AT DECEMBER 31, 2010		155,249,176	2	1,099	(124)	(351)	626

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2011
Total comprehensive income for the year					427		427
Exercise of options granted to employees	23	396,532	*	1			1
Employee share-based compensation expenses					19		19
Dividend	23				(648)		(648)
BALANCE AT DECEMBER 31, 2011		155,645,708	2	1,100	(326)	(351)	425

Convenience translation into U.S. Dollars (note 2a):
BALANCE AT JANUARY 1, 2011		155,249,176	1	288	(32)	(92)	165
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2011
Total comprehensive income for the year					112		112
Exercise of options granted to employees	23	396,532	*	*			*
Employee share-based compensation expenses					5		5
Dividend					(170)		(170)
BALANCE AT DECEMBER 31, 2011		155,645,708	1	288	(85)	(92)	112

*   Representing an amount less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2009	2010	2011	2011
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)		2,092	2,384	1,881	491
Income tax paid	27	(339)	(426)	(311)	(81)
Net cash provided by operating activities		1,753	1,958	1,570	410

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	11	(526)	(361)	(349)	(91)
Acquisition of intangible assets	12	(231)	(105)	(155)	(41)
Advance payment in respect of the acquisition of 012 Smile			(30)
Acquisition of 012 smile, net of cash acquired of NIS 23 million (Appendix B)				(597)	(156)
Interest received	26	1	5	12	3
Proceeds from sale of property and equipment				3	1
Proceeds from derivative financial instruments, net	7	24	5	1	*
Net cash used in investing activities		(732)	(486)	(1,085)	(284)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		37	16	1	*
Non-current bank borrowings received	16	300	1,000	900	236
Proceeds from issuance of notes payable, net of issuance costs	17	446	990	1,136	297
Dividend paid	23	(986)	(1,209)	(659)	(172)
Capital reduction (see note 23(d))			(1,400)
Repayment of finance lease		(7)	(3)	(4)	(1)
Interest paid	26	(89)	(118)	(235)	(62)
Repayment of current borrowings	16	(20)		(128)	(33)
Repayment of non-current bank borrowings	16			(699)	(183)
Repayment of notes payable	17	(557)	(756)	(586)	(153)
Net cash used in financing activities		(876)	(1,480)	(274)	(71)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		145	(8)	211	55

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		184	329	321	84

CASH AND CASH EQUIVALENTS AT END OF YEAR		329	321	532	139

* Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Continued) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A– Cash generated from operations and supplemental information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31,
		2009	2010	2011	2011
	Note	In millions

Cash generated from operations:
Profit for the year		1,141	1,243	443	116

Adjustments for:
Depreciation and amortization	11, 12	577	669	743	194
Amortization of deferred expenses- Right of use	14			29	7
Impairment of deferred expenses- Right of use	14, 12(b)			148	38
Impairment of goodwill	12(c)			87	23
Impairment of intangible assets	12		16	114	30
Employee share based compensation expenses	23	22	23	19	5
Liability for employee rights upon retirement, net	19	1	8	(26)	(7)
Finance costs, net	26	84	53	71	19
Gain (loss) from change in fair value of derivative financial instruments	7	(18)	6	(19)	(5)
Interest paid	26	89	118	235	62
Interest received	26	(1)	(5)	(12)	(3)
Deferred income taxes	27	63	18	2	1
Income tax paid	27	339	426	311	81
Capital loss from property and equipment	11	3	3	2	1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	8	(229)	(214)	(190)	(50)
Other		2	(40)	44	11
Increase (decrease) in accounts payable and accruals:
Parent group - trade	28	(17)	38	70	18
Trade		43	(40)	(37)	(10)
Other payables	13	6	27	(91)	(24)
Provisions	15	34	(8)	36	9
Deferred revenue		8	(5)	*	*
Increase in deferred expenses - Right of use	14			(27)	(7)
Current income tax liability	27	(22)	(9)	(13)	(3)
Decrease (increase) in inventories	10	(33)	57	(58)	(15)
Cash generated from operations:		2,092	2,384	1,881	491

* Representing an amount less than 1 million.

Supplementary information

At December 31, 2009, 2010 and 2011, trade payables include NIS 179 million, NIS 220 million and NIS 217 million, respectively, in respect of acquisition of intangible assets and property and equipment.

At December 31, 2009, 2010 and 2011, tax withholding related to dividend of approximately NIS 14 million, NIS 17 million and NIS 6 million, respectively is outstanding, see also note 23(c).

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 3

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix B – Acquisition of 012 Smile

On March 3, 2011, the Company acquired 012 Smile. The fair values of assets acquired and liabilities assumed were as follows (see also note 5):

NIS in millions
Current assets	295
Deferred expenses – right of use	282
Property and equipment	159
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term borrowings	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 Smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile	597

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services under the orange™ brand. The address of the Company's Principal Executive Offices is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR". See also note 23 (a).

The ultimate holding company is Suny Electronics Ltd., since it is the parent company of Scailex Corporation Ltd, which is the Company's parent company as of October 28, 2009 ("Scailex", "Parent group"). Prior to that date the Company's parent company was Hutchison Telecommunications International Limited ("Hutchison Telecom") through Advent Investments Pte Ltd.

On March 3, 2011, the Company completed the acquisition of 012 Smile Telecom Ltd. ("012 Smile"), from Merhav-Ampal Energy Ltd. 012 Smile provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using Voice Over Boradband ("VOB")) under the 012 Smile brand. See also note 5.

These consolidated financial statements of the Company as at December 31, 2011, are comprised of the Company and its subsidiaries and partnerships (the "Group"). See list of subsidiaries and partnerships and principles of consolidation in note 2 (c).

b.	Operating segments

The Group provides telecommunications services in the following two segments (see note 6):

(1)	Cellular communication services: airtime and content;

Content services include mainly voice mail, text and multimedia messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Generally, these enhanced features and data application generate additional service revenues through monthly subscription fees of increased usage utilization of the features and applications. Other optional services, such as equipment extended warranty plans are also provided for a monthly fee and are either sold separately or included in rate plan packages.

(2)
Fixed-line communication services, that include: (1) Internet services ("ISP") that provides access to the internet as well as home WiFi networks, including Value Added Services ("VAS") such as anti-virus and anti-spam filtering; (2) Transmission services; (3) fixed-line voice communication services provided through Voice Over Broadband ("VOB") and Primary Rate Interface ("PRI"); (4) International Long Distance services ("ILD"): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services.

The cellular segment and the fixed-line segment also include operations of equipment selling: mainly handsets, phones, modems, datacards, domestic routers, and related equipment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

c.	Cellular segment licenses

The Company operates under a license granted by the Israeli Ministry of Communications ("MOC") to operate a cellular telephone network. The license is valid through 2022. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator. Under the terms of the license, the Company provided a bank guarantee in NIS equivalent of USD 10 million to the State of Israel to secure the Company's adherence to the terms of the license.

The license authorizes the Company to provide mobile telephone services within the State of Israel as well as offer roaming services outside the State of Israel. In May 2000, the Company was also granted a license from the Israeli Civil Administration, to provide mobile services to the Israeli populated areas in the West Bank. The license is effective until April 7, 2013. The Company believes that it will be able to receive an extension to this license upon request. The Company provided a bank guarantee in NIS equivalent of USD 0.5 million to the State of Israel to secure the Company's adherence to the terms of the license.

See note 2 (g) (1) for the accounting policy in respect of the Group's licenses.

d.	Fixed-line segment licenses

ISP licenses:

In March 2001, the Company received a special license granted by the MOC, allowing the Company through its own facilities to provide internet access to land-line network customers: Internet Service Provider (ISP). The license was renewed in April 2008 and is valid until April 2013. The Company believes that it will be able to receive an extension to this license upon request.

012 Smile also holds an ISP license to supply internet access and Wi-Fi services which is valid until December 2014. The license may be extended for various periods. The Group believes that it will be able to receive an extension to this license upon request.

ILD license:

012 Smile also holds a license for the provision of International Long Distance services (ILD). The license is valid until December 2030, with possible extensions for one or more successive periods of ten years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

d.	Fixed-line segment licenses(continued)

Land-line and VOB and DFL licenses:

Partner Land-line Communication Solutions - Limited Partnership, which is fully owned by the Company, holds a license for the provision of domestic land-line telecommunications services including the right to offer VOB services using the infrastructure of Bezeq The Israel Telecommunication corp. Ltd and HOT- Telecommunication Systems Ltd (leading fixed communication infrastructure services providers in Israel) to access customers and to provide them with land-line telephony service and the provision of transmission and data communications services that were previously provided for under a transmission license that was granted in July 2006.

The license expires in 20 years but may be extended by the MOC for successive periods of 10 years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services. The Company deposited a bank guarantee in the amount of NIS 10 million with the MOC upon receiving the license which shall be used to secure the Company's obligations under the License. In addition it holds a domestic land-line license to provide land-line services to the Israeli populated areas in the West Bank. The last license is effective until March 2019.

012 Telecom Ltd., which is a wholly-owned subsidiary of 012 Smile, holds a license for the provision of stationary domestic telecommunication services including provision of domestic telecommunication services using VOB technology.

The license was granted for a period of 20 years. At the end of the license period, the MOC may extend the license for one or more successive periods of ten years.

Endpoint Network Services licenses:

The Company holds a special license granted by the MOC allowing it to provide certain telecom services, including providing and installing equipment and cabling, representing the subscriber with local fixed operators, and establishing and operating control facilities within a subscriber’s premises. The license is valid until February 2017.

012 Smile received a license to supply, install, operate and maintain all types of endpoint network equipment, including central switchboards, telephone cables, connection closets, etc. The license is valid until December 2014 and may be extended for various periods. The Group believes that it will be able to receive an extension to this license upon request.

012 Smile provided the State of Israel with an unconditional bank guarantee of NIS 23 million to ensure compliance with the provisions of the VoB and DFL license and the international telecommunications services license. The guarantee will be in effect for a period ending two years after the end of the licenses period, or until the date on which the Company fulfills all of its obligations under the licenses.

See note 2 (g) (1) for the accounting policy in respect of the Group's licenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

e.	Main recent regulatory developments

(1)	Reduction of interconnect tariffs to be paid to cellular operators

In September 2010, the interconnect tariffs payable to Israeli cellular operators by other Israeli telecommunications operators were changed as follows:

•
the maximum interconnect tariff payable by a telecommunications operator to a cellular operator for the completion of a call on its cellular network was reduced from the previous tariff of NIS 0.251 per minute to NIS 0.0687 per minute effective January 1, 2011; to NIS 0.0634 per minute effective January 1, 2012; to 0.0591 per minute effective January 1, 2013; and to NIS 0.0555 per minute effective January 1, 2014; and

•
the maximum interconnect tariff payable by a telecommunications operator to a cellular operator for sending an SMS message to its cellular network was reduced from the then current tariff of NIS 0.0285 to NIS 0.0016 effective January 1, 2011; to NIS 0.0015 effective January 1, 2012; to NIS 0.0014 effective January 1, 2013; and to NIS 0.0013 effective January 1, 2014.

The tariffs do not include VAT and are to be updated annually on January 1 of each year starting January 1, 2011 as follows: linked to the CPI, using the average annual CPI for the year 2009 (as defined by the Israeli Central Bureau of Statistics) as the basic CPI. Accordingly the CPI-adjusted tariff per minute effective January 1, 2011 is NIS 0.0728, and effective January 1, 2012 is NIS 0.0690; and the CPI-adjusted tariff for sending SMS message effective January 1, 2011 is NIS 0.0017, and effective January 1, 2012 is NIS 0.0016. The tariffs will also be increased by the percentage of royalties payable to the MOC by the operator.

On June 6, 2011, the Company's petition in respect of the above, filed on November 14, 2010 with the Supreme Court of Justice against the Ministry of Communications' decision to reduce interconnect tariffs, was dismissed with prejudice with the Company's consent.

(2)	New operators

The MOC granted MVNO licenses to a number of companies which are expected to increase competition in the market. These operators are expected to launch their operations during 2012 while one operator began operating in December 2011. Two of the Group's competitors have signed agreements with MVNOs to offer access to their network structure. In December 2011, the Group signed an agreement with Alon Cellular ltd. for the use of the Group's network as an MVNO.

In September 2010, the MOC published a UMTS frequencies allocation tender offer in the 2100 Mhz spectrum for two additional cellular operators. As a result, the UMTS frequencies were ultimately awarded to MIRS (whose license was amended accordingly) and Golan Telecom Ltd., that was granted a license in December 2011.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

e.	Main recent regulatory developments (continued)

(3)	Termination of structural separation period

In February 2011, the regulations prohibiting cellular operators from providing international services and prohibiting a cellular operator from having significant influence over an international landline operator were amended to allow cellular operators to have significant influence over an international landline operator upon the earlier of the following: December 31, 2012, or publication of a notification by the Director General of the Ministry of Communications with respect to one of the following (1) an MVNO has begun to operate; (2) an international operator can begin to operate as an MVNO. In addition, the Ministry of Communications may allow a cellular operator to have significant influence over an international landline operator before these conditions are met, provided that “structural separation” is maintained between the long distance operations and the cellular operator’s business. In December 2011, the Ministry of Communications formally announced that an MVNO had begun to operate, hence the "structural separation" ceased.

Following, on December 25, 2011 the Group announced a change in the organizational structure, in which the infrastructure and headquarters parallel activities of Partner and 012 Smile will be merged and integrated. As part of the integration strategy between Partner and 012 Smile, along with maintaining separate segments (cellular and fixed-line), the headquarter services of the group, including human resources, finance, legal, procurement and logistics, will be integrated and will be provided jointly under an integrated management.

The fixed-line segment operations (see note 1(b)(2)) were united under the responsibility of one senior officer.

(4)	Consumer protection regulations

As part of an amendment to the Telecommunications Law, effective February 2011, customers with commitment agreements for no more than 100 cellular telephone lines that terminate a commitment agreement during the commitment period may not be charged a penalty that exceeds 8% of the subscriber's average monthly bill for operator’s services until termination, multiplied by the balance of the remaining number of months in the commitment period. For commitment agreements signed prior to February 1, 2011, these new provisions will apply to subscribers with no more than 50 cellular telephone lines.

 In August 2011, an additional amendment to the Telecommunications Law was enacted with respect to exit fees charged from subscribers of various other telecommunications operators: cable and satellite, internet, fixed line telephony and international telephony. According to the amendment, new subscribers may not be charged exit fees while existing subscribers with average monthly bills lower than NIS 5000, may be charged exit fees of no more than 8% of the subscriber's average monthly bill for operator’s services until termination, multiplied by the balance of the remaining number of months in the commitment period.

As a result, the Company recorded an impairment of subscriber acquisition costs, see note 2(j) and 2(g)(5) and 12(2).

(5)	Increase in future corporate tax rate: see note 27.

(6)	Royalty payments: see note 20.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

(1)	Statement of compliance

The consolidated financial statements of the Company as of December 31, 2011 ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The principle accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

(2)	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates, and requires management to exercise its judgment in the process of applying the Group's accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Basis of preparation of the financial statements (continued)

(3)	Basis of measurement

The consolidated financial statements have been prepared on the basis of historical cost convention except for the following assets and liabilities:

(a)	Derivative financial instruments are measured and presented at their fair values through profit or loss.

(b)	Property and equipment were revalued to the fair value on the transition date to IFRS as deemed cost, see note 2(f).

(c)	Assets held and liability for employee rights upon retirement, net, is valued based on the present value of the defined benefit obligation less fair value of the plan assets, see note 19.

(d)
Until December 31, 2003 the Israeli economy was considered hyperinflational according to IFRS, therefore the value of non-monetary assets, licenses and equity items have been adjusted for changes in the general purchasing power of the Israeli currency – NIS, based upon changes in the Israeli Consumer Price Index ("CPI") until December 31, 2003.

(e)
Identifiable assets acquired and liabilities and contingent liabilities assumed upon the business combination of acquiring 012 Smile were initially recognized at fair value as of the acquisition date March 3, 2011.

(f)	Goodwill is initially measured as the excess of the aggregate of the consideration transferred over the net fair value of identifiable assets acquired, liabilities and contingent liabilities assumed.

(4)	Convenience translation into U.S. Dollars (USD or $)

The NIS figures at December 31, 2011 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2011    (USD 1 = NIS 3.821). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

b.	Foreign currency translations

(1)	Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company and its subsidiaries and partnerships operate (the "functional currency"). The consolidated financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Group's functional and presentation currency. The amounts presented in NIS millions are rounded to the nearest NIS million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Foreign currency translations (continued)

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and partnerships.

Subsidiaries and partnerships are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than half of the voting rights. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, and the liabilities incurred to the former owners of the acquiree. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition- related costs are expensed as incurred.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

List of wholly owned Subsidiaries and partnerships:

012 Smile Telecom ltd.
012 Telecom ltd.
012 Global, inc.
Partner Land-Line Communication Solutions - Limited Partnership
Partner Future Communications 2000 Limited ("PFC")
Partner Business Communications Solution - Limited Partnership
Partner Net Limited

d.	Operating Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (regarded as Chief Operation Decision-Maker, CODM) who is responsible for allocating resources and assessing performance of the operating segments. The segments identified are:  (1) cellular business and; (2) fixed line business. See also note 6.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Inventories

Inventories of cellular handsets and fixed telephones, related accessories, spare parts, ISP modems and related equipment are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Group determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory ageing and current and future expectations with respect to product offerings.

f.	Property and equipment

On January 1, 2008, the transition date to IFRS, the Company adopted an exemption provided in IFRS1 allowing the measurement of the Company's property and equipment as of the transition date to IFRS at fair value, and to use this value as its deemed cost as of that date. The deemed cost was based upon an appraisal, performed by management with the assistance of independent appraisers.

Subsequent purchases of property and equipment are initially stated at cost.

Property and equipment assets that were acquired in a business combination were recognized at fair value as of the acquisition date (See note 5).

Costs are included in the assets' carrying amounts or recognized as separate assets, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance that do not meet the above criteria are charged to the statement of income during the financial period in which they are incurred.

Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Changes in the obligation to dismantle and remove assets on sites and to restore the sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (r) below.

Property and equipment is presented less accumulated depreciation, and accumulated impairment losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Property and equipment (continued)

Depreciation is calculated using the straight-line method over the estimated useful economic lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)

Computers, software and hardware for
information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-15
Optic fibers and related assets	7-25 (mainly 20)
Property	25

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful economic life (5-10 years) of the improvements, whichever is shorter.

On October 25, 2010 the Company signed an agreement with LM Ericsson Israel Ltd. ("Ericsson") for the upgrade of its existing networks and the deployment of a fourth generation network in Israel (the "Agreement"). The Agreement includes the upgrade, replacement and the expansion of certain parts of the Company's existing cellular and fixed line networks and the maintenance of the networks, including enhancement of the Company's abilities with respect to the cellular and fixed line ISP services it provides. The commercial operation of the fourth generation network by the Company is subject to the allocation of the relevant frequencies by the Ministry of Communications. The term of the Agreement is until December 31, 2014, whereas the replacement of the Company's switches and radio equipment is scheduled to be carried out by the end of the year 2013.  The total net amount, following all discounts and settlements, some of which are conditional, that the Company will be required to pay, in quarterly installments throughout the term of the Agreement, for the capital expenditure and maintenance services is approximately USD 100 million (approximately NIS 360(*) million). The Company allocates the net amount between capital expenditures and maintenance based on their relative fair values. The amount relating to support and maintenance is approximately USD 12 million (approximately NIS 43(*) million). The transaction resulted in accelerated depreciation of the replaced equipment, throughout the replacement period, whereas the main impact of the accelerated depreciation occurred during 2011. The Company recorded a depreciation acceleration of NIS 16 million in the fourth quarter of 2010, and of NIS 67 million in 2011. As of December 31, 2011, the depreciated cost of the assets is approximately NIS 30 million.
(*) The transaction is denominated in USD and translated above into NIS using the exchange rate as of the transaction date October 25, 2010 (1 USD = 3.599 NIS).

The assets' useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Accordingly, the Company adjusted the useful lives of some assets. The effect of such adjustment on the statement of income for 2011 was immaterial.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see (j) below).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Licenses and other intangible assets

(1)	Licenses:

(a)
The licenses to operate a cellular communication services are recognized at cost, adjusted for changes in the CPI until December 31, 2003 (See a (3)(d) above), and are amortized using the straight line method over their contractual period –the period ending in 2022. Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

(b)	The Company's license for providing fixed-line telephone services is stated at cost and is amortized by the straight-line method over the contractual period of 20 years, starting in 2007.

(c)
012 Smile and its subsidiaries have been granted various licenses from the Ministry of Communications for the provision of communication services. The licenses to operate international telephony services and local telephony services, are recognized at fair value in a business combination as of the acquisition date of 012 Smile (see note 5), and are amortized using the straight line method over their remaining contractual period: License for international telecommunications services until 2030, and the VOB and DFL license until 2025.

The amortization periods exclude any possible future extensions. The amortization expenses are included in the cost of revenues. The other licenses of the Group were received with no significant costs. See description of the licenses in note 1(c).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Licenses and other intangible assets (continued)

(2)	Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software.

Computer software systems were acquired in a business combination and were recognized at fair value as of the acquisition date of 012 Smile (See note 5)

Costs associated with maintaining computer software are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: (a) it is technically feasible to complete the software product so that it will be available for use; (b) management intends to complete the software product and use it; (c) there is an ability to use the software product; (d) it can be demonstrated how the software product will generate probable future economic benefits; (e) adequate technical, financial and other resources to complete the development and to use the software product are available; and (f) the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of software products include the software development employee costs. Other development expenditures that do not meet these criteria are recognized as an expenses as incurred.

Computer software costs are amortized over their estimated useful lives (3 to 7 years) using the straight-line method.

(3)	Customer relationships:

The Company has recognized as intangible assets the following customer relationships that were acquired in business combinations and recognized at fair value as of the acquisition date:

•	customer relationships with carriers and customer relationships with business customers were acquired in a business combination in 2006,
•	customer relationships as of the acquisition date of 012 Smile on March 3, 2011. (See note 5)

Customer relationships are amortized to selling and marketing expenses over their estimated useful economic lives (5 to 10 years) based on the straight line method.

(4)	Trade name:

Trade name is acquired in a business combination and was recognized at fair value in a business combination as of the acquisition date of 012 Smile (See note 5). The trade name is subsequently measured at amortized cost. The trade name is amortized to selling and marketing expenses over its estimated useful economic life (12 years) based on the straight line method.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Licenses and other intangible assets (continued)

(5)	Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, and costs to acquire ISP and VOB subscribers, pursuant to a contract with a commitment period and early termination penalties, are capitalized to intangible assets according to IAS 38, if (1) such assets are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Group; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses.

The cost of the subsidized handset less the subscriber's payment towards the handset, and sales commissions, are included in the subscriber acquisition and retention costs (see also (s)(2) below). The capitalized costs are amortized over their expected useful economic life which is not longer than their minimum enforceable period, which is generally a period of 18 months, using the straight-line method.

Capitalized ISP and VOB subscriber acquisition costs (mainly sales commissions) are amortized over their expected useful economic life which is not longer than their minimum enforceable period, which is generally a period of 18 or 36 months, using the straight-line method amortization.

In the event that a subscriber churns off the network or the arrangement is canceled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The amortization expenses are included in the cost of revenues. See also note 2(j) in respect of impairments of SARC assets recorded.

h.	Right of use (ROU) of international fiber optic cables

Right of use (ROU) of international fiber optic cables (see note 14) was acquired in a business combination and was recognized at fair value as of the acquisition of 012 Smile (see note 5), subsequent additions are recognized at cost. The ROU is presented as deferred expenses (current and non-current) and is amortized on a straight line basis over a period beginning each acquisition of additional ROU in the framework and until 2027 (including expected extension periods). See also notes 20(5), 12(b)(2).

i.	Goodwill

Goodwill acquired in a business combination (see note 5) and represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units ("CGUs"), or group of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Goodwill (continued)

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

See note 12(c) in respect of impairment charges recorded.

j.	Impairment of non-financial assets with finite useful economic lives

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indications exist an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. For the purposes of assessing impairment, assets are grouped to at the lowest levels for which there are separately identifiable cash flows (cash-generating units (CGUs)).

When an impairment loss subsequently reverses due to favorable changes in circumstances, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, not exceeding the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU). A reversal of an impairment loss is recognized immediately in the statement of income.

See note 12 in respect of impairment charges recorded.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Financial instruments

The Group classifies its financial instruments in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, and (3) liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired or assumed. Management determines the classification of its financial instruments at initial recognition.

1.	Financial instruments at fair value through profit or loss category:

This category includes embedded derivative financial instruments and freestanding derivative financial instruments. These derivatives do not qualify for hedge accounting. Instruments in this category are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current. Gains or losses arising from changes in the fair value of these derivative financial instruments are presented in the income statement within "finance costs, net" in the period in which they arise.

2.	Loans and receivables category:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for arrangements longer than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss. The Group's loans and receivables comprise "trade receivables" and "other receivables" and "cash and cash equivalents" in the statement of financial position. See also note s(3) below regarding revenue recognition from non-current credit arrangements.

Ordinary purchases and sales of financial assets are carried at the settlement date, the date on which the asset is delivered to or by the Group.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership of the assets. The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The asset's carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated income statement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Financial instruments(continued)

3.	Financial liabilities and borrowings at amortized cost category:

Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment. They are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method. The Group's financial liabilities and borrowings at amortized cost category include notes payable, bank borrowings, credit facilities, and liability in respect of finance lease and accounts payables.

l.	Cash and Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

m.	Trade Receivables

Trade receivables are recognized initially at fair value. Non-current receivables are subsequently measured at amortized cost using the effective interest method, less allowance for impairment (allowance for doubtful accounts). The allowance is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that trade receivable is impaired. The amount of the allowance is determined as a percentage of specific debts doubtful of collection, and taking into consideration the likelihood of recoverability of accounts receivable based on the age of the balances, the Group's historical write-off experience net of recoveries, changes in the credit worthiness of the Group's customers, and collection trends. The trade receivables are periodically reviewed for impairment.

The Company factors non-current trade receivables resulting from sales of handsets by credit cards. The factoring is executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable is recorded by the Company as a sales transaction, and derecognized under the provisions of IAS 39 financial instruments: recognition, and measurement. The results of the factoring transaction are charged to financial income and expenses on the settlement date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. Trade payables are recognised initially at fair value, and subsequently measured at amortized cost.

o.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid. Including any attributable incremental costs, net of tax. Treasury shares do not have a right to receive dividends or to vote.

p.	Employee benefits

(i)	Post employment benefits:

1.	Defined contribution plan

According to section 14 of the Israeli Severance Pay Law the Group's liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Group pays fixed contributions into a separate and independent entity. The Group has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position.

Obligations for contributions to defined contribution pension plans are recognized as an expense in statement of income when they are due.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Employee benefits (continued)

(i)	Post employment benefits (continued)

2.	Defined benefit plan

Labor laws and agreements, and the practice of the Group, require paying retirement benefits to employees dismissed or retiring in certain other circumstances (except for those described in 1 above), measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Group to pay retirement benefits is treated as a defined benefit plan.

The defined benefit obligation is recognized in the statement of financial position at the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets. With respect to defined benefit plans for a subsidiary the fair value of the plan assets are recognized and presented in the statement of financial position less the present value of the defined benefit obligation at the end of the reporting period.

The defined benefit obligation is calculated annually using the projected unit credit method. The measuring of liability and plan assets are based on calculation made by an external actuarial expert. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) using interest rates of Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability, since the Group's management is in the opinion that Israel does not have a deep market for high-quality corporate bonds.

Actuarial gains and losses resulting from changes in actuarial valuation and differences between past assumptions and actual results are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan obligation and the expected returns on the plan assets are charged or credited to finance costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Employee benefits (continued)

(ii)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably legally or constructively committed either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

(iii)	Short term employee benefits

1.	Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Group charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on undiscounted basis.

2.	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration individual performance and the Group's overall performance.

The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

q.	Share based payment

The Group operates a number of equity-settled, share-based compensation plans, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. The total amount expensed is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated deficit.

The proceeds received net of any directly attributable transactions costs are credited to share capital and capital surplus when the equity instruments are exercised.

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliable estimated. See also note 15.

(1)
In the ordinary course of business, the Group is involved in a number of lawsuits and litigations. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlements amount that are expected to be incurred, if any.

(2)
The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance costs.

(3)
Provisions for handset warranties include obligations to customers in respect of handsets sold. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Revenues

The Group's revenues are measured at fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of business. Revenue is presented net of Value-Added-Tax, returns, rebates and discounts, and intercompany revenues. The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities as described herein.

(1)	Revenues from services:

Revenues from services (see note 1(b)) are recognized when the services are rendered, and all other revenue recognition criteria are met.

Revenues from Pre-paid calling cards sold to customers are recognized upon the earlier of customer's usage of the cards, or expiration.

For broadband and data services, revenue is earned on a fixed monthly fee basis for the provision of services. Broadband and data services include monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web and server hosting. These fees are recognized as services are provided. The Group records payments received in advance for services and services to be provided under contractual agreements, such as internet broadband, as deferred income until such related services are provided.

The Group determines whether it is acting as a principal or as an agent. The Group is acting as a principal if it has exposure to the significant risks and rewards associated with the rendering of services. Features that indicate that the Group is acting as a principal include: (a) the Group has the primary responsibility for providing the services to the customer or for fulfilling the order; (b) the Group has latitude in establishing prices, either directly or indirectly; and (c) the Group bears the customer's credit risk for the amount receivable from the customer. On the other hand, the Group is acting as an agent or an intermediary, if it does not have exposure to the significant risks and rewards associated with the rendering of services. One feature indicating that the Group is acting as an agent is that the amount the Group earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer. Based on the above considerations the Group determined that it is acting as an agent in respect of certain content services provided by third parties to customers, and therefore the revenues recognized from these services are presented on a net basis in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Revenues (continued)

(2)	Revenues from sales of equipment:

Revenue from sale of equipment includes revenue from sale of handsets, routers, phones and related accessories. Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

Some sales of handsets with accompanying services constitute a revenue arrangement with multiple deliverables. Accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. The revenue from sales of handsets is recognized as equipment revenues upon the delivery of the equipment to the subscriber when all revenue recognition criteria are met. The Group determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a stand-alone basis.

The Company subsidizes, in some cases, the sale of the handset to end subscribers by selling it at a price below its cost to secure a fixed-term service contract for the purpose of acquiring new subscribers or retaining existing subscribers. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, and direct selling expenses are capitalized as elements of subscriber acquisition and retention costs in accordance with accounting policy set out in note g(5) above. The subsidy represents the difference between the cost of the handset and the payment received from the subscriber for the handset.

(3)	Revenues from non-current credit arrangements:

Revenues from non-current credit arrangements to customers in respect of sales of equipment are recognized on the basis of the present value of future cash flows, discounted at the prevailing rate for a similar instrument of an issuer with a similar credit rating. The difference between the original credit and its present value is recorded as other income over the credit period.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from lessor) are charged to income statements on a straight-line basis over the lease term, including extending options which are reasonably certain.

Leases where the Group, as a lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

u.	Advertising expenses

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2009, 2010 and 2011 totaled NIS 116 million, NIS 140 million and NIS 59 million, respectively.

v.	Tax expenses

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period.  The Group recognized deferred tax, using the liability method, on temporary differences arising between the carrying amounts in the consolidated financial statements of assets and liabilities and their tax bases.

Deferred income tax is determined using the tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 27.

Deferred income tax is not provided on temporary differences arising on investments in subsidiaries, because the timing of the reversal of the temporary difference is controlled by the Group and it is not probable that the temporary difference will reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

w.	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Company's consolidated financial statements in the period in which the dividends are approved by the Company's board of directors, excluding distributions that are pending regulatory approval. See also note 23.

x.	Earnings Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see note 29).

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(a)	The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2011

(1)
In May 2010 the IASB issued Improvements to IFRSs that includes amendments to existing IFRSs, the amendments are effective for annual periods beginning on or after January 2011. The improvements include an amendment to IFRS7 Financial Instruments: Disclosures – Clarification of disclosures. The amendment added a declaration that the interaction between the qualitative and quantitative disclosures enables the users of the financial statements to better assess the Group's exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed, and certain disclosures regarding credit risk were amended while others were removed. The application of the amendments did not have a material impact on the financial statements.

(2)
IAS 24 (revised), Related party disclosures, issued in November 2009. It supersedes IAS 24, related party disclosures, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after 1 January 2011. The application of the amendments did not have a material impact on the financial statements.

(3)
Amendments to IFRIC 14 Prepayments of a minimum funding requirement, the amendments correct an unintended consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. The application of the amendments did not have a material impact on the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

(b)	The following new standards, amendments to standards or interpretations have been issued, but are not effective for the financial year beginning 1 January 2011, and have not been early adopted

(1)
IFRS 9 Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued n November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measued at amortized cost. The determination is made at initial recognition. The classification depends on the Group's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The standard is not applicable until January 1, 2015 but is available for early adoption. The standard was not early adopted. The Group is yet to assess the full impact of the standard.

(2)
In October 2010, an amendment to IFRS 7 Financial instruments: Disclosures, Transfers of Financial Assets was published. The amendment broadens the disclosures requirement regarding financial assets that were transferred to other parties, and will be effective for reporting periods commencing on July 1, 2011 or beyond. The Group is yet to assess the full impact of the amendment.

(3)
In December 2011 the IASB issued amendments to IFRS 7 Disclosures—Offsetting Financial Assets and Financial Liabilities, it amended the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The amendment is effective for annual and interim periods beginning on or after 1 January 2013. The Group is yet to assess the full impact of the amendment.

(4)
In May 2011 the IASB issued IFRS 10 Consolidated financial statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The standard was not early adopted. The Group is yet to assess the full impact of the standard.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

(b)
The following new standards, amendments to standards or interpretations have been issued, but are not effective for the financial year beginning 1 January 2011, and have not been early adopted (continued)

(5)
In May 2011 the IASB issued IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non Monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities. In addition, the standard categorizes joint arrangements as one of the following: Joint operations or Joint ventures. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted .The standard was not early adopted. The Group is yet to assess the full impact of the standard.

(6)
In May 2011 the IASB issued IFRS 12 Disclosures of interests in other entities. IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.  IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The standard was not early adopted. The Group is yet to assess the full impact of the standard.

(7)
In May 2011, the IASB issued IFRS 13, Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. IFRS 13 is effective from 1 January 2013. Early application is permitted. The standard was not early adopted. The Group is yet to assess the full impact of the standard.

(8)
In June 2011, the IASB issued an amendment to IAS 1, Financial statements presentation, regarding the presentation of Other Comprehensive Income (OCI). The amendment requires to group items presented in OCI on the basis of whether they are potentially recycled to profit or loss. The amendment is effective for annual periods beginning on or after 1 July 2012. Early application is permitted. The standard was not early adopted. The Group is yet to assess the full impact of the amendment.

(9)
In June 2011, the IASB issued an amendment to IAS 19, Employee benefits. The amendment eliminates the corridor approach, and requires to recognize all actuarial gains and losses in OCI as they occur; and to immediately recognize all past service costs; and to replace interest costs and expected returns on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (assets). The amendment is effective for annual periods beginning on or after 1 January 2013. Early application is permitted. The standard was not early adopted. The Group is yet to assess the full impact of the amendment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.	Critical accounting estimates and assumptions

(1)	Useful economic lives of assets:

The useful economic lives of the Group's assets is an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. See also note 2 (f) and note 2(g).

(2)	Impairment tests of assets with finite useful economic lives:

For the purpose of impairment testing of assets with finite useful lives the assets are grouped to the lowest levels for which there are separately identifiable cash flows (CGUs). The Group's management estimates the assets recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows from the continuing use of the CGU and also to choose a suitable discount rate which represents market estimates for the time value of money and the specific risks relating to the CGU. Determining the estimates of the future cash flows is based on management past experience and management best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. See also note 2(j).

As a result of the impairment test, the Group recorded in 2011 an impairment charge to certain assets in an amount of NIS 262 million, based on the key assumptions described in note 12(b).

(3)	Allowance for doubtful accounts:

See note 2(m) in respect of accounting for allowance for doubtful accounts.

(4)	Uncertain tax positions:

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on tax laws and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also note 2(v).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINACIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

a.	Critical accounting estimates and assumptions (continued)

(5)	Business combinations:

The Group is required to allocate the purchase price of entities and activities acquired in business combinations on the basis of the fair value of acquired assets and liabilities assumed. The Group uses external and internal valuations to determine the fair value. Goodwill represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The valuations include management estimations and assumptions for future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired components and their depreciation periods. See also note 5.

(6)	Purchase price allocation:

The Group allocates the purchase price between property and equipment and maintenance costs where they are purchased in a single transaction based on their estimated relative fair values. See also note 2(f).

(7)	Impairment tests of goodwill:

For the purpose of goodwill impairment testing, the goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination. Such allocation represents the lowest level at which the goodwill is monitored for internal management purposes and is not larger than an operating segment. The recoverable amounts of CGUs to which goodwill has been allocated have been determined based on the value-in-use calculations. These calculations require management to make estimates of the projected future cash flows from the continuing use of the CGU and also to choose a suitable discount rate which represents market estimates for the time value of money and the specific risks relating to the CGU. Determining the estimates of the future cash flows is based on management past experience and management best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. As a result of the impairment test, the Group recorded in 2011 an impairment charge to goodwill in an amount of NIS 87 million, based on the key assumptions described in note 12(c).

Sensitivity analysis: an increase of 1% in the derivative pre-tax discount rate in respect of the ISP/VOB and ILD group of CGUs would have resulted in additional impairment charge of approximately NIS 61 million, assuming all other factors constant. A decrease of 1% in the derivative growth rate in respect of the ISP/VOB and ILD group of CGUs would have resulted in additional impairment charge of approximately NIS 42 million, assuming all other factors constant. Any adverse changes in one of the key assumptions will cause additional impairment charges. See also note 2(i) and note 12(c).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

b.	Critical judgments in applying the Group's accounting policies

(1)	Provisions for legal claims and litigations:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in the assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, and to quantify the possible range of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates.

(2)	Revenue from services recognition:

The Company recognizes service revenues based upon minutes and seconds used, net of credits and adjustments for service discounts. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon actual unbilled usage of the Company's network by the customers, and also on historical data and trends. Actual billing cycle results depend on subscriber usage and rate plan mix, from the results estimated at the end of each period.

Regarding determination whether the Group is acting as a principal or as an agent see note 2(s)(1).

(3)	Sales of equipment with accompanying services:

The Group made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables that are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. See also note 2(s)(2).

(4)	Deferred tax assets:

Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is probable that sufficient and suitable taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted, taking into account any legal restrictions on the length of loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. See also note 27.

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – ACQUISITION OF 012 SMILE

a.	Transaction details

On March 3, 2011, (the "acquisition date") the Company completed the acquisition of 012 Smile Telecom Ltd., from Merhav-Ampal Energy Ltd. (the "Seller"), (the "Transaction").

012 Smile, a private Israeli company, is a leading provider of communication services in Israel, which provides a wide range of broadband and traditional voice services. 012 Smile's broadband services include broadband Internet access (ISP) with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband (VOB) and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network. 012 Smile's integrated multipurpose network allows it to provide services to almost all of the homes and businesses in Israel.

The Company has acquired all of the issued and outstanding shares of 012 Smile and therefore is the controlling party of 012 Smile, which will allow it to become a leading comprehensive communications group, expanding its services and products.

The consolidated financial statements include 012 Smile's results of operations, changes in equity and cash flows since the acquisition date. However, since acquisition date a structural separation between the Company and 012 Smile was required to be kept in place for regulatory reasons until December 14, 2011 (see also note 1 (b)).

The purchase price for the acquisition of 012 Smile was NIS 650 million which included the acquisition of all of the outstanding shares of 012 Smile and a loan from the previous shareholder to 012 Smile. The Company had previously paid NIS 30 million as a deposit for the acquisition. The reminder NIS 620 million was funded by cash on hand of NIS 158 million and notes payable of NIS 462 million. As part of the Transaction, 012 Smile undertook a liability to the Company by an amount similar to the loan less the receivable above. As part of the Transaction, the Company also guaranteed the bank loans and other bank guarantees, which were provided to 012 Smile, in a total amount of approximately NIS 800 million. For information about developments occurred after the acquisition date in respect of 012 Smile's indebtedness see notes 16(1), 16(7).

The acquisition is a business combination transaction and is accounted for using the purchase method. Under the purchase method, assets and liabilities are recorded at their fair values on the acquisition date and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities and contingent liabilities assumed. The excess of the purchase price over the fair value of the identifiable net assets acquired is recorded as goodwill.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – ACQUISITION OF 012 SMILE (continued)

The following table summarizes the consideration paid for 012 Smile, and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

March 3, 2011
NIS in millions
Current assets	295
Deferred expenses – right of use	282
Property and equipment	159
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term borrowings	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 Smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile	597

The fair value of the trade receivable purchased is NIS 225 million. The book value is NIS 226 million less allowance for doubtful debts of NIS 1 million.

Intangible assets include, among other assets: trade name that was valued using the "Relief from Royalty" method, an approach under which fair value is estimated to be the present value of royalties saved; and customer relationships that were valued using the "Multi-Period Excess Earning" method, an approach under which the Company estimates the present value of expected cash flows resulting from the existing customer relationships. See note 2 (g) for the amortization method and expected useful lives of intangible assets acquired in the business combination.

Goodwill in the amount of NIS 494 million arisen upon the acquisition date of 012 Smile on March 3, 2011 was recognized as the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill allocated to the fixed-line segment. The goodwill represents assets and earnings that do not form separable identifiable assets under IFRS3, but are expected to contribute to the future results of the fixed-line segment: reduction in costs through synergies and economies of scale expected from combining the operations of 012 Smile and the Company; market knowledge; and highly skilled workforce. The total amount of goodwill that is expected to be deductible for income tax purposes as of the acquisition date is NIS 212 million. See also note 12.

The revenues and loss contributed by 012 Smile included in the consolidated statement of income since March 3, 2011, the date of acquisition, and until December 31, 2011 were NIS 888 million (after elimination of intercompany transactions) and NIS 357 million (including impairment charges recorded, see notes 12 and 14) respectively.

Regarding impairment charges recorded, see note 12 and note 14.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – ACQUISITION OF 012 SMILE (continued)

b.	Pro-forma information

Had 012 Smile been consolidated from January 1, 2011, the consolidated income statement for the year ended December 31, 2011 would show revenue of NIS 7,176 million and profit of NIS 449 million.

The pro-forma information for the year ended December 31, 2011 provides pro forma effect to the Transaction as if it had been completed on January 1, 2011, and is based on the following assumptions:

(1)
The purchase price of NIS 650 million consisted of NIS 30 million in a form of advance payment which was paid prior to the acquisition date. The reminder NIS 620 million is assumed paid on January 1, 2011. As a result, an increase in interest expenses of approximately NIS 5 million for the year ended December 31, 2011 was included in the pro-forma information, based on an average annual interest rate of 3.35%, and on linkage differences to the Consumer Price Index in Israel ("CPI") (principal and interest).

(2)
012 Smile has prepaid its loan from the Seller on January 1, 2011. As a result, interest expenses of approximately NIS 10 million previously recorded by 012 Smile, based on an average annual interest rate of 10% and on linkage differences to the CPI (principal and interest), were eliminated in the pro-forma information.

(3)
Pro-forma adjustments were made to reflect elimination of inter-company transactions between the Company and 012 Smile. Accordingly, revenues in an amount of approximately NIS 18 million, and cost of revenues in an amount of approximately NIS 18 million were eliminated for the presentation of the pro-forma information.

(4)
The tax expenses were adjusted in respect of the above assumptions based on the corporate tax rate for the year 2011, and the deferred taxes are based on the corporate tax rates for the years the temporary differences are expected to be utilized.

This pro forma financial information is not necessarily indicative of the consolidated results that would have been had the acquisition occurred on January 1, 2011, nor is it necessarily indicative of future results.

c.	Claims against 012 Smile Communications Ltd ("012") and 012 Smile Telecom Ltd ("012 Smile")

See note 22(b).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, who is the Chief Operating Decision Maker ("CODM"). The CEO considers the business from two operating segments, as follows:

(a)
Cellular business – consists mainly of cellular services as: airtime, interconnect and content. In addition, this segment includes selling of related equipments: mainly handsets cellular phones, and related equipment.

(b)
Fixed line business - consist of a number of services provided over fixed-line networks: Transmission services; Primary Rate Interface ("PRI") lines for business sector customers; Voice over Broadband ("VoB") telephony services; Outgoing and Incoming international telephony, hubbing, roaming and signaling and calling card services (ILD); and Internet service provider ("ISP") services, including value added services, specialized data services and server hosting, and WiFi network of hotspots across Israel. In addition, this segment includes selling of related equipments such as routers and phones.

Each segment is divided to services and equipment relating to revenues and cost of revenues. The reportable operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and Earnings Before Interest expenses, Tax, Depreciation, Amortization and impairment charges ("EBITDA").  The CODM does not examine assets or liabilities for those segments, therefore they are not presented.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2011
	In millions
	Cellular segment	Fixed line segment		Elimination	Consolidated
Segment revenue - Services	4,219	1,005			5,224
Inter-segment revenue - Services	29	122		(151)
Segment revenue - Equipment	1,748	26			1,774
Total revenues	5,996	1,153		(151)	6,998

Segment cost of revenues – Services	2,601	969			3,570
Inter-segment cost of revenues- Services	122	29		(151)
Segment cost of revenues - Equipment	1,379	29			1,408
Cost of revenues	4,102	1,027	*	(151)	4,978
Gross profit	1,894	126			2,020

Operating expenses	712	290	*		1,002
Impairment of goodwill		87			87
Other income, net	105				105
Operating profit (loss)	1,287	(251)			1,036
Adjustments to presentation of EBITDA
–Depreciation and amortization	590	182			772
– Impairment of intangible assets, deferred expenses and goodwill (see note 12)		349			349
–Other (1)	19	2			21
EBITDA (2)	1,896	282			2,178

Reconciliation of EBITDA to profit before tax
- Depreciation and amortization					(772)
- Impairment of intangible assets, deferred expenses and goodwill					(349)
- Finance costs, net					(294)
- Other (1)					(21)
Profit before income tax					742

* Including impairment charges, see note 12.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2010
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Total segment revenue - Services	5,555	107		5,662
Inter-segment revenue - Services	20	57	(77)
Segment revenue - Equipment	987	25		1,012
Total revenues	6,562	189	(77)	6,674

Segment cost of revenues – Services	3,174	133		3,307
Inter-segment cost of revenues- Services	57	20	(77)
Segment cost of revenues - Equipment	751	35		786
Cost of revenues	3,982	188	(77)	4,093
Gross profit	2,580	1		2,581

Operating expenses	760	25		785
Other income, net	64			64
Operating profit (loss)	1,884	(24)		1,860
Adjustments to presentation of EBITDA
–Depreciation and amortization	633	36		669
–Impairment of intangible assets	16			16
–Other (1)	25			25
EBITDA (2)	2,558	12		2,570

Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(669)
- Impairment of intangible assets				(16)
- Finance costs, net				(181)
- Other (1)				(25)
Profit before income tax				1,679

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2009
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	5,369	55		5,424
Inter-segment revenue - Services	11	33	(44)
Segment revenue - Equipment	628	27		655
Total revenues	6,008	115	(44)	6,079
Segment cost of revenues – Services	3,091	115		3,206
Inter-segment cost of revenues- Services	33	11	(44)
Segment cost of revenues - Equipment	518	46		564
Cost of revenues	3,642	172	(44)	3,770
Gross profit (loss)	2,366	(57)		2,309
Operating expenses	626	51		677
Other income	69			69
Operating profit (loss)	1,809	(108)		1,701
Adjustments to presentation of EBITDA
–Depreciation and amortization	552	25		577
–Other (1)	26			26
EBITDA (2)	2,387	(83)		2,304

Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(577)
- Finance costs, net				(176)
- Other (1)				(26)
Profit before income tax				1,525

(1) Mainly employee share based compensation expenses.

(2) EBITDA as reviewed by the CODM, represents earnings before interest (finance costs, net), taxes, depreciation, amortization and impairment charges, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. See also note 16 (8) in respect of financial covenants.

In order to reflect a change in the approach of Management, the allocation of revenues and cost of revenues between services and equipment within the cellular segment was changed, effective from the fourth quarter of 2010. Total profit for the cellular and fixed line segments separately remains unchanged. The figures for 2009 in the financial statements have not been reclassified. However, had the allocation been applied to 2009, service revenues would have been higher by NIS 22 and equipment revenues would have been lower by the same amount. For the cost of revenues, had the allocation been applied to 2009 the cost of service revenues would have been lower by NIS 46 and the cost of equipment sales revenues would have been higher by the same amount.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk factors

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Group uses freestanding derivative instruments in order to partially cover its exposure to foreign currency exchange rate and CPI fluctuations. The freestanding derivative instruments are used for economic risk management that does not qualify for hedge accounting under IAS 39. The Group does not hold or issue derivative financial instruments for trading purposes.

1.	Risk Management

Risk management is carried out by the treasury department under policies and/or directions resolved and approved by the board of directors.

2.	Market risks

(a)	Description of market risks

The Group enters into foreign currency freestanding derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments, mainly in respect of trade receivables denominated in foreign currencies, are affected by changes in foreign currencies exchange rates. In addition the Group entered in previous years into derivative transactions in order to protect itself against the change in the CPI in respect of the principal of the CPI-linked Notes payable and borrowings.

Price risk

The Group is not exposed to price risk since it does not hold investments in securities.

Fair value risk due to interest rate changes

The fair value risk due to interest rate changes arises from non-current borrowings and notes payable bearing fixed interest rates. Since they are measured and presented in the statement of financial position at amortized cost, changes in the interest rate do not affect the financial statements nor cash flows in respect of the notes payable. The Group does not enter into interest risk hedging transactions.

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI), as some of the Group's non-current borrowings and notes payable are linked to the CPI. As part of its risk management policy the Company has entered into forward contracts that partially mitigate the exposure to changes in the CPI in 2010. The Group did not enter into CPI hedging transaction in 2011.

Furthermore, the Group's notes payable and non-current borrowings bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 5% in the interest expenses recorded in the income statement in respect of the abovementioned financial instruments would have resulted in an increase (decrease) in interest expenses of NIS 2 million. The Group does not enter into interest rate hedging transactions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(a)	Description of market risks (continued)

Foreign exchange risk

The Group's operating income and cash flows are exposed to currency risk, mainly due trade receivables and trade payables denominated in foreign currencies. As part of its risk management policy the Group enters into forward exchange contracts to partially mitigate the exposure to fluctuations in foreign exchange rates (mainly USD and EUR).

(b)	Analysis of linkage terms of financial instruments balances

The Group's exposure to foreign currency risk and CPI was based on the following financial instruments:

	December 31, 2011
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	2	1		529
Trade receivables	25	15		1,478
Other receivables				15
Derivative financial instruments (*)	24

Non- current assets
Trade receivables				856

Total assets	51	16		2,878

Current liabilities
Current maturities of notes payable and of other liabilities and current borrowings			424	74
Trade payables	139	66		708
Parent group - trade	87			55
Other payables	2		5	207
Derivative financial instruments (*)	3

Non- current liabilities
Notes payable			1,148	1,457
Bank borrowings			992	1,076
Other non-current liabilities	1

Total liabilities	232	66	2,569	3,577

(*) Relates to freestanding forward derivative financial instruments and embedded derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(b)	Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2010
	In or linked to foreign currencies (mainly USD)	NIS linked to CPI	NIS unlinked
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents			321
Trade receivables			1,331
Other receivables		38	33
Derivative financial instruments (*)	3	3
Non- current assets
Trade receivables			632
Total assets	3	41	2,317

Current liabilities
Current maturities of notes payable and of other liabilities and current borrowings		578	50
Trade payables	183		588
Other payables		1	263
Parent group - trade	43		29
Derivative financial instruments (*)	3
Non- current liabilities
Non-current borrowings		502	750
Notes payable		1,043	793
Total liabilities	229	2,124	2,473

(*)  Relates to freestanding forward derivative financial instruments and embedded derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(c)	Sensitivity analysis

A change of the CPI as at December 31, 2009, 2010 and 2011 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions
December 31, 2009
Increase in the CPI of	2.0%	(41)	(41)
Decrease in the CPI of	(2.0)%	41	41

December 31, 2010
Increase in the CPI of	2.0%	(40)	(40)
Decrease in the CPI of	(2.0)%	40	40

December 31, 2011
Increase in the CPI of	2.0%	(51)	(51)
Decrease in the CPI of	(2.0)%	51	51

A change of the USD exchange rate as at December 31, 2009, 2010 and 2011 would have increased (decreased) equity and profit by the amounts shown below. This analysis is based on contractual balances of assets and liabilities denominated or linked to USD, assuming that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions
December 31, 2009
Increase in the USD of	5.0%	(12)	(12)
Decrease in the USD of	(5.0)%	10	10

December 31, 2010
Increase in the USD of	5.0%	1	1
Decrease in the USD of	(5.0)%	(1)	(1)

December 31, 2011
Increase in the USD of	5.0%	6	6
Decrease in the USD of	(5.0)%	(6)	(6)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(c)	Sensitivity analysis (continued)

Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2011	NIS 3.821	NIS 4.938	216.27 points
2010	NIS 3.549	NIS 4.738	211.67 points
2009	NIS 3.775	NIS 5.442	206.19 points
Increase (decrease) during the year:
2011	7.7%	4.2%	2.2%
2010	(6)%	(12.9)%	2.7%
2009	(0.7)%	2.7%	3.9%

* Based on the index for the month ending on the end of each reporting period, on the basis of 1993 average = 100 points.

(d)	Details regarding the derivative financial instruments - foreign exchange and CPI risk management

The notional amounts of derivatives as of December 31, 2009, 2010 and 2011 are as follows:

	New Israeli Shekels
	December 31
	2009	2010	2011
	In millions
Forward transactions pay NIS, receive NIS linked to Israeli CPI	430	80	-
Forward transactions pay NIS, receive USD	113	334	382
Forward transactions pay Euro, receive USD	-	-	100
Embedded derivatives pay USD, receive NIS	163	144	56

The table above is based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates above, respectively.

See also note a(4) below  regarding maturity dates of the derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

3.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, and also from cash and cash equivalents, freestanding forward contracts, and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables in certain types over a certain amount, and requires collaterals against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Cash and cash equivalents	321	532
Trade receivables including non-current amounts	1,963	2,374
Forward exchange contracts on foreign currencies	-	24
Forward exchange contracts on CPI	3	-
Other receivables	12	15
	2,299	2,945

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA- stable to ilAA+ stable. The Forward contracts are signed with leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA stable to ilAA+ stable.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 8 as to the assessment by aging of the trade receivables and related allowance for doubtful accounts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

4.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Group's reputation. The Group's policy is to ensure that it has sufficient cash and cash equivalents, and credit facilities to meet expected operational expenses, dividends, and financial obligations.

The following are the contractual undiscounted maturities of financial liabilities, including estimated interest payments:

December 31, 2011	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series A	399					399
Notes payable series B	16	134	130	248		528
Notes payable series C	23	23	23	273	477	819
Notes payable series D	20	20	20	41	607	708
Notes payable series E	51	238	228	425	197	1,139
Bank borrowings	190	431	368	620	967	2,576
Trade and other payables	1,031					1,031
Parent group - trade	142					142
Other liabilities	2	1				3
Foreign currency embedded derivatives	3					3
	1,877	847	769	1,607	2,248	7,348

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

4.	Liquidity risk (continued)

December 31, 2010	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series A	600	389				989
Notes payable series B	16	16	131	250	119	532
Notes payable series C	7	7	7	14	220	255
Notes payable series D	15	15	15	29	455	529
Notes payable series E	22	22	102	191	173	510
Bank borrowings	101	99	395	166	822	1,583
Trade and other payables	920					920
Parent group - trade	72					72
Other liabilities	3					3
Foreign currency forward contracts	3					3
	1,759	548	650	650	1,789	5,396

See notes 16 and 17 in respect of bank borrowings and notes payable.

b.	Capital risk management

See note 16(8) regarding financial covenants.

See note 23(c) regarding dividends policy.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c.	Fair values of financial instruments

The financial instruments that are measured at fair value through profit or loss are derivative financial instruments. The fair value of forward contracts and embedded derivatives are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. This calculation uses inputs other than quoted prices in active markets, that are observable for the assets or liabilities, either directly or indirectly (that is derived from prices) – this matches the "Level 2" fair value measurement hierarchy as determined by IFRS 7.

As detailed in note 2(k) the financial instruments are categorized as following:

Fair Value Through Profit or Loss (FVTPL); Loans and Receivables (L&R); Amortized Cost (AC).

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		December 31, 2010			December 31, 2011
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels In millions
Assets
Cash and cash equivalents	L&R	321	321		532	532
Trade receivables	L&R	1,963	1,956	5.50%	2,374	2,395	7.55%
Other receivables (*)	L&R	40	40		15	15
Derivative financial instruments	FVTPL Level 2	6	6		24	24
Liabilities
Notes payable series A	AC	956	986	Market quote	393	394	Market quote
Notes payable series B	AC	458	484	Market quote	470	475	Market quote
Notes payable series C	AC	205	209	Market quote	678	666	Market quote
Notes payable series D	AC	396	393	Market quote	540	473	Market quote
Notes payable series E	AC	397	405	Market quote	917	944	Market quote
Trade payables (*)	AC	771	771		913	913
Bank borrowing bearing variable interest (*)	AC	300	300		700	700
Bank borrowings bearing fixed interest- unlinked	AC	500	524	5.29%	450	470	5.29%
Bank borrowings bearing fixed interest - linked to the CPI	AC	502	490	3.16%	514	487	3.80%
Bank borrowings bearing fixed interest - linked to the CPI	AC				509	504	3.64%
Parent group – trade (*)	AC	72	72		142	142
Finance lease obligation (*)	AC	3	3		3	3
Derivative financial instruments	FVTPL Level 2	3	3		3	3

(*)	The fair value of these current financial instrument does not differ significantly from its carrying amount, as the impact of discounting is not significant.
(**)	Weighted average of interest rate used to calculate the fair value based on discounted cash flows.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Trade (current and non-current)	2,294	2,743
Deferred interest income	(75)	(125)
Allowance for doubtful accounts	(256)	(244)
	1,963	2,374
Current	1,331	1,518
Non – current	632	856

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (18-36 monthly payments). The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2010 – 4.75% - 5.5%) (2011 – 5.53% - 7.81%).

During 2010 and 2011 the Company factored non-current trade receivables resulting from sales of handsets through credit cards in an amount of NIS 145 million and NIS 383 million, respectively. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. The resulting costs were charged to "finance expenses" in the statement of income, as incurred.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2009, 2010 and 2011 are as follows:

	New Israeli Shekels
	Year ended
	2009	2010	2011
	In millions
Balance at beginning of year	250	249	256
Receivables written-off during the year as uncollectible	(72)	(43)	(55)
Change during the year	71	50	43
Balance at end of year	249	256	244

Doubtful accounts expenses are recorded in the statement of income under General and Administrative expenses.

See note 7(a)(3) regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – TRADE RECEIVABLES (continued)

(b)	Allowance for doubtful accounts (continued)

The aging of gross trade receivables and their respective allowance for doubtful accounts as of December 31, 2010 and 2011 is as follows:

	Gross	Allowance	Gross	Allowance
	New Israeli Shekels In millions
	December 31
	2010		2011
Not past due	1,950	58	2,350	41
Past due less than one year	110	37	211	68
Past due more than one year	234	161	182	135
	2,294	256	2,743	244

Trade receivables that are not past due are rated by the Group as risk class 1, and trade receivables that are past due are rated by the Group as risk class 2.

NOTE  9 – OTHER RECEIVABLES AND PREPAID EXPENSES

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Ministry of Communications (see note 20(2))	38	-
Prepaid expenses	21	23
Sundry	12	18
	71	41

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – INVENTORY

a.	Composition

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Handsets	62	129
Accessories and other	19	14
Spare parts	15	12
ISP modems, routers, servers and related
equipment	5	7
	101	162

b. Inventories at December 31, 2011, are presented net of write offs due to decline in value in the amount of NIS 5 million (December 31, 2010 - NIS 5 million).

The cost of inventory recognized as expenses and included in cost of revenue for the years ended December 31, 2010 and 2011 amounted to NIS 838 million, and NIS 1,434 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – PROPERTY AND EQUIPMENT

	Communication network (**)(*)	Computers and information systems(*)	Optic fibers and related assets	Office furniture and equipment	Property and leasehold improvements	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2009	1,660	138	242	18	180	2,238
Additions	316	85	59	9	20	489
Disposals	45	1	-	-	-	46
Balance at December 31, 2009	1,931	222	301	27	200	2,681

Additions	224	99	27	4	28	382
Disposals	26	4	-	10	-	40
Balance at December 31, 2010	2,129	317	328	21	228	3,023

Acquisition of 012 Smile	101	27		7	24	159
Additions	217	45	37	5	37	341
Disposals	57	35	1	3	24	120
Balance at December 31, 2011	2,390	354	364	30	265	3,403

Accumulated Depreciation
Balance at January 1, 2009	234	26	11	5	27	303
Depreciation for the year	267	39	14	9	28	357
Disposals	42	1				43
Balance at December 31, 2009	459	64	25	14	55	617

Depreciation for the year	278	50	19	9	29	385
Disposals	23	4	-	10	-	37
Balance at December 31, 2010	714	110	44	13	84	965

Depreciation for the year	369	66	26	6	35	502
Disposals	55	35		2	23	115
Balance at December 31, 2011	1,028	141	70	17	96	1,352

Carrying amounts, net

At December 31, 2009	1,472	158	276	13	145	2,064
At December 31, 2010	1,415	207	284	8	144	2,058
At December 31, 2011	1,362	213	294	13	169	2,051

 (*)    Including finance leased in an immaterial amount.
 (**) Cost additions in 2011 include capitalization of salary expenses an amount of approximately NIS 16 million.

Depreciation expenses are included in the statement of income: in cost of revenues NIS 338 million, NIS 363 million and NIS 470 million; selling and marketing expenses NIS 7 million, NIS 10 million and NIS 15 million; and general and administrative expenses NIS 12 million, NIS 12 million and NIS 17 million for the years ended December 31, 2009, 2010 and 2011 respectively. See also note 2(f).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 –INTANGIBLE ASSETS

a.	Intangible assets with finite economic useful lives

	Licenses	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(*)	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2009	2,104		18		639	2,761
Additions				199	33	232
Disposals	12			18	265	295
Balance at December 31, 2009	2,092		18	181	407	2,698
Additions				72	52	124
Disposals	7			187	45	239
Balance at December 31, 2010	2,085		18	66	414	2,583
Acquisition of 012 Smile	3	73	258	35	39	408
Additions				33	127	160
Disposals				51	112	163
Balance at December 31, 2011	2,088	73	276	83	468	2,988

Accumulated amortization and impairment
Balance at January 1, 2009	1,017		7		477	1,501
Amortization for the year	76		3	88	53	220
Disposals				18	265	283
Balance at December 31, 2009	1,093		10	70	265	1,438
Amortization for the year	80		3	141	60	284
Impairment charge				16		16
Disposals				187	45	232
Balance at December 31, 2010	1,173		13	40	280	1,506
Amortization for the year	81	4	29	52	75	241
Impairment charge		14	73	27		114
Disposals				51	112	163
Balance at December 31, 2011	1,254	18	115	68	243	1,698

Carrying amounts, net
At December 31, 2009	999		8	111	142	1,260
At December 31, 2010	912		5	26	134	1,077
At December 31, 2011	834	55	161	15	225	1,290

(*) Cost additions in 2011 include capitalization of salary expenses of approximately NIS 29 million (in 2010 approximately NIS 15 million).

Amortization expenses including impairment charges of NIS 220 million and NIS 300 million are included in the statement of income in cost of revenues, for the years ended December 31, 2009 and 2010 respectively. For the year ended December 31, 2011, amortization expenses including impairment charges are included in cost of revenues NIS 238 million, and marketing expenses NIS 117 million. See also note 2(g).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – INTANGIBLE ASSETS (continued)

b.	Impairments of assets with finite useful economic lives

(1)
The Group recorded in 2010 impairment of intangible asset of cellular subscriber acquisition and retention costs (cellular segment) in an amount of NIS 16 million. The Group recorded in 2011 impairment of intangible asset of VOB and ISP subscriber acquisition costs (fixed-line segment) in an amount of NIS 27 million. The impairments were charged to cost of revenues. The impairments were a result of new regulations effective as of February 2011, and August 2011 respectively. See also notes 1(e)(4) and 2(g)(5).

(2)
During December 2011, Bezeq International Ltd. completed the installation of an underwater cable between Israel and Italy and began commercial use thereafter. In addition, Tamares Telecom Ltd. was in the final stages of laying another underwater cable which was completed in January 2012, allowing new communication channels between Israel and Western Europe. The additional capacity significantly increased the level of competition in the market for international connectivity services that, until December 2011, had been comprised of a sole monopoly supplier. The increased competition in the market for international connectivity services during the fourth quarter of 2011 that lead to a sharp decline in prices and the Company's expectations for increased competition in the retail ISP market that would lead to a decrease in prices and market share, indicated the need to perform an impairment test to certain assets of the fixed-line segment.

For the purpose of the impairment test, the assets were grouped to the lowest level for which there are separately identifiable cash flows (CGU). The Group reviewed the recoverability of the VOB/ISP assets. As a result, an impairment charge in a total amount of NIS 235 million was recognized. The impairment charge was allocated to the assets of the CGU pro rata, on the basis of the carrying amount of each asset, provided that the impairment did not reduce the carrying amount of an asset below the highest of its fair value less costs to sell and its value-in-use, and zero. Accordingly, the following impairment charges were recorded in the assets of the above CGU:

(a)	Trade name by NIS 14 million, recorded in selling and marketing expenses.

(b)	Customer relationships by NIS 73 million, recorded in selling and marketing expenses.

(c)	Right of use (see note 14) by NIS 148 million, recorded in cost of revenues.

The recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, and a pre-tax discount rate of 12.5%. The value-in-use calculations included all factors in real terms.

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(j).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – INTANGIBLE ASSETS (continued)

c.	Goodwill impairment

The goodwill in an amount of NIS 494 million that was acquired in a business combination (see note 5) was allocated to the fixed-line segment. For the purpose of impairment testing, the goodwill was allocated to CGU and to a group of CGUs within the fixed-line segment that are expected to benefit from the synergies of the combination and represent the lowest level for which the goodwill is monitored for internal management purposes:

(1)	ISP/VOB, and ILD group of CGUs NIS 426 million,
(2)	Transmission and PRI CGU NIS 68 million.

For the purpose of the goodwill impairment test, the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	ISP/VOB and ILD group of CGUs	Transmission and PRI CGU
Growth rate	(0.4)%	1%
After-tax discount rate	12.1%	11.5%
Pre-tax discount rate	14.9%	15%

The value-in-use calculations included all factors in real terms. The assumptions presented above for the ISP/VOB group of CGUs are derivative of the growth rate, after tax discount rate, and pre-tax rate for the ISP/VOB CGU: 0%, 11.5%, and 13.1%, and for the ILD CGU:   (-1)%, 13%, and 17.6%, respectively.

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 4(a)(7) and note 2(i).

As a result of the impairment test, the Group recorded an impairment charge to goodwill in respect of the ISP/VOB and ILD group of CGUs in 2011 in the amount of NIS 87 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – OTHER PAYABLES

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Employees and employee institutions	149	118
Liability for vacation and recreation pay	15	25
Government institutions	59	39
Interest payable	18	23
Sundry	23	11
	264	216

NOTE 14 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2011	-
Acquisition of 012 Smile	311
Additional payments during the year	27
Balance at December 31, 2011	338

Accumulated amortization and impairment
Balance at January 1, 2011	-
Amortization during the period (*)	29
Impairment charge (see note 12(b))	148
Balance at December 31, 2011	177

Carrying amount, net
At December 31, 2011	161
Current	19
Non current	142

See also note 20(5).

(*) The amortization was recorded for the period beginning March 3, 2011 the date of acquisition of 012 Smile, and until December 31, 2011. The amounts are classified as cost of revenues in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – PROVISIONS INCLUDING DISMANTLING AND RESTORING SITES OBLIGATION

	Dismantling and restoring sites obligation	Legal claims**	Handset warranty
	New Israeli Shekels In millions
Balance as at January 1, 2011	23	22	4
Acquisition of subsidiary		3
Additions during the year	*	39	26
Change in dismantling costs and discount rate	1
Reductions during the year	*	(10)	(19)
Unwind of discount	1
Balance as at December 31, 2011	25	54	11
Non-current	25	-	-
Current	-	54	11

Balance as at December 31, 2010	23	22	4
Non-current	23	-	-
Current	-	22	4

 *   Representing an amount of less than NIS 1 million
 ** See also note 22 (a) and (b)

Dismantling and restoring sites obligation

The abovementioned additions during the year and reductions during the year are non-cash transactions recorded against Property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – BANK BORROWINGS

(1)
On November 24, 2009, Facility D was received from a leading Israeli commercial bank in the amount of NIS 700 million for a maximum period of 3 years, in wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility is used for short term financing. The wholesale interest rate of the bank as of December 31, 2010 and 2011 was 2.15% and 2.9% per year respectively. The Company is charged a commitment fee of 0.4% per year for undrawn amounts. As of December 31, 2011, no amounts had been drawn under this credit facility. During 2011, the Company used part of this credit facility to refinance part of 012 Smile's bank borrowings and for other operational needs. In addition, 012 Smile obtained a credit facility from a leading bank in the amount of NIS 80 million, which the bank is committed to until December 31, 2012. As of December 31, 2011 this credit facility is partially used to secure bank guarantees.

(2)
Loan A: On November 11, 2010, a new long-term loan was established with a leading Israeli commercial bank in the amount of NIS 500 million. The loan is linked (principal and interest) to increases in the Israeli CPI. The principal amount is repayable in three equal annual installments between 2016 and 2018 and bear interest at an annual rate of 2.75%. The interest is payable on a semi-annual basis. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, subject to the following conditions: the amount to be prepaid shall not be less than NIS 5 million; and the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date.

(3)
Loan B: On December 28, 2009, a loan was received from a leading Israeli commercial bank in the amount of NIS 300 million for a period of 4 years, bearing variable interest at the rate of the Israeli Prime interest rate minus a margin of 0.35%. The interest is payable quarterly. The principal is payable in one payment at the end of the loan period. The Israeli Prime interest rate as of December 31, 2010 and 2011 was 3.5% and 4.25% per year respectively. The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, provided that the Company shall reimburse the bank for losses sustained by the bank, as a result of the prepayment, in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date. The loan contract requires that at any time the loan principal will not exceed 20% of all bank credits, loans, facilities (both utilized and committed facilities) and any other indebtedness of the company to the banks.

(4)
Loan C: On June 8, 2010, a new long-term loan was established with a leading Israeli commercial bank in the amount of NIS 250 million for a period of 10 years, bearing fixed interest at the rate of 5.7%. The principal and interest are payable annually. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, provided that the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date.

(5)
Loan D: On June 9, 2010, a new long-term loan was established with a leading Israeli commercial bank in the amount of NIS 250 million for a period of 10 years, bearing fixed interest at the rate of 5.7%. The principal and interest are payable annually. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, subject to the following conditions: the amount to be prepaid shall not be less than NIS 5 million; and the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16– BANK BORROWINGS (continued)

(6)
Loan E: On May 8, 2011 the Company received a long-term loan from a leading Israeli commercial bank, in the principal loan amount of NIS 400 million, bearing a variable interest rate equal to the Prime Rateminus margin of 0.025%, per annum. The Israeli Prime interest rate as of December 31, 2011 was 4.25% per year. The interest is payable every three months. The Principal is payable in four installments, as follows: NIS 24 million on May 8, 2012, NIS 112 million on May 8, 2014, NIS 112 million on May 8, 2015, and NIS 152 million on May 8, 2019.

(7)
Loan F: On March 3, 2011 the Company completed the acquisition of all of the issued and outstanding shares of 012 Smile from Merhav-Ampal Energy Ltd. (“Ampal”). As part of 012 Smile acquisition, the Company guaranteed bank loans and other bank guarantees, which have been provided to 012 Smile, in a total amount of approximately NIS 800 million. See also note 5. On April 10, 2011, 012 Smile prepaid its long term bank loans and obtained a new loan from a leading Israeli bank in a principal amount of NIS 500 million, bearing an annual interest of 3.42%. The interest is payable quarterly, and the loan is linked to the CPI (principal and interest). The principal is payable as follows (linked to the CPI as of December 2011): NIS 31 million on December 31, 2012, NIS 142 million on December 31, 2014, NIS 142 million on December 31, 2015, and NIS 194 million on December 31, 2019. 012 Smile may, at its discretion, at any time, prepay the loan, in whole or in part, provided that 012 Smile shall reimburse the bank for losses sustained by the bank (excluding losses deriving from loss of future income), as a result of the prepayment. As a result of the above mentioned, and in respect of 012 Smile's credit facility described in (1) above, the bank guarantee the Company provided to 012 Smile has decreased to NIS 580 million as of December 31, 2011.

(8)	Financial covenants:

The terms of Credit Facility D, and the long term bank loans require the Company to comply with financial covenants on a consolidated basis, their main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) Earnings Before Interest costs, Tax, Depreciation and Amortization expenses ("EBITDA") after deducting Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2010 and 2011 was 1.83 and 3.14, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2010 and 2011 was 1.47 and 2.42, respectively).

The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

EBITDA is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting,  any provisions for tax expenses, (c) and depreciation, amortization expenses and impairment charges, and (d) any finance costs net.

The Company was in compliance with all covenants stipulated for the years 2010 and 2011.

See note 7 regarding the Company's exposure to market risks and liquidity risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16– BANK BORROWINGS (continued)

(9)	Negative pledge:

The Company provided a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate.

(10)	Summary of bank borrowings as of December 31, 2011, in NIS millions:

	Total principal	Current maturities	Non-current principal	linkage terms	Annual interest rate
Loan A (*)	514		514	CPI	2.75%
Loan B	300		300		Prime minus 0.35%
Loan C	225	25	200		5.7%
Loan D	225	25	200		5.7%
Loan E	400	24	376		Prime minus 0.025%
Loan F (*)	509	31	478	CPI	3.42%
	2,173	105	2,068

(*) The principal amounts include linkage differences as of December 31, 2011.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - NOTES PAYABLE

Notes payable series A

On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv Stock Exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by PFC. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. These notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

The net proceeds from the offering were approximately NIS 1,929 million after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 equal quarterly installments, beginning June 30, 2009.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On December 31, 2011, the Notes closing price was 120.4 points par value. The fair value of the Notes as of December 31, 2010 and 2011 was NIS 986 million and NIS 394 million, respectively.

The principal payments due, linked to the CPI in effect as at each reporting date are as follows (net of amounts due to PFC):

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Year ending December 31:
2011	575	-
2012	383	393
	958	393
Less - offering expenses	2	*
Less - current maturities	575	393
Included in non-current liabilities	381	-

(*) Representing an amount less than a million

The notes are rated ilAA- by Standard and Poor’s Maalot, and Aa3 with a negative forecast by Midroog, two of Israel’s rating agencies. The Company was rated ilAA-/negative by Standard and Poor’s Maalot.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - NOTES PAYABLE (continued)

Notes payable series B

On November 29, 2009 the Company issued to Israeli institutional investors approximately NIS 448 million of unsecured non-convertible Series B notes through a private placement in Israel. The notes are linked (principal and interest) to changes in the Israeli consumer price index (CPI). The principal amount of Series B notes is repayable in four equal annual installments between 2013 and 2016 and bears interest at an annual rate of 3.4%. The interest is payable on a semi-annual basis.

Until May 31, 2010 the Notes were not listed for trade on the TASE and during that period the Company has undertaken to pay additional interest at an annual rate of 0.6%. As of June 01, 2010, the Notes have been listed for trading on the TASE. As a result, The Company ceased to pay additional interest at an annual rate of 0.6% and, as of this date, the annual interest rate is 3.4%.

In the event the Notes are deregistered from the TASE (except deregistration resulting from merger or debt arrangement), the following undertakings will become effective :(i) to pay additional interest at an annual rate of 0.6% until a prospectus or a shelf offering report is published for the listing for trade of the Notes on the TASE; (ii) a negative pledge (subject to certain carve-outs); and (iii) to undertake additional events of default of the Notes, as follows: (a) the rating of the Notes in Israel decreases below BBB (by Standard & Poor’s Maalot or an equivalent rating by another rating agency) on a local scale; and (b) The Company fails to comply with its existing financial covenants.

On December 31, 2011, the Notes closing price was 106.01 points par value. The fair value of the Notes as of December 31, 2010 and 2011 was NIS 484 million and NIS 475 million, respectively.

The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - NOTES PAYABLE (continued)

The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Year ending December 31:
2013	115	118
2014	115	118
2015	115	118
2016	115	118
	460	472
Less - offering expenses	2	2
Included in non-current liabilities	458	470

Notes payable series C

On April 25, 2010 the Company issued Series C Notes in a principal amount of NIS 200 million payable in 3 equal annual installments on December 30 of each of the years 2016 through 2018, bearing a fixed annual interest rate of 3.35%, payable semi-annually on June 30 and on December 30 of each of the years 2010 through 2018. Series C Notes (principal and interest) are linked to the Israeli Consumer Price Index ("CPI"). Series C Notes were listed for trading on the TASE.

On February 24, 2011, the Company issued an additional NIS 444 million in principal amount of Series C Notes to classified institutional investors in Israel in a private placement (the "Additional Notes"). The value of the principal issued, including CPI linkage differences and accumulated interest to be paid to that date was approximately NIS 463 million. The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series C Notes. The Additional Notes were issued for an aggregate consideration of approximately NIS 463 million. The Additional Notes were listed for trading on the TASE.  The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

On December 31, 2011, the Notes closing price was 103.44 points par value. The fair value of the Notes as of December 31, 2010 and 2011 was NIS 209 million and NIS 666 million, respectively.

The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Year ending December 31:
2016	68.67	227
2017	68.67	227
2018	68.66	227
	206	681
Less - offering expenses	2	3
Included in non-current liabilities	204	678

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - NOTES PAYABLE (continued)

Notes payable series D

On April 25, 2010 the Company issued Series D Notes in a principal amount of NIS 400 million. The principal amount of Series D notes is repayable in five equal annual installments between 2017 and 2021 and is not linked. The principal bears variable interest that is based on the yield of 12 month government bonds ('Makam') issued by the government of Israel and updated quarterly, plus additional annual interest of 1.2%. The interest is payable quarterly. The interest rates paid (in annual terms, and including the additional interest of 1.2%) are as follows:

•	From the issuance date to June 30, 2010: 3.4%.
•	From July 1, 2010 to September 30, 2010: 3.288%.
•	From October 1, 2010 to December 31, 2010: 3.616%.
•	From January 1, 2011 to March 31, 2011: 3.67%.
•	From April 1, 2011 to June 30, 2011: 4.47%.
•	From July 1, 2011 to September 30, 2011: 4.72%.
•	From October 1, 2011 to December 31, 2011: 4.15%.

Series D Notes were listed for trading on the TASE.

On May 4, 2011 the Company issued an additional NIS 146 million in principal amount of Series D Notes in a public offering in Israel (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series D Notes. The Additional Notes were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 992. The Additional Notes were listed for trading on the TASE. The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

On December 31, 2011, the Notes closing price was 86.54 points par value. The fair value of the Notes as of December 31, 2010 and 2011 was NIS 393 million and NIS 473 million, respectively.

The principal payments due, in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Year ending December 31:
2017	80	109
2018	80	109
2019	80	109
2020	80	109
2021	80	109
	400	545
Less - offering expenses and discount	4	5
Included in non-current liabilities	396	540

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - NOTES PAYABLE (continued)

Notes payable series E

On April 25, 2010 the Company issued Series E Notes in a principal amount of NIS 400 million. The principal amount of Series E notes is repayable in five equal annual installments between 2013 and 2017 and is not linked. The principal bears fixed interest of 5.5% repayable semi-annual basis. Series E Notes were listed for trading on the TASE.

On May 4, 2011 the Company issued an additional NIS 535 million in principal amount of Series E Notes in a public offering in Israel (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series E Notes. The Additional Notes were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 996. The Additional Notes were listed for trading on the TASE. The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

On December 31, 2011, the Notes closing price was 100.97 points par value. The fair value of the Notes as of December 31, 2010 and 2011 was NIS 405 million and NIS 944 million, respectively.

The principal payments due, in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Year ending December 31:
2013	80	186
2014	80	187
2015	80	187
2016	80	187
2017	80	187
	400	934
Less - offering expenses and discount	3	17
Included in non-current liabilities	397	917

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – OTHER NON-CURRENT LIABILITIES

Deferred revenues:

The Company entered into several agreements to provide cable capacity services. The agreements grant the customer a long term indefeasible right of use (IRU) of capacity services using optic fibers. Revenue is recognized based on the straight line method over the arrangements' periods. The deferred revenues are as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Current	2	1
Non current	8	10
	10	11

NOTE 19 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(p).

(1)	Defined contribution plan:

The Group had contributed NIS 1 million, NIS 5 million, NIS 14 million for the years 2009, 2010 and 2011 respectively, in accordance with section 14. The contributions in accordance with the aforementioned section 14 commenced in 2009 (see note 2p(i)(1)).

(2)	Defined benefit plan:

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2p(i)(2)) include the following:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Present value of funded obligations	178	177
Less: fair value of plan assets	124	132
Liability in the statement of financial position, net – presented as non-current liability	54	45
Assets held for employee rights upon retirement, net	-	3
Liability for employee rights upon retirement, net	-	48

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

Changes during the year in the obligation recognized in the statement of financial position for post-employment defined benefit plans were as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Balance at January 1	151	178
Acquisition of subsidiary		19
Current service cost	41	31
Interest cost	7	9
Actuarial losses	8	10
Benefits paid	(29)	(70)
Balance at December 31	178	177

The changes during the year in the fair value of the plan assets is as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Balance at January 1	113	124
Acquisition of subsidiary		23
Expected return on plan assets	6	6
Actuarial losses	*	(11)
Employer contributions	26	29
Benefits paid	(21)	(39)
Balance at December 31	124	132

(*) Representing an amount less than 1 million.

The Group expects to contribute NIS 20 million in respect of liability for severance pay under a defined benefit plan in 2012.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The amounts recognized in the income statement are as follows:

	New Israeli Shekels
	Year ended December 31
	2009	2010	2011
	In millions
Current service cost	32	41	31
Interest cost	9	7	9
Expected return on plan assets	(6)	(6)	(6)
Total expenses recognized in the income statement	35	42	34
Charged to the statement of income as follows:
Cost of revenues	21	25	19
Selling and marketing expenses	7	10	9
General and administrative expenses	4	6	3
Finance costs, net	3	1	3
	35	42	34
Actuarial losses recognized in the statement of comprehensive income, before tax	(16)	8	21
Actual return on plan assets	15	6	(5)

The principal actuarial assumptions used were as follows:

	December 31
	2010	2011
	%	%

Interest rate	5.23%	4.76%, 5.02%
Inflation rate	3.02%	2.2%, 2.49%
Expected return on plan assets	3.23%	3.08%, 5.02%
Expected turnover rate	8% - 32%	1% - 60%
Future salary increases	1% - 6%	1% - 6%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – COMMITMENTS

(1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its "income from cellular services" and also income from fixed-line phone services as defined in the "Telecommunications (Royalties) Regulations, 2001" (hereafter - the Regulations), which includes all types of income of the Company from the granting of communication services under the licenses - including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

The percentage of royalties as determined by the Regulations were 2009 – 1.5%, 2010 – 1%.

In January 2011, the regulations were amended by a temporary order, so that the royalty rate was increased to 1.75% (instead of 1%) in 2011 and 2.5% (instead of 1%) in 2012 and thereafter.

The temporary order will be effective until the earlier of December 31, 2012, or the date on which the Director of the Ministry of Communications shall publish a formal notice that one of the following has occurred: (1) a cellular operator has begun to provide national roaming service; (2) an MVNO has begun to operate and the total market share of all MVNOs is at least 5%. If one of the above occurs, the royalty rate will revert back to 1%. This temporary order does not apply to international operators, special fixed line operators and MVNOs. Following a petition filed by the Company and two other cellular operators with the Supreme Court of Justice, in July 2011, the State decided to accept the court's suggestion, which had already been accepted by the petitioners, according to which the royalty rate for 2012 will be 1.75%, and starting in 2013, the rate will be 0%. The decision of the State is pending an amendment of the relevant regulations and its approval by the relevant parliamentary committee.

According to the international and the domestic communication licenses terms (see also note 1 (c)), 012 Smile is obligated to pay royalties to the Government of Israel at the rate of 1% of the royalty-bearing income. The royalty-bearing income is Income from International Long Distance services as well as domestic fixed-line phone services as defined in the Regulations, which includes all types of income of the Company from the granting of communication services under the licenses – including connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts and payments to another communication licensee in respect of interconnection.

The royalty expenses are included in cost of revenues, see note 24(a).

(2)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 55 million, NIS 59 million for the years 2009, 2010 respectively. For the year 2011, the company paid an amount of NIS 11 million which is after a deduction of amounts the Company was eligible to receive in accordance with a Court's decision; the amount due before the reduction was NIS 58 million. See also note 22(c)(1).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – COMMITMENTS (continued)

(3)
At December 31, 2011, the Group is committed to acquire property and equipment and software elements for approximately NIS 275 million, including future payments in respect of the Ericsson contract, (see note 2(f)), that are cancellable provided compensation would be paid to the supplier.

(4)	At December 31, 2011, the Group is committed to acquire inventory for approximately NIS 220 million. Of which an amount of NIS 36 million is from the parent company.

(5)	Right of Use (ROU)

012 Smile has signed long-term agreement with a service provider, to purchase indefeasible Rights of Use (ROU) for international fiber optic lines until the year 2017, with an option to extend the agreements for two additional five year period each. 012 Smile is obligated to pay ROU charges for each new international line ordered in respect of each circuit in 24 monthly payments commencing with the utilization of each cable.

As of December 31, 2011 012 Smile is committed to purchase indefeasible Rights of Use (ROU) in the framework of the above agreements in the total amount of approximately NIS 27 million during 2012 – 2016. Commitment to pay in respect of already purchased and active ROU as of December 31, 2011 amounted NIS 146 million.

The anticipated annual payments for ROU as of December 31, 2011 are:

New Israeli Shekels in millions
2012	37
2013	40
2014	43
2015	46
2016 and thereafter	7
173

In addition, under the terms of the ROU agreements, a consolidated subsidiary is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2012-2017 is approximately NIS 121 million. All payments under the ROU agreements are linked to the USD.

(6)	Liens and guarantees

The Group has provided bank guarantees in respect of licenses (see note 1 (c)).

In addition, the Group has provided bank guarantees to other parties in an aggregate amount of approximately NIS 28 million as of December 31, 2011.

(7)	See note 16(8) regarding financial covenants and note 16 (9) regarding negative pledge.

(8)	See note 21 in respect of operating leases.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – COMMITMENTS (continued)

(9)	License for the use of the orange brand

The Company has entered into a brand license agreement with Orange International Developments Limited, a subsidiary of Orange Limited, formerly Orange plc. Under this agreement, the Company has the exclusive right to use the Orange brand in Israel. The term of the brand license agreement began on July 1, 1998. The license was royalty-free until June 2013; however, pursuant to an amendment to the brand license agreement negotiated in January 2012 with Orange Brand Services Limited, a member of the France Telecom Group, the Company has agreed to begin paying royalties in April 1, 2012 for a period of 15 years.

Royalties payable will be based on a percentage of the Company’s relevant revenues from the provision of services offered under the Orange brand.

Under the brand license agreement, the Company is required to comply with the Orange brand guidelines established by Orange International. The Company has the right to use the Orange brand as long as it is able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. However, the brand license agreement may be terminated by mutual agreement or by either Party if it is determined that the other Party has materially breached the agreement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 – OPERATING LEASES

The Group has entered into operating lease agreements as follows:

(1)
In the beginning of 2010 an amendment to the lease agreements for the Company's headquarters facility in Rosh Ha'ayin was signed. According to which the lease term is until the end of 2016, and the Company has an option to shorten the lease period to end in 2014. The rental payments are linked to the Israeli CPI.

(2)
012 Smile leases an office facility in Petach Tikva for its headquarter. The lease expires on July 31, 2012, with an option to extend the lease for an additional five years period. The rental payments are linked to the Israeli CPI.

(3)
Lease agreements for service centers and retail stores for a period of two to five years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). The rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(4)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to five years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). The rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(5)	As of December 31, 2011 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(6)	Non-cancelable minimum operating lease rentals in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2011
In millions
No later than one year	263
Later than one year and no later than five years	733
Later than five years	370
1,366

(7)	The rental expenses for the years ended December 31, 2011, 2010 and 2009 were approximately NIS 296 million, NIS 268 million, and NIS 247 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS

In the ordinary course of business, the Group is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amounts of the provisions recorded are based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlement amount that is expected to be incurred, if such a settlement will be agreed by both parties. Regarding the total provision recorded in the financial statements see note 15.

a.	The main litigation and claims that the Company is involved in are described below:

(1)
On August 8, 2006, a claim was filed against the Company and other cellular telecommunication companies together with a request to recognize this claim as a class action for collecting undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The amount of the claims against all the defendants, if the claim was recognized as a class action, was estimated at approximately NIS 100 million for the seven year period leading up to the filing of the claim.

On October 31, 2010, the court decided to dismiss the claim and the request. On December 8, 2010 the plaintiffs submitted an appeal to the Supreme Court in Jerusalem. On October 3rd, 2011, after an agreed announcement by the appellant, the appeal was dismissed.

(2)
On November 11, 2006, a claim and a motion to certify the claim as a class action were filed against the Company in the Tel-Aviv District Court. The claim alleges that the Company unlawfully charged subscribers for incoming short messages (SMS( for a dating service ("Pupik service"), while they did not agree to get nor to pay 5 NIS for each short message. The plaintiffs demanded the sum they paid for the service and in addition they demanded a compensation of 1000 NIS for each group member for mental anguish.

The Total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 28 million.

The same claim was filed against another cellular operator and was joined with the claim against the company.

The company got a letter of indemnity from two companies that were involved in providing the service to the subscribers: According the letter of indemnity by Teleclal (the first of two companies), it will indemnify the company for every Expenditure or Compensation that will be ruled in court decision, or in a settlement agreement. Teleclal's obligation was subject to company's Participation in paying half of the total amount that will be ruled in the claim. According the letter of indemnity by Cellact (the second of two companies), it will indemnify the company for every Expenditure or Compensation that will be ruled in court decision, or in a settlement agreement, regarding the period in which these messages were transferred through Cellact.

On March 16, 2009, the claim (against the Company and against another cellular company) was recognized as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below (continued):

On August 11, 2009, the parties, including the Company, filed a motion to certify a settlement agreement in the claim, according to which the companies that were involved in providing the service will return the subscribers the amount they paid for the messages with linkage. Within the settlement the companies agreed to join as defendants to the claim.  According the settlement the company will guarantee the returning to its subscribers. The estimation of the amount return to the company's subscribers, according the settlement, is 2,075,000 NIS including VAT (and not including linkage). The agreed recommendation of attorney fees is 14% from the total amount that will be paid to the subscribers and 4.5% to the plaintiffs. According the agreement the companies will pay these fees. Subject to court's approval of the agreement, the plaintiffs waive their claims against the company.

The Company has filed a motion to the Supreme Court, for extension of time to file a motion to appeal the certification decision. The Supreme Court has granted the motion, subject to an update of the proceedings regarding the settlement in the claim.

On September 16, 2009, there was a hearing in the motion to certify the agreement. The court had noted that the final sum of return will be determined by an independent expert, and only after his final report the court will give its decision in the motion to certify the settlement agreement.

On November 5, 2010, the parties filed an amended motion to certify the settlement agreement, complying with notes of the court.

On June 6, 2010, the expert filed his report, according to which the total amount of collections for Pupik services from the company's subscribers is NIS  2,985,596 including VAT and linkage. On October 3, 2010, the Expert filed another report according to which the amount of credit that the company gave to its subscribers for Pupik services is 100,013 NIS. This amount should be offset from the amount of collections.

On April 14, 2011, the court approved the settlement agreement. The court decided that the total amount to be returned to the subscribers will be according to the final report of an independent expert, as described above. The Company was required to pay NIS 1.3 million (less compensation received) which was recorded as a reduction of revenues.

(3)
On November 26, 2006, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company has unlawfully obliged subscribers who bought certain handsets to buy cellular data package as well. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 35 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(4)	On December 16, 2007 a claim and a motion to certify the claim as a class action was filed against the Company and two other cellular communications companies.

The plaintiffs allege that cell sites were illegally erected near their properties, causing environmental damage. They seek various remedies, including removal of all alleged illegal devices, and if the claim is recognized as a class action a sum of NIS 1 billion (1,000 NIS per person times 1 million people allegedly effected) that would be given to a fund managed by environment and cellular specialists. The claim is still in the preliminary stage of the motion to certify it as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below (continued):

(5)
On May 5, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The plaintiffs claim that the Company should not have charged them for repairing their mobile handset. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 46 million. The claim is still in its preliminary stage of the motion to be certified as a class action. The parties filed a request to approve a settlement agreement. On July 2010, the court appointed an independent expert to examine the settlement. After the Company received the expert's comments, the Company decided to withdraw from the current settlement agreement. The parties try to seek and negotiate alternative settlements.

(6)
On June 26, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company is charging consumers for providing special numbers, allegedly in breach of the Company's license. If the claim is recognized as a class action, the total amount claimed from the defendants, is estimated by the plaintiffs to be approximately NIS 90 million. During a preliminary hearing that took place on June 22, 2009, the court asked the plaintiff to consider the continuation of his legal procedure.

On January 7, 2010, the claim was dismissed. On February 10, 2010, the plaintiff submitted an appeal to the Supreme Court in Jerusalem. On October 10, 2011, following a recommendation by the Supreme Court during a hearing, the appellant announced of a withdrawal from the appeal.

(7)
On April 22, 2009, a claim and a motion to certify the claim as a class action were filed   against the Company. The claim alleges that the Company charges certain subscribers for certain calls not according to their rate plan. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 187 million. The claim is still in the preliminary stage of the motion to certify it as a class action. On December 13, 2011 the parties filed a request to approve a settlement agreement. The Company has accrued in the 2011 financial statements an amount to settle this claim based on the proposed agreement.

(8)
On March 15, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its subscribers for certain content services without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 175 million.

On April 4, 2011, the Company received the court's decision, dated March 27, 2011 to dismiss the claim and the request. On May 24, 2011, the plaintiff submitted an appeal to the Supreme Court in Jerusalem.

(9)
On April 12, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its subscribers for certain content services without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 343 million. The claim is still in the preliminary stage of the motion to certify it as a class action. On December 18, 2011, the parties filed a request to approve a settlement agreement. Following the courts' remarks, the parties were instructed to file a revised agreement, which was filled on March 18, 2012. The Company has accrued in the 2011 financial statements an amount to settle this claim based on the proposed agreement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below (continued):

(10)
On May 23, 2010, a claim and a motion to certify the claim as a class action were filed against the Company and the other cellular operators. The claim alleges that the Company, as well as the other defendants, is breaching its contractual and/or legal obligation to erect cellular sites in the appropriate scope, quantity and coverage in order to provide cellular services in the required and appropriate quality. The plaintiffs claimed that this omission also causes, inter alia, monetary damages caused to consumers as a result of lack of sufficient coverage, including call disconnections, insufficient voice quality etc., as well as a significant increase in the non-ionized radiation that the public is exposed to mainly from the cellular telephone handset.

In addition, it is claimed that the Company and the other defendants are breaching their contractual and/or legal obligation to ensure and/or check and/or repair and/or notify the consumer, that after repair and/or upgrade and/or exchange of cellular handsets, the handsets may emit radiation in levels that exceed the levels of radiation as set forth by the manufacturer in the handset data and even exceeds the maximum permitted levels set forth by law. In addition, it was claimed that the Company and the other defendants do not fulfill their obligation to caution and warn the consumers of the risks involved in holding the handset and the proximity of the handset to the body while carrying it and during a phone call. In addition, it was claimed that if the handsets marketed by the Company and the other defendants emit non-ionizing radiation above the permitted level, at any distance from the body, then the marketing and sale of such handsets is prohibited in Israel. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 3.677 billion.

The claim is still in the preliminary stage of the motion to certify it as a class action.

(11)
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company is breaching its contractual and/or legal obligation and/or is acting negligently by charging V.A.T for roaming services that are consumed abroad (inter alia incoming calls, Call back calls, outgoing short text messages).  If the claim is recognized as a class action, the plaintiff demands to return the total amount of V.A.T that was charged by the Company for roaming services that were consumed abroad (total amount is not specified, nor estimation of that amount). The plaintiff also pursues an injunction that will order the Company to stop charging VA.T for roaming services that are consumed abroad. On December 5, 2010 the court decided that the State of Israel shall be added as a defendant in the claim and as a respondent in the motion to certify the claim as a class action. On October 25, 2011, the State of Israel announced that the Company should stop charging V.A,T for incoming calls and for call-back calls. The claim is still in the preliminary stage of the motion to certify it as a class action.

(12)
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that during the period between September 3, 2007 and December 31, 2008 the Company charged some of its subscribers for a time unit which is longer than 12 seconds while this charge was inconsistent with the Company’s license. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be more than the minimum amount for the authority of the District Court in Israel, which is NIS 2.5 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below (continued):

(13)
On July 28, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company overcharged its subscribers who were registered to a certain voice discount package, as a result of miscalculating the discount. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 106 million. The claim is still in its preliminary stage of the motion to be certified as a class action. On January 31, 2012, the parties filed a request to approve a settlement agreement. The Company has accrued in the 2011 financial statements an amount to settle this claim based on the proposed agreement.

(14)
On August 5, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company has not complied with legal obligations that apply to handing over to customers of warranty certificate and to handset repairs during the manufacturer's warranty period. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 45 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(15)
On September 5, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company illegally charges its customers for cellular data usage abroad and that the bills and call details presented to the customers do not meet the regulatory requirements. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to reach hundreds of millions of NIS. On November 3,2011, the Plaintiff announced of a withdrawal from the specific arguments with regards to the charge for cellular date usage. The claim is still in its preliminary stage of the motion to be certified as a class action.

(16)
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charges its customers for services of various content providers, which are sent through text messages (sms). If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 405 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(17)
On September 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company has not complied with legal obligations that apply to handset repairs during the manufacturer's warranty period. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 100 million. On November 22, 2011, following an agreed request of withdrawal the claim was dismissed.

(18)
On September 21, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not comply with the requirements of the Israeli Consumer Protection Law regarding continuous transactions. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 98 million. On September 19, 2011, following a recommendation by the court during a preliminary hearing, the plaintiff announced of a withdrawal of the claim and the request to certify the claim as a class action. The court dismissed the claim and the request.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below (continued):

(19)
On November 8, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not grant its subscribers certain benefits that they were entitled to according to the Company's license. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 80 million.. On November 24, 2011, the plaintiff announced of a withdrawal of the claim and the request to certify the claim as a class action. The court dismissed the claim and the request.

(20)
On November 30, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company does not comply with the requirements set by Law and in the Company's license regarding the subscriber's right to review the subscriber agreement and to receive a copy of it. The claim further alleges that the subscriber agreement includes unduly disadvantageous conditions in a standard contract and therefore the court has the right to declare them void. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 150 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(21)
On February 1, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not comply with the requirements set by the Israeli Communications Law (telecommunications and broadcast) (amendment 40), 2008, regarding transmission of advertisements through telecommunication means (also known as "the spam law"). If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 560 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(22)
On February 20, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company subscriber agreement includes unduly disadvantageous conditions in a standard contract and therefore the court has the right to declare them void and/or to change them. The claim further alleges that the Company did not comply with the requirements set by Law with respect to the subscriber's right to review the subscriber agreement in advance and to receive a copy of it and with respect to the subscriber's signature on the agreement by an electronic pad. If the claim is recognized as a class action, the total amount claimed is estimated by the plaintiff to be approximately NIS 600 million. On November 25, 2011, the plaintiff announced of a withdrawal of the claim and the request to certify the claim as a class action. On November 28, 2011 the court dismissed the claim and the request.

(23)
On March 2, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company overcharges its pre-paid subscribers for interconnect fees for calls to other operators' networks.. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 200 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(24)
On March 2, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company increased tariffs for its business subscribers not in accordance with their agreements. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 140 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below (continued):

(25)
On March 8, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company discriminates it customers on a religion basis, when offers fine conditions to its ultra-orthodox Jew customers, that allegedly are not offered to its other customers. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 60 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(26)
On May 3, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company should have informed its customers of the fact that Apple's "iPhone" cellular handsets with the IOS-4 operating system, which were sold since June 2010, store the user's location and when connecting to a computer, transfer the data to the computer, as an unprotected file. Aside from the remedy of monetary compensation, the plaintiff requests the court to instruct the Company to update the handset software in a manner that will prevent the data storage, and alternatively, if this is not possible, to allow customers to cancel their handset purchase transactions. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 100 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(27)
On May 12, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled certain subscribers with respect to terms and conditions of a content back up service for cellular handsets. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 35 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(28)
On May 22, 2011, a civil claim was filed against the Company. The claim alleges that the Company breaches copyrights that allegedly belong to the plaintiff. The total amount claimed from the Company approximately NIS 40 million. The claim is in the preliminary stage.

(29)
On May 23, 2011, a claim and a motion to certify the claim as a class action were filed against the Company and the two other cellular operators. The claim alleges that the Company does not meet its obligation with respect to the customer service call centers' response time. Aside from the remedy of monetary compensation, the plaintiffs are requesting the court to grant a court order as to the required standard of the response time and are also requesting the court to instruct the defendants to take steps to ensure that the said standard is met. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 100 million. On March 21, 2012, following the plaintiff's request to dismiss without prejudice the claim and the request to certify the claim as a class action, the court approved the request.

(30)
On June 6, 2011, a claim and a motion to certify the claim as a class action were filed against the Company and the three other cellular operators. The claim alleges that the Company sell or supply accessories that are intended for carrying cellular handsets on the body, in a manner that contradicts the instructions and warnings of the cellular handset manufacturers and the recommendations of the Ministry of Health, all this without disclosing the risks entailed in the use of these accessories when they are sold or marketed. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 1,010 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below(continued):

(31)
On July 4, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its customers, for SMS messages sent to them by the Company immediately after they start roaming on foreign networks. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 58 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(32)
On July 10, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misleads its subscribers with respect to the content of certain service packages that the Company offers to its subscribers. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 6 billion. On February 2, 2012, after realizing that the claim is identical to a previous claim (see a(7) above) the plaintiff announced of a withdrawal of the claim and the request to certify the claim as a class action. On February 28, 2012 the court dismissed the claim and the request.

(33)
On July 21, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company overcharges its subscribers who purchase cellular handsets in payments and are entitled to monthly rebates, by charging the first monthly payment for the cellular handset at the beginning of the commitment period while granting the rebate for this payment only at the end of the commitment period, after 18 months, without paying interest and CPI linkage differences. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 402 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(34)
On August 21, 2011, a claim and a motion to certify the claim as a class action were filed against the Company and two other cellular operators. The claim alleges that the Company charge its customers for calls executed abroad by rounding up the actual duration of the call based on an interval that differs from that set out in its licenses. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be at least the amount within the authority of the District Court in Israel, which is NIS 2.5 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(35)
On October 5, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company enables its customers to subscribe to a content back up service for cellular handsets ("the Service") without informing them in cases in which the handset does not support the Service or only partially supports such Service. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 117 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(36)
On December 28, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not supply a full Hebrew-translated operation guide together with the handsets sold to customers. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 30 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below(continued):

(37)
On January 9, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not comply with the provisions of the Israeli Consumer Protection Law and its license with respect to the manner of handling customer complaints regarding incorrect charges and that as a result the group members suffered non pecuniary damages as a result of anguish and a waste of their time. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 392 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(38)
On January 19, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not comply with the requirements set by the Israeli Communications Law (telecommunications and broadcast) (amendment 40), 2008, regarding transmission of advertisements through telecommunications means (also known as "the spam law"). If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 90 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(39)
On February 6, 2012, a claim and a motion to certify the claim as a class action were filed against the Company and other telecommunication operators (the "Defendants"). The claim alleges that the Defendants do not comply with the requirements set by the Equal Rights for People with Disabilities (Accessibility to Telecommunications Services and Telecommunications Devices) Regulations of 2009. If the claimis recognized as a class action the total amount claimed against the Defendants, is estimated by the plaintiffs to be approximately NIS 361 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(40)
On February 7, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company breached a statutory duty and did not comply with the provisions of the Israeli Consumer Protection Law by unlawfully charging "initiation fees" when changing tariff plans. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 158 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(41)
On February 7, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled its customers by misrepresenting to them the balance of unused minutes of the package of minutes, while in fact it charged them for minutes that exceeded the package. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 475 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(42)
On February 26, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled its customers with respect to power and battery specifications of certain handsets. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 35 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

(43)
Additional 12 claims were filed against the Company, together with a request to recognize these claims as class actions. The total amount of these claims against the Company, if the claims are recognized as a class action, is estimated at approximately NIS 346 million.

(44)	In addition to all the above mentioned claims the Company is a party to various claims arising in the ordinary course of its operations.

b.	The main litigations and claims against 012 Smile Communications Ltd ("012") and 012 Smile Telecom Ltd ("012 Smile") are involved in are described below:

(1)
During 2008, several claims and motions to certify the claims as class actions were filed with various District Courts in Israel against several international telephony companies including 012. The plaintiffs allege that with respect to prepaid calling card services the defendants mislead the consumers in certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards.

On September 25, 2008 the Court decided to hear all the aforementioned suits and four other claims in which the 012 is not a party, but involve similar issues as the present claim, in the same proceeding.

On December 9, 2008 the Court approved a motion to amend the actions and requests of all the unified claims. On January 1, 2009 the unified and amended suit and request were filed in place of the original suits and requests (in this section: "the Amended Suit" and "the Amended Request").

In the event of certification of the Suit as a class action the total amount claimed against 012 was NIS 226 million. According to the amended statement of claim filed by the Plaintiffs on January 20, 2011, the total amount of damages claimed by Plaintiffs from all the Defendants is estimated to be NIS 642 million.

Plaintiffs claim additional damages, which are not estimated, with respect to unsuccessful attempts to make calls utilizing the cards. Plaintiffs claim that 012 is responsible for 20% of the damages according to 012's market share.

On November 3, 2010, the court granted the plaintiff's request and certified the suit as a class action against all of the defendants. On December 13, 2010, 012 Smile filed a Motion with the Supreme Court for leave to appeal on the district court's decision granting class action certification. On April 14, 2011, the Supreme Court recommended that the parties turn to a mediation route.

(2)
On November 20, 2008, a claim and a motion to certify the claim as a class action were filed against 012 in its former name Internet Gold Golden Lines Ltd.. The claim alleges that 012 unlawfully raised the monthly tariffs for its internet services. If the claim is recognized as a class action, the total amount claimed from 012 is estimated by plaintiff to be approximately NIS 81.5 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

b.	The main litigations and claims against 012 Smile Communications Ltd ("012") and 012 Smile Telecom Ltd ("012 Smile") are involved in are described below (continued):

(3)
On November 4, 2009, a claim and a motion to certify the claim as a class action were filed against 012. The claim alleges that 012 has violated the Israeli "anti spam" law by sending advertising materials to its customers.  The amount of the plaintiff's personal claim is set at NIS 10,000 (approximately $2,700). The estimated amount of the entire claim is yet to be known. On November 29, 2009, the court granted a temporary order preventing 012 from deleting or changing data relating to specific messages which the plaintiff claims he sent to 012. On December 1, 2011 the Plaintiff filed a motion to dismiss the Suit and the Request. The court accepted the motion on December 4, 2011 and issued a verdict dismissing the Suit and the Request.

(4)
On January, 2010, a claim to certify a class action was filed against 012, 012 Smile and others. The claim alleges that the respondents unlawfully charge their customers for calls placed to the respondents support centers regarding certain Services. If the claim is recognized as a class action, the total amount claimed from 012 is estimated by plaintiff to be approximately NIS 48.6 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(5)
On July 2010, a claim and a motion to certify the claim as a class action were filed against 012 Smile (in this section "the request"). The claim alleges that 012 Smile's advertisements regarding certain tariffs did not include complete information as to possible additional tariffs charged of third parties. The amount of the personal claim is set by the plaintiff at NIS 397. As the plaintiff has not yet determined the size of the group, the estimated amount of the entire claim is not yet known. The claim is still in its preliminary stage of the motion to be certified as a class action. On October 27, 2011 the Court has ruled to dismiss the Request without prejudice and to dismiss the Suit with prejudice (the “Verdict”).

On November 28, 2011 the plaintiff filed an appeal to the Supreme Court on the Verdict, only with respect to the part of the Verdict relating to the dismissal of the Suit with prejudice, and a preliminary hearing is scheduled to April 3, 2012.

(6)
On September 21, 2010, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile did not comply with certain requirements of the Israeli Consumer Protection Law regarding contractual documents. If the claim is recognized as a class action, the total amount claimed from 012 is estimated by plaintiff to be approximately NIS 39 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(7)
On November 24, 2011, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile did not comply with the requirements of the Israeli Consumer Protection Law regarding a transaction for a determinate period and a continuous transaction. If the claim is recognized as a class action, the total amount claimed from 012 is estimated by plaintiff to be approximately NIS 467 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

b.	The main litigations and claims against 012 Smile Communications Ltd ("012") and 012 Smile Telecom Ltd ("012 Smile") are involved in are described below (continued):

(8)
On December 29, 2011, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile operates information and premium services while utilizing international dialing codes and applying tariffs, not in accordance with its license and the requirements of the regulation for such services. The total amount claimed against 012 if the claim is recognized as a class action was not stated by the plaintiff. The claim is still in its preliminary stage of the motion to be certified as a class action.

(9)
On February 15, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile and other telecommunication operators (the "defendants"). The claim alleges that the defendants misled the purchasers of prepaid calling cards designated for international calls with respect to certain bonus minutes. The total amount claimed against 012 (and against each of the other defendants) if the claim is recognized as a class action is estimated by the plaintiff to be NIS 2.7 billion. The claim is still in its preliminary stage of the motion to be certified as a class action.

(10)
Additional 3 claims were filed against 012 and 012 Smile, together with a request to recognize these claims as class actions. The total amount of these claims against 012 and 012 Smile together, if the claims are recognized as a class action, is estimated at approximately NIS 21 million.

(11)	In addition to all the above mentioned claims, 012 and 012 Smile is a party to variousclaims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

c.	Contingencies in respect of regulatory demands and building and planning procedures

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. Cost of revenue was reduced by approximately NIS 50 million in 2010 following a Supreme Court decision in December 2010 to fully accept the Company's petition against the Ministry of Communications regarding the amount of frequency fees that the Company should have paid for frequencies allocated to the Company. In addition, an amount of approximately NIS 10 million was recorded in other income in the financial statement. In December 28, 2011, the Company received an amount of approximately NIS 11 million as a final payment according to the Court's decision. This payment was recorded as a reduction of frequency fees and as other income (approximately NIS 6 million and NIS 5 million, respectively). See also note 20(2).

(2)
Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2011 the Company provided the local authorities with 421 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 – EQUITY AND SHARE BASED PAYMENTS

a.	Share capital:

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs") originally issued by JPMorgan Chase, as depositary under the Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and registered holders from time to time of ADRs. ADSs were first issued in October 1999. Since March 2006 and until November 2011, the Bank of New York has served as the Company's depository for ADSs.  Since November 2011, Citibank serves as the Company's depository for ADSs.

Under the provisions of the Company's licenses (note 1(c)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party.

On February 6, 2008, the Company's Board of Directors approved a share buyback plan of up to NIS 600 million in 2008. Through December 31, 2008 the Company purchased it own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). The Board of Directors subsequently suspended the share buy-back plan. In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote and to receive dividends) until they are transferred to a third party.

The holders of ordinary shares are entitled to receive dividends as declared. See also (c) below in respect of dividends.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees – share options:

(1)
In July 2004, the Company's Board of Directors approved a share option plan (hereafter - the "2004 Plan"), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted to employees, directors and officers of the Company without consideration. The option holder may exercise all or part of his options at any time after the vesting date but no later than the expiration date of the exercise period, which is determined by the Compensation Committee and will not exceed ten years from the grant date.

For grants made after December 31, 2008 the NIS denominated exercise price per share of the options, is equal to the average market price of the Company's shares for the 30 trading days preceding the day on which the options are granted.

On March 26, 2008, the 2004 Share Option Plan was amended by the Board of Directors to include the following material amendments for new grants: to increase the total number of the Company's shares reserved for issuance upon exercise of all options granted under the 2004 Share Option Plan by 8,142,000 shares; to introduce the acceleration of option vesting and exercisability in the event of a change of control or voluntary winding up; and to allow, upon compliance with certain conditions, the "cashless" exercise of vested options, according to which, upon exercise by the option holder of a given number of options, but without payment of the exercise price, the option holder would receive from the Company only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - EQUITY AND SHARE BASED PAYMENTS (continued)

(2)
On February 23, 2009, the 2004 Share Option Plan, was further amended by the Board of Directors (the "Plan Amendments") to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the "Board Approval"), a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course of business in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company's net income for the relevant period ("the Excess Dividend") by an amount equal to the gross amount of the Excess Dividend per Ordinary Share. (ii) with respect to all options granted under the 2004 Share Option Plan, a dividend adjustment mechanism reducing the exercise price of such options following each dividend distribution other than in the ordinary course, by an amount which the Board of Directors considers as reflecting the impact that such distribution will have or will likely to have on the trading price of the Ordinary Shares, and provisions authorizing the Board of Directors to allow option holders to exercise their vested options during a fixed period, through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments). The Plan Amendments were approved by the Company's shareholders. The amendments to the 2004 plan on February 2009 did not have an effect on the Company's financial results regarding the grants made before that date.

On December 27, 2009, following the resolution regarding the capital reduction in the amount of NIS 1.4 billion, the Board of Directors approved a reduction to the exercise price in an amount equivalent to 50% of the amount of the distribution per share. The exercise price was reduced on the record date on March 7, 2010. See also note (d) below.

On February 9, 2010 the Company's Board of Directors approved the cashless exercise procedure according to which, option holders who were granted options on or after February 23, 2009 would be allowed to exercise their options only through a cashless exercise procedure and those who were granted options before February 23, 2009 would be able to choose between the cashless exercise procedure and the regular option exercise procedure.

In 2010 3,310,500 share options were granted to senior officers and managers of the Company following the approval of the Company's Board of Directors, of which 1,100,000 share options were afterwards cancelled and regranted to the same senior officers under the same terms and conditions except for the exercise price. The fair value difference before and after the amendment is approximately NIS 3 million that is regarded as additional compensation.

In 2011 2,977,275 share options were granted to senior officers and managers of the Company and its subsidiary following the approval of the Company's Board of Directors.

Through December 31, 2011 – 17,600,275 options have been granted to the Group's employees pursuant to the 2004 Plan, of which 5,628,113 options have been exercised, 5,514,646 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants), and 6,452,891 outstanding.

As of December 31, 2011 - 1,835,996 of the 2004 Plan remain ungranted. The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company. The vesting periods for the options granted under this plan are between 1 to 4 years.

In January 2012 the Board of Directors approved the grant of 220,000 share options to senior officers of the Company.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - EQUITY AND SHARE BASED PAYMENTS (continued)

(3)
The option plans described above are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

From January 1, 2004, the amount that the Company is allowed to claim as an expense for tax purposes, is the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable. The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them and were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and were exercised by March 31, 2004. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in return, the Company will defer the deduction of such an expense, for a period of 4 years from the date it commences paying income taxes. The Company claimed these expenses during 2009 for tax purposes.

(4)	The expenses recognized in respect of the fair value of the options granted in the years ended December 31, 2009, 2010 and 2011 are NIS 22 million, NIS 23 million, and NIS 19 million respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - EQUITY AND SHARE BASED PAYMENTS (continued)

(5)	Following is a summary of the status of the plans as of December 31, 2009, 2010 and 2011 and the changes therein during the years ended on those dates:

	Year ended December 31
	2009		2010		2011
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price**
		NIS		NIS		NIS
Balance outstanding at beginning
of year	2,231,187	39.21	5,315,945	*56.47	6,826,275	55.88
Changes during the year:
Granted	4,185,500	*60.42	3,310,500	**62.40	2,977,275	50.87
Exercised ***	(1,020,742)	37.28	(1,529,795)	*44.82	(1,454,250)	47.57
Forfeited	(71,250)	29.1	(270,375)	*58.48	(1,896,409)	56.59
Expired	(8,750)	27.35
Balance outstanding at end of the year	5,315,945	*56.47	6,826,275	**55.88	6,452,891	52.98
Balance exercisable at end of the year	928,945	*45.25	2,243,022	**47.91	2,145,389	53.49

*	After taking into account the dividend benefit.
**	After taking into account the dividend benefit and the exercise price amendment on July 2010, see (1)(d) above.
***	The number of shares issued as a result of options exercised during 2011 is 396,532 due to the Cashless mechanism.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2009, 2010 and 2011 (After taking into account the exercise price amendment on July 2010, see (1)(d) above): NIS 8.94, NIS 9.68 and NIS 6.28 per option, respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2009 4.42%, 2010 5.08% and 2011 5.01%; expected volatility (standard deviation) of 27%, 29%, and 27% respectively; risk-free interest rate: 2009 - 2.9%, 2010 – 2.9%, 2011 – 3.65%; weighted average expected life: 2009-4 years, 2010 - 3 years, 2011 – 3 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition.

The number of options outstanding as of December 31, 2011 is 6,452,891; of which 2,145,389 are exercisable, and options in the amounts of 1,936,788, 1,870,689, and 500,025 are expected to become exercisable in 2012, 2013, and 2014 respectively. In respect of which, and as of December 31, 2011, the company expects to record a total amount of compensation expenses of approximately NIS 16 million during the next three years.

.
PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - EQUITY AND SHARE BASED PAYMENTS (continued)

Share options outstanding as of December 31, 2011 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS**

2012	205,700	57.64
2014	399,191	48.70
2015	13,375	26.21
2016	32,500	29.45
2017	81,000	53.44
2018	12,500	61.53
2019	1,513,750	51.16
2020	1,433,700	60.81
2021	2,761,175	50.54
	6,452,891	52.98

Share options outstanding as of December 31, 2010 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS**
2011	8,750	21.72
2014	403,316	49.95
2015	283,542	61.90
2016	299,167	60.39
2017	133,250	55.07
2018	12,500	61.53
2019	3,317,750	51.44
2020	2,368,000	61.95
	6,826,275	55.88

Share options outstanding as of December 31, 2009 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS*
2010	17,750	17.49
2011	18,750	21.72
2014	294,600	26.74
2015	29,325	30.73
2016	170,500	33.12
2017	635,250	53.08
2018	68,770	66.05
2019	4,081,000	60.47
	5,315,945	56.47

*	After taking into account the dividend benefit.
**	After taking into account the dividend benefit and the exercise price amendment on July 2010, see (1)(d) above.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - EQUITY AND SHARE BASED PAYMENTS (continued)

c.	Dividends

On February 23, 2011, the Company's Board of Directors resolved the distribution of a cash dividend (with respect to the fourth quarter of 2010) in the amount of NIS 1.92 per share (approximately NIS 298 million) to shareholders of record on March 16, 2011. The dividend was paid on March 28, 2011.

On May 24, 2011, the Company’s Board of Directors resolved the distribution of a cash dividend (with respect to the first quarter of 2011) in the amount of NIS 1.35 per share (approximately NIS 210 million) to shareholders of record on June 29, 2011. The dividend was paid on July 11, 2011.

On November 22, 2011, the Company’s Board of Directors resolved the distribution of a cash dividend (with respect to the third quarter of 2011) in the amount of NIS 0.9 per share (approximately NIS 140 million) to shareholders of record on December 7, 2011. The dividend was paid on December 20, 2011.

	For the year ended December 31,
	2009		2010		2011
	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions
Dividends declared during the year	6.38	982	7.82	1,212	4.17	648
Tax withheld		(14)		(17)		(6)
Previously withheld tax - paid during the year		18		14		17
Net Cash flow in respect of dividends during the year		986		1,209		659

On March 16, 2010, the Company's Board of Directors approved a dividend policy, targeting minimum of 80% payout ratio of annual net income for the year 2010. This dividend policy was reaffirmed by the Board of Directors with respect to 2011 and, on March 21, 2012, with respect to 2012.

d.	Capital reduction

On February 22, 2010, the District Court approved the application submitted by the Company to approve a distribution in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company's shareholders ("the capital reduction"). Following the District Court's approval a total amount of approximately NIS 1.4 billion which was NIS 9.04 per share was paid on March 18, 2010 to shareholders and ADS holders of record on March 7, 2010, which resulted in a reduction of the shareholders equity by an equal amount.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 – EXPENSES

(a) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2009	2010	2011
	In millions
Payments to transmission, communication and content providers	1,238	1,342	1,069
Cost of handsets, accessories and ISP related equipment	564	746	1,368
Wages, employee benefits expenses and car maintenance	557	575	705
Depreciation, amortization and impairment charges	558	663	708
Costs of handling, replacing or repairing handsets	212	199	152
Operating lease, rent and overhead expenses	*269	*301	308
Network and cable maintenance	147	63	142
Payments to internet service providers (ISP)			124
Carkit installation, IT support, and other operating expenses	93	86	83
Royalty expenses	65	43	63
Amortization of rights of use			29
Impairment of deferred expenses – right of use (see note 14)			148
Other	*67	*75	79
Total cost of revenues	3,770	4,093	4,978

*Figures for the years 2009 and 2010 were reclassified

(b) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2009	2010	2011
	In millions
Wages, employee benefits expenses and car maintenance	184	228	335
Advertising and marketing	118	142	82
Selling commissions, net	8	25	82
Depreciation and amortization	7	10	45
Impairment of intangible assets (see note 12)			87
Other	70	74	80
Total selling and marketing expenses	387	479	711

(c) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2009	2010	2011
	In millions
Bad debts and allowance for doubtful accounts	78	50	42
Wages, employee benefits expenses and car maintenance	87	122	100
Professional fees	40	45	41
Credit card and other commissions	32	33	42
Depreciation	12	12	17
Other	41	44	49
Total general and administrative expenses	290	306	291

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 – EXPENSES (continued)

(d) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2009	2010	2011
	In millions
Wages and salaries including social benefits, social security costs and pension costs, defined contribution plans and defined benefit plans	745	823	1,028
Expenses in respect of share options that were granted to employees	22	23	19
	767	846	1,047

NOTE 25 – OTHER INCOME, NET

	New Israeli Shekels Year ended December 31,
	2009	2010	2011
	In millions
Unwinding of trade receivables	60	63	104
Other income, net	12	4	3
Capital loss from property and equipment	(3)	(3)	(2)
	69	64	105

NOTE 26 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2009	2010	2011
	In millions
Fair value gain from derivative financial instruments, net	18	-	18
Net foreign exchange rate gains	-	16	-
Interest income from cash equivalents	1	3	10
Expected return on plan assets	6	6	6
Other	3	3	5
Finance income	28	28	39

Interest expenses	86	127	205
Linkage expenses to CPI	88	54	77
Interest costs in respect of liability for employees rights upon retirement	9	7	9
Fair value loss from derivative financial instruments, net	-	6	-
Net foreign exchange rate losses	9	-	18
Factoring costs, net	4	1	2
Other finance costs	8	14	22
Finance expense	204	209	333
	176	181	294

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 27 – INCOME TAX EXPENSES

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007 were measured in real terms, having regard to the changes in the Israeli CPI. Commencing the tax-year 2008 and thereafter the Company and its subsidiaries are measured for tax purposes in nominal values, except for certain transition provisions: certain losses carryforwards for tax purposes, and certain tax deductible depreciation expenses shall be adjusted to the changes in the CPI until the end of 2007.

b.	Corporate income tax rates applicable to the Group

The Group is taxed according to the regular corporate income tax in Israel.  In August 2005, amendment (No. 147) to Income Tax Ordinance was enacted, revising the corporate tax rates prescribed as follows: 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

On July 23, 2009, The Law of Economic Efficiency (legislation amendments for implementation of the economic plan for the years 2009 and 2010) was enacted. One of the provisions of this law is that the corporate tax rate is to be gradually further reduced as follows: 2011- 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 – 20%, and for 2016 and thereafter – 18%.

As a result of the aforementioned change in the future corporate tax rate, the deferred tax assets as of December 31, 2009 have increased in the amount of approximately NIS 18 million, with corresponding decrease in deferred tax expenses.

On December 6, 2011, the "Tax Burden Distribution Law" Legislation Amendments (2011) was published. Under this law, the previously approved gradual decrease in corporate tax is discontinued. Corporate tax rate will increase to a fix rate of 25% as from 2012 and thereafter.

As a result of the aforementioned change in the future corporate tax rate, the deferred tax liability as of December 31, 2011 has increased in the amount of approximately NIS 12 million, with corresponding increase in deferred tax expenses in the income statement.

c.	Losses carried forward to future years and other temporary differences

At December 31, 2011, two subsidiaries of the Company did not recognize deferred tax asset in respect of carryforward tax losses of approximately NIS 18 million and NIS 60 million. In addition, another subsidiary did not recognize deferred tax asset in respect of deductible temporary differences and carryforward tax losses in a total amount of NIS 235 million. The carryforward tax losses can be utilized indefinitely. The Group did not recognize deferred tax assets in respect thereof since the Group's management does not expect that it is probable that sufficient and suitable taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted.

A subsidiary has recognized deferred income tax asset in an amount of NIS 29 million in respect of carryforward tax losses of approximately NIS 116 million. See also note 4(b)(4).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 27 - INCOME TAX EXPENSES (continued)

d.	Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2009	Charged to the income statement	Effect of change in corporate tax rate	Charged to other comprehensive income	As at December 31, 2009	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2010	Acquisition of subsidiary	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2011
Allowance for doubtful accounts	66	(3)	(2)		61	(1)		60	*	(5)		6	61

Provisions for employee rights	20	(1)	(1)	(4)	14	1	2	17	1	(8)	5	2	17

Subscriber acquisition costs	41	(30)	(1)		10	(10)			1	(1)		*	*

Depreciable fixed assets and software	(90)	(35)	26		(99)	(6)		(105)	(2)	10		(26)	(123)

Carry forward losses									16	8		5	29

Amortized licenses and other intangibles	11	8	(4)		15	(2)		13	(3)	7		2	19

Options granted to employees	22	(18)			4	(2)		2		(1)		*	1

Financial instruments	9	(5)			4	(4)		*		*		*	*

Other	2	3			5	6		11	(1)			(1)	9
Total	81	(81)	18	(4)	14	(18)	2	(2)	12	10	5	(12)	13

* Represents an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 27 - INCOME TAX EXPENSES (continued)

	New Israeli Shekels
	December 31,
	2009	2010	2011
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	57	59	104
Deferred tax assets to be recovered within 12 months	56	44	43
	113	103	147
Deferred tax liabilities

Deferred tax liabilities to be recovered after more than 12 months	99	105	115
Deferred tax liabilities to be recovered within 12 months		*	19
	99	105	134
Deferred tax assets (liability), net	14	(2)	13

* Represents an amount of less than NIS 1 million.

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2009	2010	2011
	In millions
Profit before taxes on income,
as reported in the income statements	1,525	1,679	742
Theoretical tax expense	396	420	178
Increase in tax resulting from disallowable deductions
for the current year mainly relating to impairment charges	3	8	18
Decrease (increase) in tax resulting from deferred taxes calculated based on different tax rates		(3)	7
Temporary differences and tax losses for which no
deferred income tax asset was recognized			63
Taxes on income in respect of previous years		5	14
Expenses deductible according to different tax rates		1	*
Change in corporate tax rate, see b above	(18)		12
Other	3	5	7
Income tax expenses	384	436	299

* Represents an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 27 - INCOME TAX EXPENSES (continued)

f.	Taxes on income included in the income statements:

1)	As follows:

	New Israeli Shekels
	Year ended December 31
	2009	2010	2011
	In millions
For the reported year:
Current	321	413	288
Deferred, see d above	76	14	(15)
Effect of change in corporate tax rate on deferred taxes	(18)		12
In respect of previous year:
Current	-	5	9
Deferred, see d above	5	4	5
	384	436	299

g.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2006. The Company is under corporate income tax regular audit by the tax authority.

2)
As general rule, tax self-assessments filed by subsidiary through the year ended December 31, 2007, and another subsidiary through the year ended December 31, 2006 are, by law, now regarded as final. However, the manager of the tax authority may direct that the abovementioned last tax self assessment will not be regarded as final until December 31, 2012.

3)	All income before taxes and income tax expenses for all of the reporting periods are local in Israel.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 28 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Transactions with Scailex group

On October 28, 2009 Scailex became the Company's principal shareholder.

On May 5, 2011, the shareholders of the Company approved and ratified an amendment to the Samsung Products Agreement according to which: (a) the total volume of the annual procurement from Scailex shall not exceed NIS 550 million and will not exceed 40% of the total cost of the products purchased by the Company in a calendar year (b) if an auditor agreed upon by both parties should confirm that the annual gross profit margin of any group of products exceeds Scailex’s average gross profit margin, from the same group of products with any entity in which Scailex is not an interested party therein, Scailex shall credit the difference to the Company; and (c) The term of the Samsung Products Agreement is for a period of two years instead of three years, commencing on January 1, 2011.

	New Israeli Shekels
	Period from October 28, 2009 to December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Transactions with Scailex group	In millions
Service revenues	0.9	1.5	0.8
Acquisition of handsets	14	143	478
Selling commissions, maintenance and other expenses (revenues)	2	3.8	(4)

	New Israeli Shekels
	December 31,
	2010	2011
Statement of financial position items - Scailex group	In millions
Current liabilities: Scailex group	72	142

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 28 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

b.	Transactions with Hutchison group

During 2009 the Company entered into various agreements with Hutchison Telecom in the ordinary course of business for the purchase of certain products or services or obtaining licenses.  Each such related party agreement was subject to review by the Audit Committee pursuant to normal Company procedure.  In each case the Audit Committee concluded that the agreements were on market terms and would not have a substantial effect on the Company's results of operations or obligations.

Based on information provided to the Company by Advent, a wholly-owned subsidiary of Hutchison Telecom, Advent granted a one-time cash payment to selected employees of the Company, shortly following Advent’s sale of its controlling interest, in recognition of the contribution made by such employees to the value of the Company.  According to Advent, the aggregate value of such one-time payment to the Company’s executive officers was NIS 18.4 million.

Period from January 1, 2009 to October 28, 2009
Transactions with Hutchison group	NIS In millions
Acquisition of handsets from related parties	11

Selling commissions, maintenance and other expenses	5

(*) During the period from January 1, 2009 to October 28, 2009, expenses of NIS 0.4 million, NIS 15.6 million were made to Hutchison Telecommunications Cayman and Hutchison Telephone Company, respectively.

The transactions were carried out in the ordinary course of business.  Management believes that such transactions were carried out under normal market conditions.

As of October 28, 2009, Hutchison Telecom and its affiliates are no longer related parties with the Company.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 28 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

c.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2009	2010	2011
Key management compensation expenses comprised	In millions

Salaries and short-term employee benefits	28	31	18
Long term employment benefits	5	37	13
Employee share-based compensation expenses	16	16	12
	49	84	43

	New Israeli Shekels
	December 31,
	2010	2011
Statement of financial position items - key management	In millions

Current liabilities:	20	5
Non-current liabilities:	24	13

In order to encourage the Company’s executive officers to remain with the Company following the sale by Advent of its controlling interest, the Company’s Board of Directors, upon the recommendation and approval of its Audit and Compensation Committees, adopted a two-year retention plan on September 9, 2009.  According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan or in case of termination by the Company. The maximum aggregate amount of all retention payments together is USD 6.5 million (NIS 23.4 million). According to this retention plan a total amount of USD 4 million (NIS 15 million) was paid during 2010 which included an amount of USD 1 million paid to the Company's former CEO,  and an amount of USD 2.5 million was paid during 2011.

Furthermore, an amount of USD 1 million was paid in 2010 to the Company's former CEO based on a retention plan that the Company adopted in February 2009.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 28 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

The Company undertook to pay Mr. Amikam Cohen, who retired from his functions as chief executive officer on January 1, 2007, and from the Company on April 1, 2007, as part of his special retirement compensation, a non-compete payment of USD 0.6 million (NIS 2.3 million), in five equal installments, each payment to be made at the end of a six-month period over two and a half years starting in November 2007. The last payment was made in May 2010.

Members of the key management may have purchased portions of the Company's notes payable that are listed on the TASE through regular stock exchange transactions. See also note 17.

d.
During 2009 the Company purchased a substantial portion of Nokia handsets from Eurocom Communications Ltd. On November 19, 2009, Eurocom sold shares of the Company it previously held to Suny Electronics Ltd. The Company believes that the purchase transactions of the handsets from Eurocom were done at arms length and on market terms. If need be, Nokia handsets can be purchased from both Israeli and international suppliers and thereby reduce the dependency on Eurocom. These purchase prices may be higher than the purchase prices from Eurocom. As part of the Hutchison group, the Company benefited from conditions and prices of Nokia handset purchases, that were agreed upon between Hutchison and Nokia. Since the Company was acquired by Scailex and is no longer part of the Hutchison group, the purchase conditions from Eurocom may be updated. Additional conditions and agreements between the Company and Eurocom are set from time to time.

e.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

NOTE 29 – DILUTED EARNINGS PER SHARE

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	New Israeli Shekels
	Year ended December 31
	2009	2010	2011
Profit used for the computation of
basic and diluted EPS:
Profit (in millions)	1,141	1,243	443
Weighted average number of shares used
in computation of basic EPS (in thousands)	153,809	154,866	155,542
Add - net additional shares from assumed
exercise of employee stock options (in thousands)	1,008	1,430	237
Weighted average number of shares used in
computation of diluted EPS (in thousands)	154,817	156,296	155,779

For the years ended December 31, 2011, 2010 and 2009 options in the total amount of 5,889,  1,087 and 1,719 thousands respectively, were not taken into account in computation of diluted earnings (loss) per share, because of their anti dilutive effect.

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2011

The following report is a summary only, and is not intended to be a comprehensive review of the company’s business and results of its operations and financial condition for the year 2011. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2011, to be filed with the Securities and Exchange Commission (the "Form 20-F"). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

This report, as well as the Form 20-F, may include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and the Company undertake no obligation to publicly update or revise them.

In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels.  This report contains translations of NIS amounts into US dollars at December 31, 2011 NIS 3.821 =US$ 1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of OperatiZns for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

On March 3, 2011, the company concluded the acquisition of 012 Smile, an Israeli operator of international telecommunications services and local fixed-line services and a provider of internet services.  The consolidated results of 2011 therefore include the results of 012 Smile from March 3, 2011, forward.

Revenues. The company achieved total net revenues of NIS 6,998 (US$ 1,831 million) in 2011, an increase of 5% from NIS 6,674 million in 2010.  The company’s total revenues for 2011 (excluding inter-company revenues) included a contribution of 012 Smile after first-time consolidation of NIS 888 million (US$ 232 million). Excluding 012 Smile, The company’s revenues decreased by 8% in 2011 compared with 2010.

Revenues from services. Annual service revenues totaled NIS 5,224 million (US$ 1,367 million) in 2011, a decrease of 8% from NIS 5,662 million in 2010.

Excluding 012 Smile's contribution of NIS 866 million (US$ 227 million), total annual service revenues decreased by 23% in 2011 compared to 2010. This decrease mainly reflected the impact of regulatory changes, which imposed a 71% reduction in interconnect voice tariffs and a 94% reduction in the interconnect SMS tariff starting January 1, 2011. The direct impact of these reductions in interconnect tariffs in 2011 was to reduce annual service revenues by approximately NIS 1,075 million. Excluding both 012 Smile’s contribution and the impact of the reductions in interconnect tariffs, service revenues would have decreased by approximately 4% in 2011 compared to 2010, reflecting principally price erosion due to an increase in the intensity of competition in the cellular market, as well as a decrease in revenues from roaming services.

Revenues from equipment. Equipment revenues in 2011 were NIS 1,774 million (US$ 464 million), increasing by 75% from NIS 1,012 million in 2010.

The increase largely reflected an increase in the average revenue per equipment device sold, primarily due to the higher proportion of high-value smartphones sold.

Gross profit. Gross profit in 2011 totaled NIS 2,020 million (US$ 528 million).

 Gross profit before the impact of the impairment of rights of use in the amount of NIS 148 million, totaled NIS 2,168 million (US$ 567 million), a decrease of 16% from NIS 2,581 million in 2010. Excluding 012 Smile's contribution of NIS 215 million, the decrease in gross profit before the impact of the impairment of rights of use was 24% or NIS 628 million. The impact of the reduction in interconnect tariffs explains approximately NIS 427 million of the decrease in gross profit with the remainder largely reflecting price erosion of cellular services, partially offset by an increase of 56% in the gross profit from cellular equipment sales

Impairment of Goodwill. In the fourth quarter of 2011, the Company recognized an impairment loss for goodwill related to the purchase of 012 Smile in the amount of NIS 87 million (US$ 23 million).

Other income, net. Other income, net, totaled NIS 105 million (US$ 27 million) in 2011, compared to NIS 64 million in 2010, an increase of 64%, mainly reflecting an increase in recognized deferred revenue from handset payment installment plans related to the overall increase in revenues from equipment sales.

Operating profit. Operating profit for 2011 was NIS 1,036 million (US$ 271 million). Operating profit before the total impact of the impairments described above in the amount of NIS 322 million, totaled NIS 1,358 million (US$ 355 million) in 2011, a decrease of 27% from NIS 1,860 million in 2010.

Operating profit for the cellular segment decreased by 32%, and operating profit before the total impact of the impairments of NIS 322 million for the fixed line segment, increased from an operating loss of NIS 24 million in 2010 to an operating profit of NIS 71 million in 2011, reflecting both the contribution of 012 Smile after first time consolidation, and an increase in operating profit from other fixed line services.

Financial expenses, net. Financial expenses, net, for 2011 were NIS 294 million (US$ 77 million), an increase of 62% compared with NIS 181 million in 2010. This largely reflected an increase in interest expenses resulting from the increase in the average debt level in 2011 compared to 2010 by approximately NIS 1.5 billion, largely related to the acquisition of 012 Smile.

Profit before income tax. Profit before income taxes for 2011 was NIS 742 million (US$ 194 million), a decrease of 56% from NIS 1,679 million in 2010.

Income taxes on profit.  Income taxes on profit for 2011 were NIS 299 million (US$ 78 million), a decrease of 31% from NIS 436 million in 2010.

 The effective tax rate for 2011 was 40%. Before the total impact of the impairments of NIS 322 million, partially offset by the resulting increase in deferred tax assets, net, of NIS 11 million, the effective tax rate for 2011 was 29% compared with 26% for 2010. As part of the Economic Efficiency Law that was enacted in July 2009, the Israeli corporate tax rate was scheduled to be reduced by one percent each year from a rate of 26% in 2009 to a rate of 20% in 2015, and then to a rate of 18% from 2016. As a result, the Israeli corporate tax rate was reduced from a rate of 25% in 2010 to 24% in 2011. On December 6, 2011 the Tax Burden Distribution Law (legislations amendments) was published in the law records. The law set the corporate tax rate at 25% starting in 2012, and cancelled the continuation of the gradual reduction in corporate tax to 18% by 2016 as described above. As a result of the change in the future corporate tax rate, our deferred tax liability has increased in the amount of approximately NIS 12 million as of December 31, 2011. As explained above, the Israeli corporate tax rate is expected to remain at the level of 25% in 2012. However, the Company’s effective tax rate is expected to be slightly higher mainly due to nondeductible expenses.

Net profit. Net profit in 2011 was NIS 443 million (US$ 116 million), a decrease of 64% from NIS 1,243 million in 2010. Net profit before the impact of the impairment in the amount of NIS 311 million, was NIS 754 million (US$ 197 million) in 2011, a decrease of 39% from NIS 1,243 million in 2010. Based on the weighted average number of shares outstanding during 2011, basic (reported) earnings per share or ADS, was NIS 2.85 (US$ 0.75), a decrease of 65% from NIS 8.03 in 2010.

EBITDA. EBITDA totaled NIS 2,178 million (US$ 570 million) in 2011, a decrease of 15% compared with NIS 2,570 million in 2010. EBITDA for the cellular segment was NIS 1,896 million (US$ 496 million) in 2011, decreasing by 26% from NIS 2,558 million in 2010. EBITDA for the fixed line segment was NIS 282 million (US$ 74 million) in 2011, compared with NIS 12 million in 2010, an increase of NIS 270 million, of which 012 Smile contributed NIS 198 million.

EBITDA as reviewed by the Chief Operator Decision Maker ("CODM"), represents earnings before interest (finance costs, net), taxes, depreciation, amortization and impairment charges, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results.

Results of Operation by Segment for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010.

The consolidation of 012 Smile into the company’s financial results following its acquisition on March 3, 2011, had a significant impact on the results of the Fixed-line Segment, as set forth below, but did not affect the results of the Cellular Segment.

Cellular Business Segment

The impairment charge on fixed-line assets in 2011 in connection with the 012 Smile acquisition did not have any impact on the results for the cellular segment.

Revenues earned by the cellular business segment amounted to NIS 5,996 million (US$ 1,569 million) in 2011, a decrease of 9% compared to NIS 6,562 million in 2010 (including inter-segment revenues), reflecting a decrease in revenues from services which was partially offset by an increase from revenues from equipment.

Revenues from services. In 2011, service revenues from the Company’s cellular business segment totaled NIS 4,248 million (US$ 1,112 million), representing a decrease of 24% from NIS 5,575 million in 2010. This decrease mainly reflected a 71% reduction in the interconnect voice tariff and a 94% reduction in the interconnect SMS tariff from January 1, 2011. The direct impact of the reduction in interconnect tariffs was a reduction of approximately NIS 1,075 million in service revenues in 2011. Excluding the impact of the reduction in interconnect tariffs, service revenues would have decreased by approximately 4%, which mainly reflected price erosion due to an increase in the intensity of competition in the cellular market, as well as a decrease in the profitability of roaming services. These negative trends were partially offset by growth in the cellular postpaid subscriber base of approximately one percent, on an average basis over 2011, and by growth in the cellular prepaid subscriber base of approximately 5%, on an average basis over 2011.

In addition, significant growth in the popularity of smartphones supported average monthly revenue per cellular subscriber (“ARPU”) levels by generating revenue growth in revenues from data and content services.

Revenues from cellular data and content services excluding SMS in 2011 totaled NIS 666 million (US$ 174 million) or 16% of cellular service revenues, in 2011, increasing by 4 % compared with NIS 638 million or 11 % of cellular service revenues in 2010. SMS service revenues totaled NIS 456 million (US$ 119 million) in 2011, an increase of 18% compared with NIS 387 million in 2010, and the equivalent of 11% of cellular service revenues, compared with 7% in 2010.  The 2010 figures in these comparisons reflect a change in the methodology that occurred in 2011 for allocating revenues from bundled packages between airtime revenues and content revenues, as well as an adjustment to the Company’s allocation of credits between the different services.

 Pre-paid subscribers accounted for service revenues of approximately NIS 500 million (US$ 131 million) in 2011.

 Revenues from equipment. Equipment revenues from the Company’s cellular business segment totaled NIS 1,748 million (US$ 457 million) in 2011, an increase of 77% compared with equipment revenues of NIS 987 million in 2010. The increase largely reflected an increase in the average revenue per equipment device, mainly due to the higher proportion of high-value smartphones sold.

Gross profit from services.  Gross profit from cellular services in 2011 was NIS 1,525 million (US$ 399 million), decreasing by 35% compared with NIS 2,344 million in 2010. This decrease mainly reflected the direct negative impact of the interconnect tariff reduction on profit in the amount of approximately NIS 443 million, as well as the reduction in service revenues as described above. In addition, the decrease reflected an increase in interconnect expenses related to the growth in outgoing voice minutes and also higher payroll expenses related to the increase in the customer service workforce during the year.

Gross profit from equipment. The gross profit from the cellular business segment equipment was NIS 369 million (US$ 97 million) in 2011, an increase of 56% compared with a gross profit of NIS 236 million in 2010, attributable largely to an increase in unit profitability. During 2011, the total amount of cellular equipment subsidies, net, that was capitalized was NIS 12 million, compared with NIS 51 million in 2010, reflecting the impact of the limitations on subscriber exit fines which came into effect in February 2011 on handset subsidies.

Gross profit. The overall gross profit from the cellular business segment was NIS 1,894 million (US$ 496 million) in 2011, compared with NIS 2,580 million in 2010, a decrease of 27%.

Selling, marketing and general and administrative expenses. The cellular segment’s selling, marketing, general and administrative expenses amounted to approximately NIS 712 million (US$ 186 million) in 2011, a decrease of 6% from NIS 760 million in 2010. The decrease reflected a decrease in marketing and advertising expenses and the impact of a one-time reduction in bad debts and doubtful accounts expenses recorded in the second quarter of 2011, which were partially offset by higher salary expenses and selling commissions, and increased depreciation expenses.

Other income, net. Other income, net, totaled NIS 105 million (US$ 27 million) in 2011, increasing by 64% from NIS 64 million in 2010 mainly reflecting an increase in recognized deferred revenue from handset payment installment plans related to the increase in revenues from equipment sales.

Operating profit. As a result of the above, operating profit from the segment’s activities totaled NIS 1,287 million (US$ 337 million) in 2011, compared with NIS 1,884 million in 2010, a decrease of 32%.

The impairment recorded in 2011 did not impact the results of the cellular segment.

 EBITDA. EBITDA for the cellular segment was NIS 1,896 million (US$ 496 million) in 2011, representing a decrease of 26% from NIS 2,558 million in 2010. The decrease in EBITDA largely reflected the direct impact of the reduction in interconnect tariffs which reduced cellular segment EBITDA by approximately NIS 443 million, together with the cellular service price erosion as described above, partially offset by the increase in gross profit from cellular equipment sales.

Fixed-line Business Segment

Revenues earned by the fixed-line business segment amounted to NIS 1,153 million (US$ 302 million) in 2011, compared to NIS 189 million in 2010 (including inter-segment revenues), reflecting principally the contribution of 012 Smile after first time consolidation in the amount of NIS 970 million (US$254 million) in 2011. Fixed line segment revenues excluding 012 Smile were NIS 183 million (US$ 48 million), a decrease of 3% compared with 2010.

Revenues from services. Fixed line business segment service revenues (including inter-segment revenues) reached NIS 1,127 million (US$ 295 million) compared with NIS 164 million in 2010. Revenues in 2011 included a contribution of 012 Smile after first-time consolidation starting March 3, 2011, in the amount of NIS 947 million. Fixed-line segment service revenues excluding 012 Smile were NIS 180 million (US$ 47 million), an increase of 10% compared with NIS 164 million in 2010. The increase reflected revenue growth from both residential and business fixed line services.

Revenues from equipment. Equipment revenues from the Company’s fixed line business segment totaled NIS 26 million (US$ 7 million) in 2011, remaining at a level similar to NIS 25 million in 2010.

Gross profit from services. For the fixed line segment, the gross profit from services (including intersegment activity) was NIS 129 million (US$ 34 million) in 2011, compared with NIS 11 million in 2010.

Gross loss from equipment. The gross loss from the fixed line business segment equipment sales was NIS 3 million (US$ 1 million) in 2011, compared with a gross loss of NIS 10 million in 2010.

Gross profit. The overall gross profit from the fixed line business segment was NIS 126 million (US$ 33 million) in 2011, compared with NIS 1 million in 2010.

The cost of revenues for the fixed-line services segment included expenses in the amount of NIS 148 million that were recorded following the impairment charge on rights of use for international fiber optic lines. Excluding the impact of this impairment charge, gross profit for the fixed line segment was NIS 274 million (US$ 72 million) in 2011 compared with NIS 1 million in 2010, including gross profit of NIS 215 million contributed by 012 Smile. Gross profit for the fixed line segment was positively affected by the acquisition of 012 Smile, and the impact of the reduction in interconnect expenses for calls to cellular operators following the reduction in cellular interconnect tariffs effective as of January 2011, partially offset by an impairment in the amount of NIS 27 million recorded in the second half of 2011 related to subscriber acquisition costs capitalized in prior periods (in addition to the impairment of the rights of use). The impairment in subscriber acquisition costs was recorded following an amendment to the Telecommunications Law which limits subscriber exit fines in the fixed line market.

Selling, marketing and general and administrative expenses. The fixed line segment’s selling, marketing, general and administrative expenses amounted to approximately NIS 290 million (US$ 76 million), compared to NIS 25 million in 2010, an increase of NIS 265 million.

The selling and marketing expenses for the fixed-line services segment included expenses in the amount of NIS 87 million that were recorded following the impairment charge on a trade name (NIS 14 million) and on customer relationships (NIS 73 million). Excluding the impact of these impairment charges, selling, marketing, general and administration expenses for the fixed-line services segment were NIS 203 million (US$ 53 million) in 2011, compared to NIS 25 million in 2010, an increase of NIS 178 million. The increase reflected additional expenses following the acquisition of 012 Smile in the amount of NIS 187 million in 2011, partially offset by lower salary expenses, selling commissions, and marketing and advertising expenses.

 Impairment loss for goodwill. in 2011, the company recorded an impairment charge to goodwill related to the purchase of 012 Smile in the amount of NIS 87 million (US$ 23 million).

Operating loss. Operating loss from the segment’s activities totaled NIS 251 million (US$ 66 million) in 2011.

Operating profit for the fixed line segment, before the total impact of the impairments in the amount of NIS 322 million, was NIS 71 million (US$ 19 million) in 2011, of which 012 Smile contributed an operating profit of NIS 29 million. Excluding 012 Smile's contribution, operating profit increased by NIS 66 million in the year, from an operating loss of NIS 24 million in 2010 to a profit of NIS 42 million (US$ 11 million) in 2011.

EBITDA.  EBITDA for the segment was NIS 282 million (US$ 74 million) in 2011, compared with NIS 12 million in 2010. 012 Smile’s contribution after first time consolidation to EBITDA in 2011 was NIS 198 million. Excluding 012 Smile’s contribution, EBITDA for the fixed line segment in 2011 totaled NIS 85 million (US$ 22 million), compared with NIS 12 million in 2010. The EBITDA margin for the fixed line segment in 2011 was 24% of total fixed line segment revenues.

Annex “C”

Articles of Association
of
Partner Communications Company Ltd.

Table of Contents

Chapter One – General	3
1.	Definitions and Interpretation	3
2.	Public Company	5
3.	The Purpose of the Company	5
4.	The Objectives of the Company	5
5.	Limited Liability	5
Chapter Two – The Share Capital of the Company	6
6.	Share Capital	6
7.	The Issuance of Shares and Other Equity Securities	6
8.	Calls for Payment	7
9.	The Shareholder Registers of the Company and the Issuance of Share Certificates	8
10.	Transfer of Shares of the Company	9
10A.	Limitations on Transfer of Shares	11
10B.	Required Minimum Holdings	13
11.	Bearer Share Certificate	13
12.	Pledge of Shares	13
13.	Changes in the Share Capital	14
Chapter Three – General Meetings	16
14.	The Authority of the General Meeting	16
15.	Kinds of General Meetings	18
16.	The Holding of General Meetings	19
17.	The Agenda of General Meetings	20
18.	Discussions in General Meetings	20
19.	Voting of the Shareholders	22
20.	The Appointment of a Proxy	24
21.	Deed of Vote, Voting Via the Internet	27
Chapter Four – The Board of Directors	28
22.	The Authority of the Board of Directors	28
23.	The Appointment of Directors and the Termination of Their Office	29
24.	Actions of Directors	34
25.	Committees of the Board of Directors	37
25A.	Committee for Security Matters	38

25B.	Approval of Certain Related Party Transactions	39
26.	Chairman of the Board of Directors	40
Chapter Five – Office~~rs~~ Holders who are not Directors and the Auditor	41
27.	The General Manager	41
28.	The Corporate Secretary, Internal Controller and Other Office~~rs~~ Holders of the Company	44
29.	The Auditor	45
Chapter Six – The Share Capital of the Company and its Distribution	45
30.	Permitted Distributions	45
31.	Dividends and Bonus Shares	46
32.	The Acquisition of Shares	49
Chapter Seven – Insurance, Indemnification and Release of Officers	50
33.	Insurance of Office~~rs~~ Holders	50
34.	Indemnification of Office~~rs~~ Holders	51
35.	Release of Office~~rs~~ Holders	53
Chapter Eight – Liquidation and Reorganization of the Company	53
36.	Liquidation	53
37.	Reorganization	53
Chapter Nine – Miscellaneous	54
38.	Notices	54
Chapter 10 – Intentionally Deleted	55
39.	Intentionally Deleted	55
40.	Intentionally Deleted	55
41.	Intentionally Deleted	55
42.	Intentionally Deleted	55
Chapter 11 – Compliance with the License/ Limitations on Ownership and Control	55
43.	Compliance	55
44.	Limitations on Ownership and Control	55
45.	Cross Ownership and Control	60

Chapter One – General

1.	Definitions and Interpretation

1.1.	The following terms in these Articles of Association bear the meaning appearing alongside them below:

Articles of Association	The Articles of Association of the Company, as set forth herein or as amended, whether explicitly or pursuant to any Law.
Business Day	Sunday to Thursday, inclusive, with the exception of holidays and official days of rest in the State of Israel.
Companies Law	The Companies Law, 1999, as amended.
Companies Ordinance	The Companies Ordinance [New Version], 1983, as amended.
Companies Regulations Company	Regulations issued pursuant to the Companies Ordinance or Companies Law. Partner Communications Company Ltd.
Deed of Authorization	As specified in Article 20 of these Articles.
Director	A Director of the Company in accordance with the definition in Section 1 of the Companies Law, including an Alternate Director or an empowered representative.
Document
A printout and any other form of written or printed words, including documents transmitted in writing, via facsimile, telegram, telex, e–mail, on a computer or through any other electronic instrumentation, producing or allowing the production of a copy and/or an output of a document.

Founding Shareholder	A “founding shareholder or its substitute” as defined in Section 21.8 of the License.
Founding Israeli Shareholder	A Founding Shareholder who also qualifies as an “Israeli Entity” as defined for purposes of Section 22A of the License.
Financial Statements	The balance sheet, profit and loss statement, statement of changes in the share capital and cash flow statements, including the notes attached to them.
Law	The provisions of any law (“din”) as defined in the Interpretation Law, 1981.
License
The Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, and the permit issued by the Ministry of Communications dated April 7, 1998, as amended.

Linkage
Payments with respect to changes in the Israeli consumer price index or the representative exchange rate of NIS vis-a-vis the U.S. dollar, as published by the Bank of Israel, or any other rate which replaces such rate.

Minimum Founding Shareholders Holding	The minimum shareholding in the Company required to be held by Founding Shareholders pursuant to Section 22A.1 of the License.
Minimum Israeli Holding	The minimum shareholding in the Company required to be held by Founding Israeli Shareholders pursuant to Section 22A.2 of the License.
NIS	New Israeli Shekel
Office Office Holder	The registered office of the Company. An office holder of the Company in accordance with the definition of "nose misra" in Section 1 of the Companies Law.
Ordinary Majority	A simple majority of the shareholders who are entitled to vote and who voted in a General Meeting in person, by means of a proxy or by means of a deed of voting.
~~Periodic Statement~~	~~According to its definition in Chapter B of the Securities Regulations (Periodic and Immediate Reports), 1970, or such Securities Regulations replacing them.~~
Qualified Israeli Director
A director who at all times (i) is a citizen of Israel and resident in Israel, (ii) qualifies to serve as a director under applicable law, (iii) qualifies as a Director with Clearance as defined in section 25A, and (iv) is appointed to the Board of Directors of the Company pursuant to section 23.2.6 of these Articles.

Record Date
The date on which a shareholder must be registered as a Shareholder in the Shareholders Register in order to receive the right to participate in and vote at an upcoming general meeting of Shareholders.

Securities	Shares, bonds, capital notes or securities negotiable into shares and certificates, conferring a right in such securities, or other securities issued by the Company.
Securities Law	The Securities Law, 1968, as amended.

Securities Regulations	Regulations issued pursuant to the Securities Law.
Shares	shares in the share capital of the Company.
Shareholder	Anyone registered as a shareholder in the Shareholder Register of the Company and any other shareholder of the Company.
Shareholders Register	the Company’s Shareholders Register.
Special Majority	A majority of at least three quarters of the votes of shareholders who are entitled to vote and who voted in a general meeting, in person, by means of a proxy or by means of a deed of voting.

1.2.
The provisions of Sections 3 through 10 of the Interpretation Law, 1981, shall also apply to the interpretation of these Articles of Association, mutatis mutandis, unless the context otherwise requires.

1.3.
Except as otherwise provided in this Article, each word and expression in these Articles of Association shall have the meaning given to it in accordance with the Companies Law, and to the extent that no meaning is attached to it in the Companies Law, the meaning given to it in the Companies Regulations, and if they lack reference thereto, as stated, the meaning given to it in the Securities Law or Securities Regulations, and in the absence of any meaning, as stated, the meaning given to it in another Law, unless it contradicts the relevant provision or its contents.

2.	Public Company

The Company is a public company.

3.	The Purpose of the Company

The purpose of the Company is to operate in accordance with business considerations to generate profits; provided, however, the Board of Directors is entitled to donate reasonable amounts to worthy causes, even if such a donation is not within the framework of business considerations, as stated.

4.	The Objectives of the Company

The Company shall engage in any legal business.

5.	Limited Liability

The liability of the Shareholders of the Company is limited, each one up to the full amount he undertook to pay for the Shares allotted to him, at the time of the allotment.

Chapter Two – The Share Capital of the Company

6.	Share Capital

6.1.	The authorized share capital of the Company is NIS 2,350,000, divided into 235,000,000 ordinary shares at a par value of NIS 0.01 each (hereinafter: the “Ordinary Shares”).

6.2.	Each Ordinary Share shall confer upon its holder the right to receive notices of, and to attend and vote in, general meetings, and to one vote for each Ordinary Share held by him.

6.3.
Each class of Shares shall also confer equal rights to each holder in the class with respect to the amounts of equity which were paid or credited as paid with respect to their par value, in all matters pertaining to dividends, the distribution of bonus shares and any other distribution, return of capital and participation in the distribution of the balance of the assets of the Company upon liquidation.

6.4.	The provisions of these Articles of Association with respect to Shares, shall also apply to other Securities issued by the Company, mutatis mutandis.

7.	The Issuance of Shares and Other Securities

7.1.
The Board of Directors of the Company may issue Shares and other equity Securities of the Company, up to the limit of the registered share capital of the Company. In the event that the share capital of the Company includes several classes of Shares and other equity Securities, no shares and other equity Securities shall be issued above the limit of the registered share capital for its class.

7.2.	The Board of Directors of the Company may issue redeemable Securities, having such rights and subject to such conditions as will be determined by the Board of Directors.

7.3.
Subject to the provisions of these Articles of Association, the Board of Directors may allot Shares and other Securities according to such stipulations and conditions, at par value or by way of a premium, as it deems fit.

7.4.
The Board of Directors may decide on the issuance of a series of bonds or other debt securities within the framework of its authority or to take a loan on behalf of the Company and within the limits of the same authority.

7.5.
The Shareholders of the Company at any given time shall not have any preemption right or priority or any other right whatsoever with respect to the acquisition of Securities of the Company. The Board of Directors, in its sole discretion, may decide to offer Securities of the Company first to existing Shareholders or to any one or more of them.

7.6.
The Company is entitled to pay a commission (including underwriting fees) to any person, in consideration for underwriting services, or the marketing or distribution of Securities of the Company, whether reserved or unreserved, as determined by the Board of Directors. Payments, as stated in this Article, may be paid in cash or in Securities of the Company, or partly in one manner and partly in another manner.

8.	Calls of Payment

8.1.
In the event that according to the terms of a Share allotment, there is no fixed date for the payment of any part of the price that is to be paid for the Shares, the Board of Directors may issue from time to time calls of payment to the Shareholders with respect to the moneys which were not yet paid by them in relation to the Shares (hereinafter: “Calls of Payment” or ~~"~~ a “Call of Payment”, as the case may be).

8.2.
A Call of Payment shall set a date, which will not be earlier than thirty days from the date of the notice, by which the amount indicated in the Call of Payment must be paid, together with interest, Linkage and expenses incurred in consequence of the non–payment, according to the rates and amounts set by the Board of Directors. The notice shall further specify that in the event of a failure to pay within the date fixed, the Shares in respect of which payment or the rate is required may be forfeited. In the event that a Shareholder fails to meet any of its obligations, under a Call of Payment, the Share in respect of which said notice was issued pursuant to the resolution of the Board of Directors may be forfeited at any time thereafter. The forfeiture of Shares shall include the forfeiture of all the dividends on same Shares which were not paid prior to the forfeiture, even if such dividends were declared.

8.3.
Any amount, which according to the terms of a Share allotment, must be paid at the time of issuance or at a fixed date, whether at the par value of the Share or at a premium, shall be deemed for the purposes of these Articles of Association to be combined in a duly issued Call of Payment. In the event of non-payment of any such amount, all the provisions of these Articles of Association shall apply with respect to such an amount, as if a proper Call of Payment has been made and an appropriate notice thereof was given.

8.4.	The Board of Directors, acting reasonably and in good faith, may differentiate among Shareholders with respect to amounts of Calls of Payment and/or their payment time.

8.5.	The joint holders of Shares shall be liable, jointly and severally, for the payment of Calls of Payment in respect of such Shares.

8.6.	Any payment for Shares shall be credited, pro rata, according to the par value of and according to the premium on such Shares.

8.7.	A Call of Payment may be cancelled or deferred to another date, as may be decided by the Board of Directors. The Board of Directors may waive any interest, Linkage and expenses or any part of them.

8.8.
The Board of Directors may receive from a Shareholder any payments for his Shares, in addition to the amount of any Call of Payment, and the Board of Directors may pay to the same Shareholder interest on amounts which were paid in advance, as stated above, or on same part of them, in excess of the amount of the Call of Payment, or to make any other arrangement with him which may compensate him for the advancement of the payment.

8.9.
A Shareholder shall not be entitled to a dividend or to his other rights as a Shareholder, unless he has fully paid the amounts specified in the Calls of Payment issued to him, together with interest, Linkage and expenses, if any, unless otherwise determined by the Board of Directors.

8.10.
The Board of Directors is entitled to sell, re-allot or transfer in any other manner any Share which was forfeited, in the manner it decides, with or without any amount paid on the Share or deemed as paid on it.

8.11.	The Board of Directors is entitled at all times prior to the sale, reallotment or transfer of the forfeited Share to cancel the forfeiture on the conditions it may decide.

8.12.
A person whose Shares have been forfeited shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which, up until the date of forfeiture, were due and payable by him to the Company in respect of the Shares, including interest, Linkage and expenses up until the actual payment date in the same manner as if the Shares were not forfeited, and shall be compelled to fulfill all the requirements and claims which the Company was entitled to enforce with respect to the Shares up until the forfeiture date, without any decrease or discount for the value of the Shares at the time of forfeiture. His liability shall cease only if and when the Company receives the full payment set at the time of allotment of the Shares.

8.13.	The Board of Directors may collect any Calls of Payment which were not paid on the forfeited Shares or any part of them, as it deems fit, but it is not obligated to do so.

8.14.
The forfeiture of a Share shall cause, as of the time of forfeiture, the cancellation of all rights in the Company and of any claim or demand against the Company with respect to that Share, and of other  rights and obligations of the Shareholder in respect of the Company, save as otherwise provided by Law.

9.	The Shareholder Registers of the Company and the Issuance of Share Certificates

9.1.
The Company shall maintain a Shareholder Register and a Register of Significant Shareholders, together with a notation of any Exceptional Holdings in accordance with the provisions set forth in Article 10A below, to be administered by the corporate secretary of the Company, subject to the oversight of the Board of Directors.

9.2.
A Shareholder registered in the Shareholders Register is entitled to receive from the Company, free of charge, within two months after an allotment or the registration of a transfer (unless the conditions of the allotment fix a different period) one or several certificates with respect to all the Shares of a certain class registered in his favor, which certificate must specify the number of the Shares, the class of the Shares and the amount paid for them and also any other detail deemed important by the Board of Directors. In the event a Share is held jointly, the Company shall not be obligated to issue more than one certificate for all the joint holders, and the delivery of such a certificate to any of the joint holders shall be viewed as if it was delivered to all of them.

9.3.
Each and every Share certificate shall be stamped with the seal or the stamp of the Company or bear the Company’s printed name, and shall also bear the signature of one Director and of the corporate secretary of the Company, or of two Directors or of any other person appointed by the Board of Directors for this purpose.

9.4.
The Company is entitled to issue a new Share certificate in place of an issued Share certificate which was lost or spoiled or corrupted, following evidence thereto and guarantees and indemnities, as may be required by the Company and the payment of an amount determined by the Board of Directors.

9.5.
Where two people or more are registered as joint holders of Shares, each of them is entitled to acknowledge the receipt of a dividend or other payments in connection with such jointly held Shares, and such acknowledgement of any one of them shall be good discharge of the Company’s obligation to pay such dividend or other payments.

10.	Transfer of Shares

10.1.
The Shares are transferable. The transfer of Shares shall not be registered unless the Company receives a deed of transfer (hereinafter: “Deed of Transfer”) or other proper Document or instrument of transfer. A Deed of Transfer shall be drawn up in the following manner or in any substantially similar manner or in any other manner approved by the Board of Directors.

Deed of Transfer

I, _________________, (hereinafter: “The Transferor”) of ____________, do hereby transfer to ___________ (hereinafter: “The Transferee”) of __________, for valuable consideration paid to me, _________ Share(s) having a par value of NIS 0.01 each, numbered ________ to ________ (inclusive), of Partner Communications Company Ltd. (hereinafter: the “Company”) to hold unto the Transferee, his executors, administrators and assigns, subject to the same terms and conditions on which I held the same at the time of the execution hereof; and I, the said Transferee, do hereby agree to take the said Share(s) subject to the aforesaid terms and conditions.

In witness whereof we have hereunto set our hands this _____ day of _________, _____.

The Transferor                                                       The Transferee
Name: _______________                                   Name: _______________
Signature: ____________                                   Signature: ____________

Witness to the Signature of:
The Transferor                                                       The Transferee
Name: _____________                                        Name: _____________
Signature: ____________                                   Signature: ____________

10.2.
The transfer of Shares which are not fully paid, or Shares on which the Company has a lien or pledge, shall have no validity unless approved by the Board of Directors, which may, in its absolute discretion and without giving any reasoning thereto, decline the registration of such a transfer. The Board of Directors may deny a transfer of Shares as aforesaid and may also impose as a condition ~~of~~on the transfer of Shares as aforesaid an undertaking by the transferee to meet the obligations of the transferor with respect to the Shares or the obligations for which the Company has a lien or pledge on the Shares, signed by the transferee together with the signature of a witness, authenticating the signature of the transferee.

10.3.	The transfer of a fraction of a Share shall lack validity.

10.4.	A transferor of Shares shall continue to be regarded as the holder of the transferred Shares, until the name of the transferee of the Shares is registered in the Shareholder Register of the Company.

10.5.
A Deed of Transfer shall be filed with the Company’s office for registration, together with the Share Certificates for the Shares which are to be transferred (if such are issued) and also any other evidence which the Company may require with respect to the proprietary right of the transferor or with respect to his right to transfer the Shares. Deeds of Transfer which are registered shall remain with the Company. The Company is not obligated to retain the Deeds of Transfer and the Share Certificates, which may be cancelled, after the completion of a seven-year period from the registration of the transfer.

10.6.
A joint Shareholder may transfer his right in a Share. In the event the transferring Shareholder does not hold the relevant Share Certificate, the transferor shall not be obligated to attach the Share Certificate to the Deed of Transfer, so long as the Deed of Transfer shall indicate that the transferor does not hold the Share Certificate, that the right he has in the Shares therein is being transferred, and that the transferred Share is held jointly with others, together with their details.

10.7.	The Company may require payment of a fee for the registration of the transfer, at an amount or a rate determined by the Board of Directors from time to time.

10.8.	The Board of Directors may close the Shareholder Register for a period of up to thirty days in each year.

10.9.
Subject to Article 10.10, upon the death of a Shareholder registered in the Shareholders Register, the Company shall recognize the custodians or administrators of the estate or executors of the will, and in the absence of such, the lawful heirs of ~~the~~such Shareholder, as the only holders of the right for the Shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board of Directors.

10.10.
In the event that a deceased Shareholder registered in the Shareholders Register held Shares jointly with others, the Company shall acknowledge each survivor as a joint Shareholder with respect to said Shares, unless all the joint holders in the Share notify the Company in writing, prior to the death of any of them, of their will that the provisions of this Article shall not apply to them. The foregoing shall not release the estate of ~~a~~such joint Shareholder of any obligation in relation to a Share which is held jointly.

10.11.
A person acquiring a right in Shares in consequence of being a custodian, administrator of the estate, the heir of a Shareholder registered in the Shareholders Register, a receiver, liquidator or a trustee in a bankruptcy of a Shareholder registered in the Shareholders Register or according to another provision of the Law, is entitled, after providing evidence to his right, to the satisfaction of the Board of Directors, to be registered as the Shareholder or to transfer such Shares to another person, subject to the provisions of these Articles of Association with respect to transfers.

10.12.
A person becoming entitled to a Share because of the death of a Shareholder registered in the Shareholders Register shall be entitled to receive, and to give receipts for, dividends or other payments paid or distributions made, with respect to the Share, but shall not be entitled to receive notices with respect to General Meetings of the Company or to participate or vote therein with respect to that Share, or to exercise any other right of ~~a~~such Shareholder, until he has been registered in the Shareholder Register as the holder of that Share.

10.13.
Intentionally Deleted ~~Notwithstanding anything to the contrary in Articles 10.5 and 10.7, the transfer of Shares as a result of a realization of a share pledge entered into by a Shareholder of the Company in connection with the Company’s $650 million credit facility dated August 13, 1998, as amended from time to time, will not require additional evidence with respect to the proprietary right of the transferor or with respect to his right to transfer the shares other than a properly completed deed of transfer and valid Share Certificate (if issued), nor will the Company require a fee for the registration of said transfer.~~

10A.        Limitations on Transfer of Shares

10A.1.
Exceptional Holdings shall be registered in the Register of Members (Shareholder Register) together with a notation that such holdings have been classified as “Exceptional Holdings”, immediately upon the Company’s learning of such matter.  Notice of such registration shall be sent by the Company to the registered holder of the Exceptional Holding and to the Minister of Communications.

10A.2.
Exceptional Holdings, registered in the manner set forth in Article 10A.1, shall not entitle the holder to any rights in respect to his holdings, and such holdings shall be considered “Dormant Shares” within the meaning of Section 308 of the Companies Law, except, however, that the holder of such shares shall be entitled to receive dividends and other distributions to shareholders (including the right to participate in a rights offering calculated on the basis of Means of Control of the Company (as defined in the License), provided, however, that such additional holdings shall be considered Exceptional Holdings).  Therefore, any action taken or claim made on the basis of a right deriving from an Exceptional Holdings shall have no effect, except for the receipt of dividends or other distribution as stated above.

 Without derogating from the above:

10A2.1
A Shareholder participating in a vote of the General Meeting will certify to the Company prior to the vote or, if the vote is by Deed of Vote, on the Deed of Vote, as to whether or not his holdings in the Company or his vote require consent pursuant to Sections 21 and 23 to the License; in the event the shareholder does not provide notification as aforesaid, he shall not vote and his vote shall not be counted.

10A.2.2
No Director shall be appointed, elected or removed on the basis of Exceptional Holdings.  In the event a Director is appointed, elected or removed from his position as a Director as set forth above, such appointment, election or removal shall have no effect.

10A.2.3	Exceptional Holdings shall have no voting rights at a General Meeting of the Company.

For the purposes of this Article 10A, “Exceptional Holdings” means the holdings of Traded Means of Control held without the consent of the Minister of Communications pursuant to Section 21 to the License or as a result of a breach of the provisions of Section 23 to the License, and all holdings of a holder of Traded Means of Control who acted contrary to the provisions of Section 24 to the License; and as long as the consent of the Minister of Communications  is required but has not been obtained pursuant to Section 21 to the License, or the circumstances exist which constitute a violation of the provisions of Sections 23 or 24 to the License.

For the purposes of this Article 10A, “Traded Means of Control” means Means of Control (as defined in the License) including Global or American Depositary Shares (GDRs or ADRs) or similar certificates, registered for trade on a securities exchange in Israel or abroad or which have been offered to the public in connection with a prospectus, and are held by the public in Israel or abroad.

10A.3.	The provisions of Article 10A shall not apply to those who were Shareholders of the Company on the eve of the first registration of the Company's Shares for trade.

10B.          Required Minimum Holdings

10B.1.
Our License requires that Founding Shareholders hold Shares constituting at least the Minimum Founding Shareholders Holding and that Founding Israeli Shareholders hold Shares constituting at least the Minimum Israeli Holding.

10B.2.
Shares held by Founding Shareholders, to the extent such Shares constitute all or a portion of the Minimum Founding Shareholders Holding, shall be registered directly in the name of the Founding Shareholder in the shareholder register of the Company, with a note indicating that such Shares are “Minimum Founding Shareholders Shares.”  Minimum Founding Shareholders Shares that are held by Founding Israeli Shareholders, to the extent such Shares constitute all or a portion of the Minimum Israeli Holding, shall also be recorded in the shareholder register with a note indicating that such Shares are “Minimum Israeli Holding Shares.

10B.2.
No transfer by a Founding Shareholder of Minimum Founding Shareholder Shares or by a Founding Israeli Shareholder of Minimum Israeli Holding Shares shall be recorded in the Company’s shareholder register, or have any effect, unless the Company’s Secretary shall have received written confirmation from the Ministry of Communications that the transfer complies with section 21.8 of the License.  The Company Secretary may, in his or her discretion, refer any question in connection with the recording of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, or their transfer, to the Company’s audit committee whose decision shall be binding on the Company.  As a condition to any transfer of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, the transferee shall be required to deliver to the Company’s Secretary (a) a share transfer deed that includes an undertaking by the transferee to comply with all requirements of section 22A of the License and (b) all information requested with respect to the transferee’s qualification as a Founding Shareholder and/or a Founding Israeli Shareholder.

11.	Bearer Share Certificate

The Company shall not issue bearer Share Certificates which grant the bearer rights in the Shares specified therein.

12.	Pledge of Shares

12.1.
The Company shall have a first degree pledge on, and a right to create a lien on, all Shares which are not fully paid and registered in the name of any Shareholder, and the proceeds of their sale, with respect to moneys (which payment time is due or not) whose payment was already called or are to be paid up within a fixed time. Furthermore, the Company shall have a first degree pledge right on all the Shares (other than Shares which were fully paid) registered in the name of any Shareholder to secure the payment of moneys which are due from him or from his property, whether with respect to his own debts or debts jointly with others. The said pledge shall also apply to dividends, declared from time to time, with respect to these Shares.

12.2.
For purposes of the realization of any such pledge and or lien, the Board of Directors is entitled to sell the Shares which are the subject of the pledge or lien, or any part of them, as it deems fit. No sale, as aforesaid, shall be carried out, until the date fixed for the payment has passed and a notice in writing was transferred to same Shareholder with respect to the intention of the Company to sell them, on condition that the amounts were not paid within fourteen days after the notice.

12.3.
The proceeds of any such sale, after deduction for the payment of the sale expenses, shall serve for the covering of the debts or obligations of said Shareholder, and the balance (if any) shall be paid to him.

12.4.
In the event that a sale of Shares was carried out pursuant to the realization of a pledge or a lien, pursuant to the presumptive authority conferred above, the Board of Directors is entitled to register such Shares in the Shareholder Register in favor of the buyer, and the buyer shall not be under the obligation to examine the fitness of such actions or the manner in which the purchase price paid for such Shares was used. After the said Shares are registered in the Shareholder Register in favor of the buyer, no person shall have the right to object to the validity of the sale.

13.	Changes in the Share Capital

The General Meeting is entitled to take any of the following actions at all times, so long as the resolution of the General Meeting is adopted by a Special Majority.

13.1.	Increasing the Share Capital

To increase the share capital of the Company, regardless of whether all the Shares registered at such a time were issued or not. The increased share capital shall be divided into Shares having ordinary rights or preference rights or deferred rights or other special rights (subject to the special rights of an existing class of Shares) or subject to conditions and restrictions with respect to entitlement to dividend, return of capital, voting or other conditions, as may be instructed by the General Meeting in a resolution with respect to the increase of the share capital, and in the absence of a special provision, according to the terms determined by the Board of Directors.

13.2.	Classes of Shares

To divide the share capital of the Company into various classes of Shares, and to set and change the rights attaching to each class of Shares, according to the conditions specified below:

13.2.1.
So long as it was not otherwise set in the Share allotment conditions, the rights of any class may be changed pursuant to a resolution of the General Meeting of the Shareholders of each class of Shares, separately, or upon the written consent of all the Shareholders of all classes.

13.2.2.
The rights conferred on the holders of Shares of a certain class shall not be deemed to have been changed as a result of the creation or allotment of other Shares having identical rights, unless it was otherwise stipulated in the allotment conditions of said Shares.

13.3.	Amalgamation and Redivision of the Share Capital

To amalgamate and redivide the share capital of the Company, entirely or partially, into Shares having a higher or lesser par value than that stated in these Articles of Association. In the event that in consequence of such amalgamation, there are Shareholders left with fractions of Shares, the Board of Directors if approved by the Shareholders at a General Meeting in adopting the resolution for amalgamation of the capital, may agree as follows:

13.3.1.
To sell the total of all the fractional shares and to appoint a trustee for this purpose, in whose name Share Certificates representing the fractions shall be issued, who will sell them, with the proceeds received after the deduction of commissions and expenses to be distributed to those entitled. The Board of Directors shall be entitled to decide that Shareholders who are entitled to proceeds which are below an amount determined by it, shall not receive the proceeds of the sale of the fractional shares, and their share in the proceeds shall be distributed among the Shareholders who are entitled to proceeds, in an amount greater than the amount that was determined, relative to the proceeds to which they are entitled;

13.3.2.
To allot to any Shareholder, who is left with a fractional Share following the amalgamation, Shares of the class of Shares prior to the amalgamation, which are fully paid, in such a number, the amalgamation of which together with the fractional Share shall complete a whole Share, and an allotment as stated shall be viewed as valid shortly before the amalgamation;

13.3.3.
To determine that Shareholders shall not be entitled to receive a Share in exchange for a fractional Share resulting from the amalgamation of a half or smaller fraction of the number of Shares, whose amalgamation creates a single Share, and they shall be entitled to receive a whole Share in exchange for a fractional Share, resulting from the amalgamation of more than a half of the number of Shares, whose amalgamation creates a whole Share.

In the event that an action pursuant to Articles 13.3.2 or 13.3.3 above requires the allotment of additional Shares, their payment shall be effected in a manner similar to that applicable to the payment of Bonus Shares. An amalgamation and redivision, as aforesaid, shall not be regarded as a change in the rights attaching to the Shares which are the subject of the amalgamation and redivision.

13.4.	Cancellation of Unissued Share Capital

To cancel registered share capital which has not yet been allotted, so long as the Company is not under an obligation to allot these Shares.

13.5.	The Division of the Share Capital

To divide the share capital of the Company, entirely or partially, into Shares having a lower par value than those stated in these Articles of Association, by way of dividing the Shares of the Company at such a time, entirely or partially.

13.6.	The provisions specified in this Article 13 shall also apply to other equity Securities of the Company, mutatis mutandis.

Chapter Three – General Meetings

14.	The Authority of the General Meeting

14.1.	Subjects within the authority of the General Meeting

The following matters shall require the approval of the General Meeting:

14.1.1.	Changes in the Articles of Association, if adopted by a Special Majority.

14.1.2.
The exercise of the authority of the Board of Directors, if resolved by a Special Majority that the Board of Directors is incapable of exercising its authority, and that the exercise of any of its authority is essential to the orderly management of the Company.

14.1.3.
The appointment or reappointment of the Company’s auditor, the termination or non-renewal of his service, and to the extent required by Law and not delegated to the Board of Directors, the determination of his fee.

14.1.4.	The appointment of Directors, including external Directors.

14.1.5.
To the extent required by the provisions of Section 255 of the Companies Law, the approval of actions and transactions with interested parties and also the approval of an action or a transaction of an ~~o~~Office Holder which might constitute a breach of the duty of loyalty.

14.1.6.	Changes in the share capital of the Company, if adopted by a Special Majority as set forth in Article 13 above.

14.1.7.	A merger of the Company, as defined in the Companies Law.

14.1.8.	Changes in the objectives of the Company as set forth in Article 4 above, if adopted by a Special Majority.

14.1.9.	Changes in the name of the Company, if adopted by a Special Majority.

14.1.10.	Liquidation, if adopted by a Special Majority.

14.1.11.	Settlements or Arrangements pursuant to Section ~~233~~350 of the Companies ~~Ordinance~~Law.

14.1.12.	Any other matters which applicable Law requires to be dealt with at General Meetings of the Company.

14.2.	The authority of the General Meeting to transfer authorities between corporate organs.

The General Meeting, by a Special Majority, may assume the authority which is given to another corporate organ, and may transfer the authority which is given to the General Manager to the Board of Directors.

The taking or transferring of authorities, as aforesaid, shall be with regard to a specific issue or for a specific period of time not exceeding the required period of time under the circumstances, all as stated in the resolution of the General Meeting.

15.	Kinds of General Meetings

15.1.	Annual Meetings

A General Meeting shall be convened at least once a year, within fifteen months of the last general meeting. The meeting shall be held at the registered offices of the Company, unless otherwise determined by the Board of Directors. These General Meetings shall be referred to as “Annual Meetings”.

15.1.1.	An Annual Meeting shall be convened to discuss the following:

(One)	The Financial Statements and the Report of the Board of Directors, as of December 31st of the calendar year preceding the year of the annual meeting.

(Two)	The Report of the Board of Directors with respect to the fee paid to the Company’s auditor.

15.1.2.	The Annual Meeting shall be convened to also adopt resolutions on the following matters:

(One)	The appointment of Directors and the termination of their office in accordance with Article 23 below.

(Two)	The appointment of an auditor or the renewal of his office, subject to the provisions of Article 29 below.

15.1.3.	The Annual Meeting may discuss, and decide upon, any additional matter on the agenda of such meeting.

15.2.	Extraordinary Meetings

General Meetings of the Shareholders of the Company which are not convened in accordance with the provisions of Article 15.1 above, shall be referred to as “Extraordinary Meetings”. An Extraordinary Meeting shall discuss, and decide upon, any matter  (other than those referred to in Article 15.1.1 or 15.1.2),  for which the Extraordinary Meeting was convened.

15.3.	Class Meetings

The provisions of these Articles of Association with respect to General Meetings shall apply, mutatis mutandis, to meetings of a class of Shareholders of the Company.

16.	The Holding of General Meetings

16.1.	The Convening of the Annual Meeting

The Board of Directors shall convene Annual Meetings in accordance with the provisions of Article 15.1 above.

16.2.	The Convening of an Extraordinary Meeting

The Board of Directors may convene an Extraordinary Meeting, as it decides, provided, however, that it shall be obligated to convene an Extraordinary Meeting upon the demand of one of the following:

16.2.1.	Any two Directors or a quarter of the Directors, whichever is lower; or

16.2.2.	any one or more Shareholders, holding alone or together at least 4.99% of the issued share capital of the Company.

16.3.	Date of Convening an Extraordinary Meeting Upon Demand

The Board of Directors, which is required to convene a general meeting in accordance with Article 16.2 above shall announce the convening of the General Meeting within twenty-one (21) days from the receipt of a demand in that respect, and the date fixed for the meeting shall not be more than thirty-five (35) days from the publication date of the announcement of the General Meeting.

In the event that the Board of Directors shall not have convened an Extraordinary Meeting, as required in this Article, those demanding its convening or half of the Shareholders which demand it subject to Article 16.2.2, are entitled to convene the meeting themselves, so long as it is convened within three months from the date on which the demand was filed, and it shall be convened, inasmuch as possible, in the same manner by which meetings are convened by the Board of Directors. In the event that a General Meeting is convened as aforesaid, the Company shall bear the reasonable costs and expenses incurred by those demanding it.

16.4.	Notice of Convening a General Meeting

Notice of a General Meeting shall be sent to each registered Shareholder in the Shareholders Register of the Company as of the Record Date set by the Board of Directors for that meeting, ~~within~~ no later than five (5) days after that Record Date, unless a different notice time is required by Law and cannot be altered or waived in the Company’s Articles of Association.

A General Meeting may be convened following a shorter notice period, if the written consent of all the Shareholders who are entitled at such time to receive notices has been obtained. A waiver by a Shareholder can also be made in writing after the fact and even after the convening of the General Meeting.

16.5.	Contents of the Notice

Subject to the provisions of any Law, a notice with respect to a general meeting shall specify the agenda of the meeting, the location, the proposed resolutions and also the arrangements for voting by means of a ~~d~~Deed of ~~voting~~Vote or a ~~d~~Deed of ~~a~~Authorization, and the requirements of Article 10A.2.1.

Any notice to be sent to the Shareholders registered in the Shareholders Register shall also include a draft of the proposed resolutions or a concise description of their particulars.

17.	The Agenda of General Meetings

17.1.
The agenda of the General Meeting shall be determined by the Board of Directors and shall also include issues for which an Extraordinary Meeting is being convened in accordance with Article 15.2 above, or demanded in accordance with Article 17.2 below.

17.2.
One or more Shareholders holding alone or in the aggregate, ~~4.99%~~one percent or more of the share capital of the Company may request that the Board of Directors include an issue on the agenda of a general meeting to be convened in the future. The Board of Directors shall incorporate such issue on the agenda of such a future general meeting, provided that the Board of Directors determines, in its discretion, such issue is suitable to be discussed in the General Meeting of the Company.

17.3.	The General Meeting shall only adopt resolutions on issues which are on its agenda.

17.4.
So long as it is not otherwise prescribed by Law, the General Meeting is entitled to accept or reject a proposed resolution which is on the agenda of the General Meeting, the draft or concise description of the particulars of which were published by the Company, including slight alterations, however, it is not entitled to take a resolution, which is materially different than the proposed resolution.

18.	Discussions in General Meetings

18.1.	Quorum

No discussion shall be held in the General Meeting unless a lawful quorum is present.  Subject to the requirements of the applicable Law in force at the time these Articles of Association come into force, the ~~rules of the~~ Nasdaq Corporate Governance Rules ~~National Market, the London Stock Exchange~~ and any other exchange on which the Company’s securities are or may become quoted or listed, and the provisions of these Articles, any two Shareholders, present by themselves or by means of a proxy, or who have delivered to the Company a Deed of Voting indicating their manner of voting, and who hold or represent at least one-third of the voting rights in the Company shall constitute a lawful quorum. A Shareholder or his proxy, who may also serve as a proxy for other Shareholders, shall be regarded as two Shareholders or more, in accordance with the number of Shareholders he is representing.

18.2.	Deferral of the General Meeting in the Absence of Lawful Quorum

In the event that a legal quorum is not present after the lapsing of 30 minutes from the time specified in the convening notice for the commencement of the meeting, the meeting may be adjourned to the same day of the following week (or the first business day thereafter) at the same time and venue, or to another time and venue, as determined by the Board of Directors in a notice to the Shareholders, and the adjourned meeting shall discuss the same issues for which the original meeting was convened. If at the adjourned meeting, a legal quorum is not present after the lapsing of 30 minutes from ~~at~~ the time specified for the commencement of the meeting, then and in such event one or more Shareholders holding or representing in the aggregate at least 10% of the voting rights in the Company, shall be deemed to form a proper quorum,  ~~subject to the provisions of~~  except as specified in Section 79(b) of the Companies Law.

18.3.	The Chairman of the General Meeting

The chairman of the Board of Directors (if appointed) shall preside at each General Meeting. In the absence of the chairman, or if he fails to appear at the meeting within 15 minutes after the time fixed for the meeting, the Shareholders present at the meeting shall choose any one of the Directors of the Company as the chairman, and if there is no Director present at the meeting, one of the Shareholders shall be chosen to preside over the meeting. The chairman shall not have an additional vote or casting vote.

18.4.	Adjourned Meeting

18.4.1.
Upon adoption of a resolution at a General Meeting at which a lawful quorum is present, the chairman may, and upon demand of the General Meeting shall, adjourn the General Meeting, the discussion or the adoption of a resolution on an issue detailed on the Agenda, from time to time and from venue to venue, as the meeting may decide (for the purpose of this Article: an “Adjourned Meeting”).

18.4.2.
In the event that a meeting is adjourned for more than twenty one ~~fourteen~~ days ~~or more~~, a notice of the Adjourned Meeting shall be given in the same manner as the notice of the original meeting. With the exception of the aforesaid, a Shareholder shall not be entitled to receive notice of an Adjourned Meeting or of the issues which are to be discussed in the Adjourned Meeting. The Adjourned Meeting shall only discuss issues that ~~could have been discussed~~ were on the Agenda ~~at~~ of the General Meeting which was adjourned with respect to which no resolution was adopted. The provisions of Articles 17.1, 17.2 and 17.3 of the Articles of Association shall apply to an Adjourned Meeting.

19.	Voting of the Shareholders

19.1.	Resolutions

In any General Meeting, a proposed resolution shall be adopted if it receives an Ordinary Majority, or any other majority of votes set by Law or in accordance with these Articles of Association. For the avoidance of doubt, any proposed resolution requiring a Special Majority under the Companies Ordinance shall continue to require the same Special Majority even after the effective date of the Companies Law.

In the event of a tie vote, the resolution shall be deemed rejected.

19.2.	Checking Majority

19.2.1.
The checking of the majority shall be carried out by means of a count of votes, at which each Shareholder shall be entitled to vote in each case in accordance with rights fixed for such Shares, subject to Articles 10A above and Article 44 below. A Shareholder shall be entitled to a single vote for each share he holds which is fully paid or that Calls of Payment in respect of which was fully paid.

19.2.2.	The announcement of the chairman that a resolution in the General Meeting was adopted or rejected, whether unanimously or with a specific majority, shall be regarded as prima facie evidence thereof.

19.3.	Written Resolutions

Subject to the provisions of applicable Law, a written resolution signed by all of the Shareholders of the Company holding Shares which entitle their holders to participate in General Meetings of the Company and vote therein, or of the same class of Shares to which the resolution refers, as the case may be, shall be regarded as a valid resolution for all purposes, and as a resolution adopted at a General Meeting of the Company or at a class meeting of the relevant class of Shares, as the case may be, which was properly summoned and convened, for the purpose of adopting such a resolution.

Such a resolution could be stated in several copies of the same document, each of them signed by one Shareholder or by several Shareholders.

19.4.	Record Date For Participation and Voting

The Record Date shall be set by the Board of Directors, or by a person or persons authorized by the Board of Directors, in accordance with applicable Law.

19.5.	A Right to Participate and Vote

A Shareholder shall not be entitled to participate and vote in any General Meeting or to be counted among those present, so long as (i) he owes the Company a payment which was called for the Shares held by him, unless the allotment conditions of the Shares provide otherwise, and/or (ii) his holdings are registered in the Shareholder Register together with a notation that such holdings have been classified as Exceptional Holdings, as defined in Article 10A or Affected Shares, as defined in Article 44.

19.6.	Personal Interest in Resolutions

A Shareholder seeking to vote with respect to a resolution which requires that the majority for its adoption include at least a ~~third~~ specified majority of the votes of all those not having a personal interest (as defined in the Companies Law) in the resolution shall notify the registered office of the Company at least seventy two hours ~~two business days~~ prior to the time ~~date~~of the General Meeting, whether he has a personal interest in the resolution or not, as a condition for his right to vote and be counted with respect to such resolution.

A Shareholder voting on a resolution, as aforesaid, by means of a Deed of Vote, may include his notice with regard to his personal interest on the Deed of Vote.

19.7.	The Disqualification of Deeds of Vote

Subject to the provisions of applicable Law, the corporate secretary of the Company may, in his discretion, disqualify Deeds of Vote and Deeds of Authorization and so notify the Shareholder registered in the Shareholders Register who submitted a Deed of Vote or Deeds of Authorization in the following cases:

19.7.1.	If there is a reasonable suspicion that they are forged;

19.7.2.	If there is a reasonable suspicion that they are falsified, or given with respect to Shares for which one or more Deeds of Vote or ~~d~~Deeds of ~~a~~Authorization have been given and not withdrawn; or

19.7.3.
If there is no note on the Deed of Vote or Deed of Authorization as to whether or not his holding in the Company or his vote require the consent of the Minister of Communications pursuant to Sections 21 and 23 to the License.

19.7.4.	With respect to Deeds of Vote:

(One)	If more than one choice is marked for the same resolution; or

(Two)
With respect to resolutions which require that the majority for their adoption includes a ~~third~~ specified majority of the votes of those not having a personal interest in the approval of the resolution, where it was not marked whether the relevant Shareholder has a personal interest or not, as aforesaid.

Any Shareholder registered in the Shareholders Register shall be entitled to appeal on any such disqualification to the Board of Directors at least one business day prior to the relevant General Meeting.

19.8.	The Voting of a Person without Legal Capacity

A person without legal capacity is entitled to vote only by means of a trustee or a legal custodian.

19.9.	The Voting of Joint Holders of a Share

Where two or more Shareholders registered in the Shareholders Register are registered joint holders of a Share, only the first named joint holder shall vote, without taking into account the other registered joint holders of the Share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

19.10.	Minutes of the General Meeting

The chairman of the General Meeting shall cause that the minutes of each General Meeting shall be properly maintained and shall include the following:

19.10.1.	The name of each Shareholder registered in the Shareholders Register present in person, by Deed of Vote or by proxy and the number of Shares held or represented by him;

19.10.2.	The principal issues of the discussion, all the resolutions which were adopted or rejected at the General Meeting, and if adopted – according to what majority.

20.	The Appointment of a Proxy

20.1.	Voting by Means of a Proxy

A Shareholder registered in the Shareholder Register is entitled to appoint by deed of authorization ("Deed of Authorization") a proxy to participate and vote in his stead, whether at a certain General Meeting or generally at General Meetings of the Company, whether personally or by means of a Deed of Vote, so long as the ~~d~~Deed of ~~a~~Authorization with respect to the appointment of the proxy was delivered to the Company at least seventy two hours ~~two business days~~ prior to the time ~~date~~ of the General Meeting.

In the event that the ~~d~~Deed of ~~a~~Authorization is not limited to a certain General Meeting, then the ~~d~~Deed of ~~a~~Authorization, which was deposited prior to a certain General Meeting, shall also be good for other General Meetings thereafter. This Article 20 shall also apply to a Shareholder which is a corporation, appointing a person to participate and vote in a General Meeting in its stead. A proxy is not required to be a Shareholder of the Company.

20.2.	The Draft of the Deed of Authorization

The ~~d~~Deed of ~~a~~Authorization shall be signed by the Shareholder and shall be in or substantially in the form specified below or any such other form acceptable to the Board of Directors of the Company. The corporate secretary, in his discretion, may accept a ~~d~~Deed of ~~a~~Authorization differing from that set forth below provided the changes are immaterial.

Without limiting the generality of the foregoing, the Company may send to the Shareholders prior to any General Meeting, a form of Deed of Authorization (approved by the corporate secretary) enabling shareholders to authorize specified persons to vote on the issues on the Agenda of such Meeting in accordance with the shareholders’ instructions.

The corporate secretary shall only accept either an original ~~d~~Deed of ~~a~~Authorization, or a copy of the ~~d~~Deed of ~~a~~Authorization which is certified by a lawyer having an Israeli license or a notary.

Deed  of Authorization

Date: ________

To:	Partner Communications Company Ltd.
Attn.:	Corporate Secretary

Re: [Annual/Extraordinary] General Meeting of the Company
to be Held On __________________

I, the undersigned _________________, Identification No. / Registration No. _____________, of ________________, being the registered holder of ________1 Shares [Ordinary Shares having a par value of NIS 0.01, each], hereby authorize ___________, Identification No. ___________ 2 and/or ___________, Identification No. ___________ and/or ___________, Identification No. ___________ to participate and vote in my stead and on my behalf at the referenced meeting and in any adjournment of the referenced meeting of the Company / at any General Meeting of the Company, until I shall otherwise notify you.

1 A shareholder is entitled to give several ~~d~~Deeds of ~~a~~Authorization, each of which refers to a different quantity of Shares of the Company held by him, so long as he shall not give ~~d~~Deeds of ~~a~~Authorization with respect to an aggregate number of Shares exceeding the total number he holds.
2 In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

I declare and detail in the designated space below whether I have a Personal Interest3 in the pertinent resolution on the agenda: 4

Item No.	Subject of the Resolution	Yes5	No

Regarding the pertinent resolutions, why do I have a “Personal Interest” in the resolution?
______________________________________________________________________________________________________________________________________________________
______________________________________________________________________________________________________________________________________________________

3 The shareholder needs to provide details regarding the nature of the personal interest in the resolution, at the designated space after the table. “Personal Interest” is defined in Section 1 of the Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of said person's relative and of another entity in which said person or said person's relative is an interested party, excluding a personal interest that stems from the fact of holding shares in the company, including, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whetherthe voting discretion is in the voter’s hands or not.
4If an X is not marked in either column, or if an X is marked in the "Yes" column for the pertinent item and the shareholder does not provide details, the authorization (and the vote thereunder) in respect of this item shall be disqualified.
5The shareholder is required to provide details at the designated space below regarding the shareholder’s "Personal Interest" (with respect to the pertinent items).

I declare the following6:

•
I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”).

•
I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

-----------------------
Signature

Date: _____________

                                                                  Name (print):_______________

                                                                              Title:_______________

________________________________________________________________________

20.3.
A vote in accordance with a ~~d~~Deed of ~~a~~Authorization shall be lawful even if prior to it, the appointer died or became incapacitated or bankrupt, or if it is a corporation – was liquidated, or if he cancelled the ~~d~~Deed of ~~a~~Authorization or transferred the Share in respect of which it was given, unless a notice in writing was received at the Office of the Company prior to the meeting with respect to the occurrence of such an event.

21.	Deed of Vote, Voting Via the Internet

21.1.
A Shareholder may vote in a General Meeting by means of a Deed of Vote (ktav hatba’ah) on any issue for which voting by Deed of Vote is required to be offered under applicable Law and on any other issue for which the Board of Directors has approved voting by Deed of Vote, either generally or specifically.  The form of the Deed of Vote shall be set by the corporate secretary or any one so authorized by the Board of Directors and may include additional matters, as determined by the corporate secretary or such authorized person.

6If an X is not marked in either box, or if an X is marked in both boxes, this Deed of Authorization shall be disqualified. In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

21.2.	The Board of Directors may authorize Shareholder voting in a General Meeting via the Internet, subject to any applicable Law.

Chapter Four – The Board of Directors

22.	The Authority of the Board of Directors

22.1.	The authority of the Board of Directors is as specified both in the Law and in the provisions of these Articles of Association.

22.2.	Signature Authority and Powers of Attorney

22.2.1.
The Board of Directors shall determine the person(s) with authority to sign for and on behalf of the Company with respect to various issues. The signature of such person(s), appointed from time to time by the Board of Directors, whether generally or for a specific issue, whether alone or together with others, or together with the seal or the stamp of the Company or its printed name, shall bind the Company, subject to the terms and conditions set by the Board of Directors.

22.2.2.	The Board of Directors may set separate signature authorities with respect to different issues and different amounts.

22.2.3.
The Board of Directors may, from time to time, authorize any person to be the representative of the Company with respect to those objectives and subject to those conditions and for that time period, as the Board of Directors deems fit. The Board of Directors may also grant any representative the authority to delegate any or all of the authorities, powers and discretion given to the Board of Directors.

22.3.	The Registered Office of the Company The Board of Directors shall fix the location of the Office of the Company.

23.	The Appointment of Directors and the Termination of Their Office

23.1.	The Number of Directors

The number of Directors in the Company shall not be less than seven (7) or more than seventeen (17).

23.2.	The Identity of a Director

23.2.1.	A member of the Board of Directors may hold another position with the Company.

23.2.2.	Intentionally Deleted

~~23.2.2.~~	~~A corporation may serve as a Director in the Company, subject to the provisions of Article 23.6 below.~~

23.2.3.
~~For as long as any individual or an entity which is an Interested Party in the Company is also an Interested Party in Cellcom (Israel) Ltd. (hereinafter “Cellcom”), such Interested Party or an Office Holder of an Interested Party in Cellcom or an Office Holder of any entity controlled by an Interested Party in Cellcom  (other than Elron Electronic Industries Ltd (“Elron”) or an entity controlled by Elron) will not serve as an Office Holder of the Company, and no Interested Party in Cellcom or any entity controlled by such Interested Party, may appoint more than two Directors to the Board of Directors of the Company.  For the purposes of this Article, the terms “control”, “Interested Party” and “Office Holder” shall bear the same meaning as in, and shall be interpreted in accordance with, the License.~~Without derogating from the other provisions of these Articles of Association, a member of the Board of Directors shall comply with the provisions of Article 45 below.

23.2.4.
The Board of Directors shall include independent and/or external Directors required to comply with the applicable requirements of any Law, the Nasdaq Corporate Governance Rules ~~Stock Market, the London Stock Exchange~~ and any other investment exchange on which the securities of the Company are or may become quoted or listed. The requirements of the Companies Law applicable to an external Director (Dahatz) shall prevail over the provisions of these Articles of Association to the extent these Articles of Associations are inconsistent with the Companies Law, and shall apply to the extent these Articles of Associations are silent.

23.2.5.
At least 10% of the members of the Board of Directors of the Company shall be comprised of Qualified Israeli Directors.  Notwithstanding the above, if the board is comprised of up to 14 members, one Qualified Israeli Director shall be sufficient, and if the board is comprised of between 15 and 24 members, two Qualified Israeli Directors shall be sufficient.

23.2.6.
Notwithstanding any other provision of these Articles, a Qualified Israeli Director shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company’s company ~~S~~secretary of his or her appointment or removal by the Founding Israeli Shareholders holding Minimum Israeli Holding Shares.  For purposes of this section, a notice signed by at least two of the Founding Israeli Shareholders who are the record holders of at least 50% of Minimum Israeli Holding Shares shall be deemed to be sufficient notice on behalf of all holders of Minimum Israeli Holding Shares.

23.3.	The Election of Directors and their Terms of Office

23.3.1.
The Directors shall be elected at each Annual Meeting and shall serve in office until the close of the next Annual Meeting, unless their office becomes vacant earlier in accordance with the provisions of these Articles of Association.  Each Director of the Company shall be elected by an Ordinary Majority at the Annual Meeting; provided, however, that external Directors shall be elected in accordance with applicable law and/or any relevant stock exchange rule applicable to the Company. The elected Directors shall commence their terms from the close of the Annual Meeting at which they are elected, unless a later date is stated in the resolution with respect to their appointment.  Election of Directors shall ~~be~~ not be conducted by separate vote on each candidate, unless so determined by the Board of Directors.

23.3.2.
In each Annual Meeting, the Directors that were elected in the previous Annual Meeting, and thereafter, in any Extraordinary Meeting shall be deemed to have resigned from their office. A resigning Director may be reelected.

23.3.3.
Notwithstanding the other provisions of these Articles of Association and without derogating from Article 23.4, an Extraordinary Meeting of the Company may elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, or to serve as an external Director (Dahatz) or an independent Director and also in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner (excluding an external Director (Dahatz) shall serve in office until the coming Annual Meeting, unless his office becomes vacant earlier in accordance with the provisions of these Articles of Association and may be reelected.

23.3.4.
An elected external Director (Dahatz) shall commence his term from the close of the General Meeting at which he is elected, unless a later date is stated in the resolution with respect to his appointment, and shall serve for the period in accordance with the provisions of the Companies Law, notwithstanding Article 23.3 above, unless his office becomes vacant earlier in accordance with the provisions of the Companies Law. A General Meeting may reelect an external Director (Dahatz) for additional term(s) as permitted by the Companies Law and the Companies Regulations.

23.4.	The election of Directors by the Board of Directors

The Board of Directors shall have the right, at all times, upon approval of at least a simple majority of the Directors of the Company, to elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner shall serve in office until the coming Annual Meeting and may be reelected.

23.5.	Alternate Director

Any Director may, from time to time, appoint for himself an alternate Director (hereinafter: the “Alternate Director”), dismiss such Alternate Director and also appoint another Alternate Director instead of any Alternate Director, whose office becomes vacant, due to whatever cause, whether for a certain meeting or generally. Anyone who is not qualified to be appointed as a Director and also anyone serving as a Director or as an existing Alternate Director shall not serve as an Alternate Director.

23.6.	Intentionally Deleted

~~23.6.~~
~~Representatives of a Director that is a Corporation~~

~~A Director that is a corporation shall appoint an individual, qualified to be appointed as a Director in the Company, in order to serve on its behalf, either generally or for a certain meeting, or for a certain period of time and the said corporation may also dismiss that individual and appoint another in his stead (hereinafter: "Representatives of a Director").~~

23.7.	Manner of Appointment or Dismissal of an Alternate Director ~~or a Representative of a Director that is a Corporation~~

Any appointment or dismissal of ~~Representatives of Directors, when such Directors are corporations, or of~~ Alternate Directors, shall be made by means of a notice in writing to the corporate secretary, signed by the appointing or dismissing body and shall become valid upon the date indicated in the appointment or dismissal notice or upon the date of its delivery to the corporate secretary, whichever is the later.

23.8.	Miscellaneous Provisions with Respect to Alternate Directors ~~and Representative of Directors that are Corporation~~

23.8.1.	Intentionally Deleted

~~23.7.1.~~	~~Any person, whether he is a Director or not, may serve as the representative of a Director, and any one person may serve as the representative of several Directors.~~

23.8.2.	Intentionally Deleted

~~23.7.2.~~	~~The Representative of a Director – in addition to his own vote, if he is serving as a Director – shall have a number of votes corresponding to the number of Directors represented by him.~~

~~23.7.3.~~23.8.3.
An Alternate Director ~~and the Representative of a Director~~ shall have all the authority of the Director for whom he is serving as an Alternate Director ~~or a representative~~, with the exception of the authority to vote in meetings at which the Director is present in person.

~~23.7.4.~~23.8.4.
The office of an Alternate Director ~~or a representative of a Director~~ shall automatically become vacant, if the office of the Director for whom he is serving as an Alternate Director ~~or as a representative~~ becomes vacant.

23.9.	Termination of the Term of a Director

The term of a Director shall be terminated in any of the following cases:

~~23.8.1.~~23.9.1.	If he resigns from his office by way of a signed letter, filed with the corporate secretary at the Company’s Office;

~~23.8.2.~~23.9.2.	If he is declared bankrupt or if he reaches a settlement with his creditors within the framework of bankruptcy procedures;

23.9.3.	If he is declared by an appropriate court to be incapacitated or convicted out of Israel as stated in Section 233(2) of the Companies Law;

~~23.8.3.~~ 23.9.4.	Upon his death; ~~and, in the event of a corporation, if a resolution has been adopted for its voluntary liquidation or a liquidation order has been issued to it;~~

~~23.8.4.23.9.5.~~	If he is removed from his office by way of a resolution, adopted by the General Meeting of the Company, even prior to the completion of his term of office;

23.9.6.	 ~~he is convicted~~ At the time of giving notice of conviction of a crime, as stated in Section 232 of the Companies Law;

~~23.8.5.~~ 23.9.7.	If his term is terminated by the Board of Directors in accordance with the provisions of Section 231 of the Companies Law; ~~or~~

~~23.8.6.~~23.9.8.
If his term is terminated by the Board of Directors in case the Board of Directors concludes that the office of such Director is in violation to the provisions of the License or any other telecommunications license granted to the Company or to any of its subsidiaries or to any other entity it controls;

23.9.9.	At the time of giving notice of imposition of enforcement measures pursuant to section 232A of the Companies Law; or

~~23.8.7.~~ 23.9.10.	At the time of giving notice pursuant to section 227A or 245A of the Companies Law.

~~23.9.~~	23.10.	The Implications on the Board of Directors of the Termination of the Term of a Director.

In the event that an office of a Director becomes vacant, the remaining Directors are entitled to continue operating, so long as their number has not decreased below the minimum number of Directors set forth in Article 23.1.

In the event that the number of Directors decreased below that minimum number, the remaining Directors shall be entitled to act solely for the convening of a General Meeting of the Company for the purpose of electing additional Directors to the Board of Directors.

~~23.10.~~	23.11.	Compensation of Members of the Board of Directors

Members of the Board of Directors who do not hold other positions in the Company and who are not external Directors shall not receive any compensation from the Company, unless such compensation is approved by the General Meeting and according to the amount determined by the General Meeting, subject to the provisions of the Law.

The compensation of the Directors may be fixed, as an all-inclusive payment or as payment for participation in meetings or in any combination thereof.

The Company may reimburse expenses incurred by a Director in connection with the performance of his office, to the extent provided in a resolution of the Board of Directors.

24.	Actions of Directors

24.1.	Convening Meetings of the Board of Directors

24.1.1.	The chairman of the Board of Directors may convene a meeting of the Board of Directors at any time.

24.1.2.
The chairman of the Board of Directors shall convene a meeting of the Board of Directors at least four times a year, in a manner allowing the Company to fulfill the provisions of the Law with respect to the publication of Financial Statements and reporting to the public.

24.1.3.
The chairman of the Board of Directors shall convene a meeting of the Board of Directors on a specific issue if requested by at least two Directors or one Director, if he is an external Director, within no more than 14 days from the date of the request.

24.1.4.
The chairman of the Board of Directors shall act forthwith for the convening of a meeting of the Board of Directors, within 14 days from the time that a Director in the Company has informed him of a matter related to the Company in which there is an apparent violation of the Law or a breach of proper management of the business, or from the time that the auditor of the Company has reported to him that he had become aware of material flaws in the accounting oversight of the Company.

24.1.5.
In the event that a notice or a report of the General Manager requires an action of the Board of Directors, the chairman of the Board of Directors shall forthwith convene a meeting of the Board of Directors, which should be held within 14 days from the date of the notice or the report.

24.2.	Convening of a Meeting of the Board of Directors

24.2.1.
Any notice with respect to a meeting of the Board of Directors may be given in writing, so long as the notice is given a reasonable time ~~at least 14 days~~ prior to the date fixed for the meeting, unless ~~all~~  a majority of the members of the Board of Directors or their Alternate Directors ~~or their representative~~ agree on a shorter time period or, in urgent matters, that no notice will be given. A notice, as stated, shall be delivered in writing or transmitted via facsimile or E-mail or through another means of communication, to the address or facsimile number or to the E-mail address or to an address where messages can be delivered through other means of communication, as the case may be, as the Director informed the corporate secretary, upon his appointment, or by means of a written notice to the corporate secretary thereafter.

A notice, which was delivered or transmitted, as provided in this Article, shall be deemed to be personally delivered to the Director on its delivery date.

24.2.2.
In the event that a Director appointed an Alternate Director ~~or a representative~~ , the notice shall be delivered to the Alternate Director ~~or the representative~~, unless the Director instructed that the notice should be delivered to him as well.

24.2.3.
The notice shall include the venue, date and time of the meeting of the Board of Directors, arrangements with respect to the manner of management of the meeting (in cases where telecommunications are used), the details of the issues on its agenda and any other material that the chairman of the Board of Directors requests be attached to the summoning notice with respect to the meeting.

24.3.	The Agenda of Meetings of Board of Directors

The agenda of meetings of the Board of Directors shall be determined by the chairman of the Board of Directors and shall include the following issues:

24.3.1.	Issues determined by the chairman of the Board of Directors.

24.3.2.	Issues for which the meeting is convened in accordance with Article 24.1 above.

24.3.3.	Any issue requested by a Director or by the General Manager within a reasonable time prior to the date of the meeting of the Board of Directors (taking into account the nature of the issue).

24.4.	Quorum

The quorum for meetings of the Board of Directors shall be a majority of the Directors, which must include one external Director.

24.5.	Conducting a Meeting Through Means of Communication

The Board of Directors may conduct a meeting of the Board of Directors through the use of any means of communications, provided all of the participating Directors can hear each other simultaneously.

24.6.	Voting in the Board of Directors

Subject to ~~Article 23.4 and~~ Article 44, ~~I~~issues presented at meetings of the Board of Directors shall be decided upon by a majority of the votes of the Directors present (or participating, in the case of a vote through a permitted means of communications) and voting, subject to the provisions of Article 23.8 above, with respect to Alternate Directors~~. and representatives of Directors that are corporations.~~

Each Director shall have a single vote.

24.7.	Written Resolutions

A written resolution signed by all the Directors shall be deemed as a resolution lawfully adopted at a meeting of the Board of Directors. Such a resolution may be made in several copies of the same Document, each of them signed by one Director or by several Directors. Such a resolution may be adopted by signature of only a portion of the Directors, if all of the Directors who have not signed the resolution were not entitled to participate in the discussion and to vote on such resolution in accordance with any Law whatsoever, so long as they confirm in writing that they are aware of the intention to adopt such a resolution.

24.8.	Resolutions Approved by Means of Communications

A resolution approved by use of a means of communications by the Directors shall be deemed to be a resolution lawfully adopted at a meeting of the Board of Directors, and the provisions of Article 24.6 above shall apply to the said resolution.

24.9.	The Validity of Actions of the Directors

All actions taken in good faith in a meeting of the Board of Directors or by a committee of the Board of Directors or by any person acting as a Director shall be valid, even if it subsequently transpires that there was a flaw in the appointment of such a Director or person acting as such, or if any of them were disqualified, as if any such person was lawfully appointed and was qualified to serve as a Director.

24.10.	Minutes of Meetings of the Board of Directors

The chairman of the Board of Directors shall cause that the minutes of meetings of the Board of Directors shall be properly maintained and shall include the following:

24.10.1.	Names of those present and participating at each meeting.

24.10.2.	All the resolutions and particulars of the discussion of said meetings.

Any such minutes signed by the chairman of the Board of Directors presiding over that meeting or by the chairman of the Board of Directors at the following meeting, shall be viewed as prima facie evidence of the issues recorded in the minutes.

25.	Committees of the Board of Directors

25.1.
Subject to the provisions of the Companies Law, the Board of Directors may delegate its authorities or any part of them to committees, as they deem fit, and they may from time to time cancel the delegation of such an authority. Any such committee, while utilizing an authority as stated, is obligated to fulfill all of the instructions given to it from time to time by the Board of Directors.

25.2.
Subject to the provisions of the Companies Law, each committee of the Board of Directors shall consist of at least two Directors, and it may include members who are not Directors, with the exception of the audit committee which shall consist of at least three (3) Directors, ~~and~~ including all of the external Directors of the Company ~~shall be members~~, ~~of it~~ and the majority of ~~the~~ members who are ~~shall be~~ independent Directors ("bilti taluy") as defined in the Companies Law.

25.3.
The provisions with respect to meetings of the Board of Directors shall apply to the meetings and discussions of each committee of the Board of Directors, with the appropriate changes, provided that no other terms are set by the Board of Directors in this matter, and provided that the lawful quorum for the meetings of the committee, as stated, shall be at least a majority of the members of the committee, unless otherwise required by Law. The lawful quorum for meetings of the audit committee shall be at least a majority of the members of the committee, provided, that the majority of the present Directors are independent Directors and at least one of them is an external Director.

25.4.
Decisions or recommendations of a committee of the Board of Directors that require approval of the Board of Directors, will be brought to the attention of the Directors a reasonable time before the Board of Directors' discussion.

25A.        Committee for Security Matters

25A.1.
Notwithstanding any other provision in these Articles, the Board of Directors shall appoint from among its members who have security clearance and security compatibility to be determined by the General Security Service (“Directors with Clearance”) a committee to be designated the “Committee for Security Matters”.  The members of the Committee for Security Matters shall include at least four (4) Directors with Clearance including at least one external ~~d~~Director.  Subject to section 25A.2 below, security matters shall be considered only in the context of the Committee for Security Matters.  Any decision of, or action by the Committee for Security Matters shall have the same effect as if it had been made or taken by the Board of Directors.  The Board of Directors shall consider a security matter only if required pursuant to section 25A.2 below, and subject to the terms of that section.  For purposes of this section 25A, “security matters” shall be defined in the same manner as defined in the Bezeq Order (Determination of Essential Service Provided by Bezeq-The Israeli Telecommunications Company Ltd.), 1997, as of March 9, 2005.

25A.2.
Security matters which the audit committee or ~~b~~Board of ~~d~~Directors shall be required to consider in accordance with the mandatory rules of the Companies Law or other Law applicable to the Company, shall be considered to the extent necessary only by Directors with Clearance.  Other Directors shall not be entitled to participate in meetings of the audit committee or ~~b~~Board of ~~d~~Directors dealing with security matters, or to receive information or documents related to these matters. A quorum for these meetings shall include only Directors with Clearance.

25A.3.
Any ~~director or o~~Office Holder of the Company who would otherwise be required to receive information or participate in meetings by virtue of his or her position or these Articles or any Law, but who is prevented from doing so by the provisions of this Article 25A, will be released from any liability for any claim of breach of duty of care to the Company which results from her or his inability to receive information or participate in meetings, and the Company shall indemnify any such Office Holder ~~director~~ or other officers and hold her or him harmless to the maximum extent permitted by law for any injury or damage she or he incurs as a result of the inability to receive such information or participate in such meetings.

25A.4.
The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to any other corporate body in the Company with respect to security matters.

25A.5.
(1)            The Minister of Communications shall be entitled to appoint an observer (the “Security Observer”) to all meetings of the ~~b~~Board of ~~d~~Directors and its committees. The Security Observer shall have the security clearance and security compatibility to be determined by the General Security Service.

 (2)            The Security Observer shall be an employee of the State of Israel qualified to serve as a director pursuant to Chapter C of the Government Companies Law, 1975.

 (3)            In addition to any other obligations under Law, the Security Observer shall be bound to preserve the confidentiality of information relating to the Company, except as required to fulfill his responsibilities as an observer.  The Security Observer will not act as an observer or in any other position at a competitor of the Company, and will avoid a conflict between his position as an observer and the interests of the Company.  The Security Observer shall undertake not to serve as an observer or officer or director, and not serve in any other capacity or be employed, directly or indirectly, by any entity competing with the Company or in a position of conflict of interest with the Company during the period of his service as the Security Observer and for two years after termination of such period.

(4)            Notices of meetings of the ~~b~~Board of ~~d~~Directors and its committees, including of the Committee for Security Matters, shall be delivered to the Security Observer, and he shall be entitled to participate in each such meeting.

(5)            The Security Observer shall have the same right to obtain information from the Company as that of a Director.  If the Company believes that specific information requested is commercially sensitive and not required by the Security Observer for fulfillment of his duties, the Company may delay delivery of the information upon notice to the Security Observer.  If the Security Observer still believes the information is needed for his duties, the matter shall be brought for decision to the head of the General Security Service.

 (6)            If the Security Observer believes that the Company has made a decision, or is about to make a decision, in a security matter, which conflicts with a provision of the License or section 13 of the Communications Law (Telecommunications and Broadcasting), 1982 or section 11 of the General Security Service Law, 2002, he shall promptly notify the Company in writing.  Said notice shall be delivered to the chairman of the ~~b~~Board of ~~d~~Directors and chairman of the Committee for Security Matters and shall provide an appropriate defined period of time, in light of the circumstances, in which the Company shall be required to correct the violation or change the decision, to the extent possible.

25B.         Approval of Certain Related Party Transactions

A transaction of the type described in Section 270(1) of the Companies Law; i.e.,~~.~~a transaction with ~~directors or o~~ an Office Holder~~s~~ or a transaction in which an ~~o~~ Office Holder ~~or a director~~ has a personal interest (as specified in Section 270(1)), provided that such transactions are in the Company's ordinary course of business, are on market terms and are not likely to substantially influence the profitability of the Company, its assets or its liabilities, may be approved by the audit committee, without the need for Board of Director's approval, or by the Board of Directors, subject to any applicable Law and any relevant stock exchange rule applicable to the Company.

26.	Chairman of the Board of Directors

26.1.	Appointment

26.1.1.	The Board of Directors shall choose one of its members to serve as the chairman of the Board of Directors, and shall set in the appointing resolution the term for his service.

26.1.2.
The chairman of the Board of Directors shall serve until the earlier of (i) the date or time~~Unless otherwise~~ provided in the appointing resolution~~,~~ ; (ii) election of a substitute chairman by the Board of Directors; (iii)_resignation of the chairman from his position as chairman; or (iv) cessation of the chairman’s service as a Director. ~~be chosen each and every calendar year at the first meeting of the Board of Directors held after the General Meeting in which Directors were appointed to the Company.~~

26.1.3.
In the event that the chairman of the Board of Directors ceases to serve as chairman~~a Director in the Company,~~ the Board of Directors in its first meeting held thereafter shall choose one of its members to serve as a new chairman ~~who will serve in his position for the term set in the appointing resolution, and if no period is set, until the appointment of a chairman, as provided in this Article~~.

26.1.4.	In the event that the chairman of the Board of Directors is absent from a meeting, the Board of Directors shall choose one of the Directors present to preside at the meeting.

26.2.	Authority

26.2.1.	The chairman of the Board of Directors shall preside over meetings of the Board of Directors.

26.2.2.	In the event of a deadlock vote, the chairman of the Board of Directors shall not have an additional or casting vote.

26.2.3.
The chairman of the Board of Directors is entitled,  at all times, at his initiative or pursuant to a resolution of the Board of Directors, to require reports from the General Manager in matters pertaining to the business affairs of the Company.

26.3.	Reservations with Regard to Actions of the Chairman of the Board of Directors

26.3.1.	The chairman of the Board of Directors or his Relative shall not serve as the General Manager of the Company, unless he is appointed in accordance with the provisions of Article 27.2 below.

26.3.2.	The chairman of the Board of Directors shall not serve as a member of the audit committee.

26.3.3.
A subordinate to the General Manager, directly or indirectly, shall not serve as chairman of the Board of Directors. A director in a company controlled by the Company may serve as chairman of the Board of Directors.

26.3.4.
Powers of the General Manager shall not be granted to the chairman of the Board of Directors or his Relative, except in accordance with the provisions of Article 27.2 below. The chairman of the Board of Directors shall not be granted powers granted to those who are subordinated to the General Manager, directly or indirectly.

26.3.5.
The chairman of the Board of Directors shall not serve in another position in the Company or in a company controlled by it, but may serve as chairman of the Board of Directors or a director of a company controlled by the Company.

Chapter Five – Office Holders who are not Directors, and the Auditor

27.	The General Manager

27.1.	The Appointment and Dismissal of the General Manager

27.1.1.	The Board of Directors shall appoint a General Manager for a fixed period of time or for an indefinite period of time. The Board of Directors may appoint more than one General Manager.

27.1.2.
The compensation and employment conditions of the General Manager shall ~~be determined by the Board of Directors in any manner it deems fit. Where the compensation of the General Manager is regarded by the Board of Directors in accordance with the Company Law as an “exceptional transaction” and also in cases of the granting of a release, insurance, liability for indemnification or indemnification given by a permit, said compensation~~ require~~s~~ the prior approval of the audit committee and the Board of Directors~~.~~, unless otherwise permitted by the Companies Law.

27.1.3.	The Board of Directors may from time to time remove the General Manager from his office or dismiss the General Manager and appoint another or others in his stead.

27.2.	The Chairman of the Board of Directors as the General Manager

27.2.1.
The General Meeting of the Company is entitled to authorize the chairman of the Board of Directors or his Relative to fulfill the position of the General Manager ~~and~~or to exercise his authority and to ~~,~~authorize the General Manager or his Relative to fulfill the position of the chairman of the Board of Directors or to exercise his authority, so long as one of the following exists:

27.2.1.1.
 ~~t~~The majority of the votes in the General Meeting adopting such a resolution include at least two thirds of the votes of Shareholders present and entitled to vote at the meeting who are not either the ~~c~~Controlling ~~Shareholders~~ Parties in ~~of~~ the Company as defined in the Companies Law or anyone haveing a Personal Interest (as defined in the Companies Law) in the approval of the resolution, who participate in the vote~~or representatives of any of them~~. “Abstain” votes shall not be taken into account in the counting of the votes of the Shareholders

27.2.1.2.	The total opposition votes from the Shareholders referred to in Article 27.2.1.1 above do not exceed two percent of the entire voting rights in the Company.

27.2.2.
The validity of a resolution provided in Article 27.2.1 above is restricted to ~~a maximum~~ periods, each not exceeding~~of~~ three years, from the date of the adoption of the resolution by the General Meeting. In the event that no period was set in the resolution, the period shall be deemed to be for three years. Prior to the completion of the three year period, as aforesaid, and even after the end of this period, the General Meeting is entitled to extend the validity of such resolution.

27.2.3.	A resolution, as stated, may relate to the authority of the chairman of the Board of Directors, generally, or to a specific person who is serving as the chairman of the Board of Directors.

27.3.	The Authority of the General Manager and Subordination to the Board of Directors

27.3.1.	The General Manager is responsible for the day-to-day management of the affairs of the Company within the framework of the policy set by the Board of Directors and subject to its instructions.

The General Manager shall have all administrative and operational authority which were not conferred by Law or pursuant to these Articles of Association to any other corporate organ of the Company, and he shall be under the supervision of the Board of Directors and subject to its instructions.

The General Manager shall appoint and dismiss ~~o~~Office Holders of the Company, with the exception of Directors, and he shall also determine the terms of their employment subject to the prior approval of the audit committee ~~unless otherwise resolved by the~~ and the Board of Directors, unless otherwise permitted by the Companies Law and provided, however, that the appointment and dismissal of senior managers of the Company shall require consultation with and approval by the Board of Directors.

27.3.2.
The Board of Directors may instruct the General Manager on how to act with respect to a certain issue. If the General Manager fails to fulfill the instruction, the Board of Directors may exercise the required authority in order to act in the place of the General Manager.

The Board of Directors may assume the authority granted to the General Manager, either with respect to a certain issue or for a certain period of time.

27.3.3.	In the event that the General Manager is unable to exercise his authority, the Board of Directors may exercise such authority in his stead, or authorize another to exercise such authority.

27.4.	Reporting Duties of the General Manager

The General Manager is obligated to notify the chairman of the Board of Directors of any exceptional matter which is material to the Company, or of any material deviation by the Company from the policy set by the Board of Directors. In the event that the Company shall be without a chairman of the Board of Directors for whatever reason the General Manager shall notify all the members of the Board of Directors, as aforesaid. The General Manager shall deliver to the Board of Directors reports on issues, at such time and in such scope, as is determined by the Board of Directors.

27.5.	Delegating Authority of the General Manager

The General Manager, upon approval of the Board of Directors, may delegate to his subordinates any of his authority. However, such delegation of authority shall not release the General Manager from his liability.

28.	The Corporate Secretary, Internal Controller and Other Office Holders of the Company

28.1.	The Corporate Secretary

28.1.1.	The Board of Directors is entitled to appoint a corporate secretary on terms it deems fit, joint secretaries, sub–secretaries and to determine the areas of their functions and authorities.

28.1.2.
In the event that no corporate secretary has been appointed, the General Manager or anyone authorized by him shall fulfill the functions assigned to the corporate secretary, in accordance with any Law, to these Articles of Association and the resolutions of the Board of Directors.

28.1.3.
The corporate secretary shall be responsible for all documents which are kept at the Office, as stated in Section 124 of the Companies Law, and he shall manage all the registries maintained by the Company in accordance with the Law or Companies Law.

28.2.	Internal Controller

28.2.1.	The internal controller of the Company shall report to the chairman of the Board of Directors.

28.2.2.
The internal controller shall file with the Board of Directors a proposal for an annual or other periodic work plan, which shall be approved by the Board of Directors, subject to any changes it deems fit.

28.3.	Other Office Holders of the Company

The Board of Directors may decide that in addition to the General Manager and the corporate secretary, other ~~o~~Office Holders may be appointed, whether generally or for a specific issue. In such event, the Board of Directors shall appoint the ~~o~~Office Holder, define his position and authority, and set his compensation and terms of employment, following approval of the audit committee unless otherwise permitted by the Companies Law.

The Board of Directors is entitled, subject to the Companies Law, to authorize the General Manager to fulfill any or all of its authorities, as stated.

29.	The Auditor

29.1.
The Shareholders at the Annual Meeting shall appoint an auditor for a period until the close of the following Annual Meeting. The Annual Meeting may appoint an auditor for a period not to extend beyond the close of the third Annual Meeting following the Annual Meeting in which he was appointed. In the event that the auditor was appointed for said period, the Annual Meeting shall not address the appointment of the auditor during said period, unless a resolution is adopted with respect to the termination of his service.

29.2.	The General Meeting is entitled at all times to terminate the service of the auditor or to decide not to renew it.

29.3.	The Board of Directors shall determine the compensation of the auditor of the Company and it shall report in that respect to the Annual Meeting of the Company.

29.4.
The Board of Directors shall set the compensation of the auditor for additional services which are not regarded as oversight activities, and it shall report in this respect at the Annual Meeting of the Company.

Chapter Six – The Share Capital of the Company and its Distribution

30.	Permitted Distributions

30.1.	Definitions

In this Chapter, the following terms shall be construed, in accordance with their definition in Sections 1, 301 and 302 of the Companies Law: “distribution”, “acquisition”, “profits”, “profit test”, “adjusted financial statements” and  “balances”.

30.2.	Distribution of Profits

The Company shall not make any distribution ~~except~~ other than from its profits, provided that the Company shall not make any distribution if there is a reasonable ~~fear~~ concern that such distribution shall preclude the Company from having the ability to meet its present and anticipated liabilities, as they become due. Notwithstanding the aforesaid, the Company, with the approval of ~~the~~ an authorized ~~C~~court, is entitled to make a distribution which fails to meet the profit test.

30.3.	Allotment for a Consideration Below the Par Value

In the event the Board of Directors decides to allot Shares having a par value, for consideration which is less than their par value, including Bonus Shares, the Company shall convert into share capital from its profits, premium on its Shares, or any other source, included in its shareholders equity, as stated in its most recent Financial Statements, an amount equal to the difference between the par value and the consideration.

Even if the aforesaid is not done, with the approval of an authorized~~the C~~court, the Company shall be entitled to make an allotment of Shares, for consideration which is less than their par value.

31.	Dividends and Bonus Shares

31.1.	Right to Dividends or Bonus Shares

31.1.1.
A Shareholder of the Company shall have the right to receive dividends or Bonus Shares, if the Company so decides in accordance with Article 31.2 below, consistent with the rights attaching to such Shares.

31.1.2.
Dividends or Bonus Shares shall be distributed or allotted to those who are registered in the Shareholder Register on the date of the resolution approving the distribution or allotment or upon a la~~t~~ter date, if another date is determined for this purpose in same resolution (hereinafter: the “Determining Date”).

31.1.3.	In the event that the share capital of the Company consists of Shares having various par values, dividends or Bonus Shares shall be distributed in proportion to the par value of each Share.

31.1.4.
Subject to special rights conferred upon Shares in accordance with the conditions of their allotment, profits of the Company which the Company decides to distribute as a dividend or as Bonus Shares shall be paid in proportion to the amount which was paid or credited on the account of the par value of the Shares, held by the Shareholder.

31.1.5.
In the event that it was not otherwise determined in the conditions applicable to the allotment of the Shares or in a resolution of the General Meeting, all the dividends or Bonus Shares with respect to Shares, which were not fully paid within the period in which the dividends or Bonus Shares are paid, shall be paid in proportion to the amounts which were actually paid or credited as paid on the par value of the Shares during any part of said period (pro rata temporis).

31.2.	Resolution of the Company with Respect to a Dividend or Bonus Shares

31.2.1.	The Authority to Distribute Dividends or Bonus Shares

The resolution of the Company on the distribution of a dividend or Bonus Shares to be distributed to the Shareholders according to their respective rights and benefits, and on their time of payment, shall be made by the Board of Directors.

31.2.2.	Funds

The Board of Directors may, in its discretion, allocate to special funds any amount whatsoever from the profits of the Company or from the revaluation of its assets or its relative share in the revaluation of assets of “branch companies,” and also to determine the designation of these funds.

31.3.	The Payment of Dividends

31.3.1.	Manner of Payment

Unless otherwise provided in the resolution with respect to the distribution of the dividend, the Company may pay any dividend with the withholding of any tax required by Law, by way of a cheque to the order of the beneficiary alone, which should be sent by means of registered mail to the registered address of the Shareholder entitled thereto, or by way of a bank transfer. Any cheque, as stated, shall be drawn up to the order of the person to whom it is intended.

In the event of registered joint holders, the cheque shall be passed to the same Shareholder whose name is registered first in the Shareholder Register with respect to the joint holding.

The sending of a cheque to a person whose name is registered in the Shareholder Register as the holder of the Share upon the Determining Date or, in the case of joint holders, to any of the joint holders, shall serve as evidence with respect to all the payments made in connection with same Shares.

The Company may decide that a cheque under a certain amount shall not be sent and the amount of the dividend which was supposed to be paid shall be deemed to be an unclaimed dividend.

31.3.2.	An Unclaimed Dividend

The Board of Directors is entitled to invest the amount of any unclaimed dividend for one year after it was declared or to utilize it in any other manner to the benefit of the Company until it is claimed. The Company shall not be obligated to pay interest or Linkage on an unclaimed dividend.

31.3.3.	Specific Dividend

In the event the Company declares a dividend, as provided in Article 31.2.1 above, it may decide that same dividend shall be paid, entirely or partially, by way of the distribution of certain assets, including fully paid ~~S~~shares or bonds of any other company or in any combination of these assets.

31.4.	Manner of Capitalization of Profits and the Distribution of Bonus Shares

31.4.1.
Subject to the provisions of Article 30 above in the event of a capitalization of profits and distribution of Bonus Shares, the undistributed profits of the Company, or premium on Shares, or funds derived from the revaluation of the assets of the Company, or funds derived on the basis of equity from the profits of “branch companies,” or from the revaluation of assets of “branch companies” and capital redemption funds shall be capitalized and distributed among the Shareholders entitled thereto, as per the provisions of Article 31.1 above, to be held by the shareholders as capital, and that this capital, entirely or partially, shall be used on behalf of same Shareholders as full payment, whether according to the par value of the Shares or together with premium decided upon, for Shares to be distributed accordingly, and that this distribution or payment shall be received by same Shareholders as full consideration for their portion of the benefit in the capitalized amount, as determined by the Board of Directors.

The provisions of this chapter six shall also apply to the distribution of bonds.

31.4.2.
The Company, in the resolution with respect to the distribution of Bonus Shares, is entitled in accordance with the recommendation of the Board of Directors, to decide that the Company shall transfer to a special fund, designated for the future distribution of Bonus Shares, an amount the capitalization of which shall be sufficient in order to allot to anyone having at such time a right to acquire Shares of the Company (including a right which can be exercised only upon a later date), Bonus Shares at the par value which would have been due to him had he exercised the right to acquire the Shares shortly before the Determining Date, at the price of the right in effect at such time. In the event that after the Determining Date, the holder of said right shall exercise his right to acquire the Shares or any part of them, the Board of Directors shall allot to him fully paid Bonus Shares at such  par value and of such class, which would have been due to him had he exercised shortly before the Determining Date the right to acquire those Shares he actually acquired, by way of an appropriate capitalization made by the Board of Directors out of the special fund, as aforesaid. For the purpose of the determination of the par value of the Bonus Shares which are to be distributed, any amount transferred to the special fund, with respect to a previous distribution of previous Bonus Shares shall be viewed as if it had already been capitalized and that Shares entitling the holders to the right to acquire Shares of the Company were already allotted as Bonus Shares.

31.4.3.
Upon the distribution of Bonus Shares, each Shareholder of the Company shall receive Shares of a uniform class or of the class which confers on its holder the right to receive the Bonus Shares, as determined by the Board of Directors.

31.4.4.
For purposes of carrying out any resolution pursuant to the provisions of Article 30, the Board of Directors may settle, as it deems fit, any difficulty arising with regard to the distribution of Bonus Shares, and, in particular, to issue certificates for fractions of Shares and sell such fractions of Shares, in order to pay their consideration to those entitled thereto, and also to set the value for the distribution of certain assets and to decide that cash payments shall be paid to the Shareholders on the basis of the value determined in such a way, or that fractions whose value is less than NIS 0.01 shall not be taken into account, pursuant to the adjustment of the rights of all parties. The Board of Directors may pay cash or convey these certain assets to trustees in trust in favor of those people who are entitled to a dividend or to a capitalized fund, as the Board of Directors shall deem beneficial.

32.	Acquisition of Shares

32.1.
The Company is entitled to acquire or to finance an acquisition, directly or indirectly, of Shares of the Company or securities convertible into Shares of the Company or which could be exercised into Shares of the Company, including incurring an obligation to take any of these actions, subject to the fulfillment of the conditions of a permissible distribution, as stated in Article 30 above.

32.2.	In the event that the Company acquired any of its Shares, such a Share shall become a dormant Share, and shall not confer any rights, so long as it is ~~in the holding~~owned by ~~of~~ the Company.

32.3.
A subsidiary or another ~~corporation in~~ company under the control of the Company is entitled to acquire Shares of the Company or securities convertible into Shares of the Company or which can be exercised into Shares of the Company, including an obligation to take any of these actions, to the same extent the Company may make a distribution, so long as the board of directors of the subsidiary or the managers of the acquiring ~~corporation~~ company have determined that had the acquisition of the Shares or convertible securities been carried out by the Company it would have been regarded as a permissible distribution, as specified in Article 30 above. Notwithstanding the foregoing, an acquisition by a subsidiary or by another ~~corporation in~~company under the control of the Company, which is not fully-owned by the Company, will be considered a distribution of an amount equal to the product of the amount acquired multiplied by the percentage of the rights in the capital of the subsidiary or in the capital of said ~~corporation~~  company which is held by the Company.

32.4.
In the event that a Share of the Company is acquired by a subsidiary or by a corporation in the control of the Company, the Share shall not confer any voting rights, for so long as said Share is held by the subsidiary or by said controlled corporation.

Chapter Seven – Insurance, Indemnification and Release of Office Holders

33.	Insurance of Office Holders

33.1.	The Company may insure the liability of an ~~o~~Office Holder in the Company, to the fullest extent permitted by Law.

33.2.
Without derogating from the aforesaid, the Company may enter into an insurance contract and/or arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of an ~~o~~Office Holder in the Company, resulting directly or indirectly from an action or inaction by him (or together with other ~~o~~Office Holders or other officers of the Company) in his capacity as an ~~o~~Office Holder in the Company, for any of the following:

33.2.1.	The breach of the duty of care toward the Company or toward any other person;

33.2.2.	The breach of the duty of loyalty toward the Company provided the ~~o~~Office Holder has acted in good faith and had reasonable grounds to assume that the action would not harm the Company; and

33.2.3.	A financial liability imposed on him in favor of another person.

33.2.4.	Any other matter in respect of which it is permitted or will be permitted under Law to insure the liability of an ~~o~~Office Holder in the Company.

34.	Indemnification of Office Holders

34.1.
The Company may indemnify an ~~o~~Office Holder in the Company~~.~~ to the fullest extent permitted by Law.  Without derogating from the aforesaid, the Company may indemnify an ~~o~~Office Holder in the Company as specified in Articles 34.2 through 34.4 below.

34.2.	Indemnification ~~in Advance~~

The Company may indemnify an ~~o~~Office Holder in the Company for liability or expense he incurs or that is imposed on him in consequence with an action or inaction by him (or together with other Office Holders or other officers of the Company) in his capacity as an ~~o~~Office Holder in the Company, as follows:

34.2.1.
Any financial liability he incurs or is imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by ~~the~~an authorized~~C~~court.

34.2.2.
Reasonable litigation expenses, including legal fees, incurred by the ~~o~~Office Holder or which he was ordered to pay by an authorized~~the C~~court, in the context of a proceeding~~s~~ filed against him by the Company or on its behalf or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of an offense which does not require criminal intent.

34.2.3.
Reasonable litigation expenses, including legal fees, incurred by the ~~o~~Office Holder due to such investigation or proceeding conducted against him by an authority authorized to conduct an investigation or proceeding, and which was ended without filing an indictment against him and without the imposition of  a financial liability as a substitute for a criminal proceeding, or that was ended without filing an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, ,within the meaning of the relevant terms ~~in~~ under the Law~~.~~ , or in connection with a financial sanction  ("itzum caspi").

34.2.4.	Payment to the harmed party as result of a violation set forth in Section 52.54(a)(1)(a)7 of the Securities Law, including by indemnification in advance.

~~34.2.3.~~34.2.5.
Expenses incurred in connection with a Procedure ("halich"), as defined in Section 56.8(a)(1)8 of the Securities Law, in connection with any affairs including, without limitation, reasonable litigation expenses, including legal fees, including by indemnification in advance.

~~34.2.4.~~ 34.2.6.	Any other liability or expense in respect of which it is permitted or will be permitted under Law to indemnify an ~~o~~Office Holder in the Company.

34.3.	Indemnification in Advance

The Company may undertake in advance to indemnify an ~~o~~Office Holder of the Company in respect of the following matters:

34.3.1.
Matters as detailed in Article 34.2.1 provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of the Company’s activities at the time of granting the ~~obligation~~undertaking to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable ~~in~~under the circumstances. The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the ~~indemnification~~  undertaking and the sum or measurement which the Board of Directors determined to be reasonable ~~in~~ under the circumstances.

34.3.2.	Matters as detailed in Article 34.2.2 and 34.2.3.

34.3.3.	Any other matter permitted by Law.

34.4.	Indemnification after the Fact

The Company may indemnify an ~~o~~Office Holder in the Company for any and all kinds of events, retrospectively, subject to any applicable Law.

7 In Hebrew 52נד(א)(1)(א).
8 In Hebrew 56ח(א)(1).

35.	Release of Office Holders

35.1.	The Company shall not release an ~~o~~Office Holder from his liability for a breach of the duty of care toward the Company, other than in accordance with the provisions of this Article.

35.2.	The Company may release an ~~o~~Office Holder in the Company, in advance, from his liability, entirely or partially, for damage in consequence of the breach of the duty of care toward the Company.

35.3.	Notwithstanding the foregoing, the Company may not release an ~~o~~Office Holder from his liability, resulting from any of the following events:

35.3.1.	The breach of the duty of loyalty toward the Company;~~.~~

35.3.2.	The breach of the duty of care made intentionally or recklessly (“pezizut”) other than if made only by negligence;

~~35.3.2.~~35.3.3.	An ~~intentional~~ act intended to unlawfully yield a personal profit;

35.3.4.	A ~~criminal~~ fine (“knass”), a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed on him; and~~.~~

~~35.3.3.~~35.3.5.	The breach of the duty of care in a Distribution (“haluka”).

Chapter Eight – Liquidation and Reorganization of the Company

36.           Liquidation

36.1.
In the event that the Company is liquidated, whether voluntarily or otherwise, the liquidator, upon the approval of an Extraordinary Meeting, may make a distribution in kind to the Shareholders of all or part of the property of the Company, and he may with a similar approval of the General Meeting, deposit any part of the property of the Company with trustees in favor of the Shareholders, as the liquidator with the aforementioned approval, deems fit.

36.2.
The Shares of the Company shall confer equal rights among them with respect to capital amounts which were paid or which were credited as paid on the par value of the Shares, in all matters pertaining to the refund of the capital and to the participation in the distribution of the balance of the assets of the Company in liquidation.

37.           Reorganization

37.1.
Upon the sale of the property of the Company, the Board of Directors or the liquidators (in case of a liquidation), if they are so authorized by a resolution of the General Meeting of the Company adopted with a Special Majority, may receive fully or partially paid up Shares, bonds or securities of another company, either Israeli or foreign, whether incorporated or which is about to incorporated for the purpose of acquiring property of the Company, or any part thereof, and the Directors (if the profits of the Company allow for it) or the liquidators (in case of a liquidation) may distribute among the Shareholders the Shares or the securities mentioned above or any other property of the Company without selling them or depositing them with trustees on behalf of the Shareholders.

37.2.
The General Meeting may, pursuant to a resolution adopted by a Special Majority, decide on the valuation of the securities or of the aforementioned property at a price and in the same manner as it deems appropriate and all the Shareholders shall be obligated to accept any valuation or distribution, authorized in accordance with the foregoing and to waive their rights in this matter, unless the Company is about to liquidate or is in a liquidation process, of same lawful rights (if any) which according to the provisions of the Law should not be altered or denied.

Chapter Nine – Miscellaneous

38.            Notices

38.1.
A notice or other document may be sent by the Company to any Shareholder appearing in the Shareholder Register of the Company either personally or by way of sending by registered mail, at the registered address of the Shareholder in the Shareholder Register, or at such address as ~~the~~ such Shareholder shall have provided in writing to the Company as the address for the delivery of notices.

38.2.
All the notices to be given to Shareholders registered in the Shareholders Register, shall, in respect of Shares held jointly, be given to the person whose name is mentioned first in the Shareholder Register, and any notice given in such a manner shall be viewed as a sufficient notice to all ~~the~~ such joint Shareholders.

38.3.
Any Shareholder registered in the Shareholder Register, with an address, whether in Israel or overseas, is entitled to receive, at such address, any notice he is entitled to receive in accordance with the Articles of Association or according to the provisions of the Law. Unless otherwise stated above, no person who is not registered in the Shareholder Register shall be entitled to receive any notices from the Company.

38.4.
Any notice or other document which is sent to a Shareholder in accordance with these Articles of Association shall be considered lawfully sent with respect to all the Shares held by him (whether with respect to Shares held by him alone or held by him jointly with others) even if same Shareholder had died by that time or had become bankrupt or had received an order for its liquidation or if a trustee or a liquidator or a receiver was appointed with respect to his Shares (whether the Company was aware of it or not) until another person is registered in the Shareholder Register in his stead, as the holder thereof. The sending of a notice or other document, as aforesaid, shall be viewed as a sufficient sending to any person having a right in these Shares.

38.5.
Any notice or other document which was sent by the Company via registered mail, to an address in Israel, shall be considered sent within 72 hours from its posting at the post office. In order to prove sufficient sending, it is enough to show that the letter containing the notice or the document was addressed to the correct address and was posted at the post office.

38.6.
Any accidental omission with respect to the giving of a notice of a General Meeting to any Shareholder or the non-receipt of a notice with respect to a meeting or any other notice on the part of whatever Shareholder shall not cause the cancellation of a resolution taken at that meeting, or the cancellation of processes based on such notice.

38.7.
Any Shareholder and any member of the Board of Directors may waive his right to receive notices or waive his right to receive notices during a specific time periodor in general and he may consent that a General Meeting of the Company or a meeting of the Board of Directors, as the case may be, shall be convened and held notwithstanding the fact that he did not receive a notice with respect to it, or notwithstanding the fact that the notice was not received by him within the required time, in each case subject to the provisions of any Law prohibiting any such waiver or consent.

Chapter 10 – Intentionally Deleted

39. Intentionally Deleted

40. Intentionally Deleted

41. Intentionally Deleted

42. Intentionally Deleted

Chapter 11– Compliance with the License /
Limitations on Ownership and Control

43. Compliance

The Shareholders and the Company shall at all times comply with the terms of the License and of any other telecommunications license held by the Company. Nothing herein shall be construed as requiring or permitting the performance of any acts which are inconsistent with the terms of the License and of any other telecommunications license held by the Company. If any article of these Articles shall be found to be inconsistent with the terms of the License and of any other telecommunications license held by the Company, the provisions of such Article shall be null and void, but the validity, legality or enforceability of provisions of the other Articles shall not be affected thereby.

44.            Limitations on Ownership and Control

44.1.
This Article is to ensure that so long as and to the extent that any Operating Right is conditional on or subject to any conditions or restrictions relating to ownership or control over the Company imposed by the Ministry, the Company is so owned and controlled.  This Article shall not affect or influence in any way the interpretation or application of Article 10A.

44.2.	In this Article:

“Affected Share” means any Share determined to be dealt with as such pursuant to Article 44.4;

“Affected Share Notice” means a notice in writing served in accordance with Article 44.5;

“Depositary” means a custodian or other person appointed under contractual arrangements with the Company (or a nominee for such custodian or other person) whereby such custodian or other person holds or is interested in Shares and which issues securities evidencing the right to receive such Shares;

“Depositary Receipts” means receipts or similar documents of title issued by or on behalf of a Depositary;

“Depositary Shares” means the Shares held by a Depositary or in which a Depositary is interested in its capacity as a Depositary;

“Intervening Act” means the refusal, withholding, suspension or revocation of any Operating Right applied for, granted to or enjoyed by the Company, or the imposition of any conditions or limitations upon any such Operating Right which materially inhibit the exercise thereof, in either case by any state, authority or person (including the Ministry) by reason of the activities of persons holding Shares in and/or controlling the Company;

“Ministry” means the Ministry of Communications and/or Minister of Communications;

“Operating Right” means all or any part of any authority, permission, licence or privilege applied for, granted to or enjoyed by the Company, including the Licence, for the establishment, subsistence, maintenance and operation of a mobile radio telephone system using the cellular method and the provision of mobile radio telephone services to the public in Israel;

“Permitted Maximum” means the maximum aggregate permitted number of Relevant Shares specified by the Board of Directors in accordance with the terms of the Licence, any other requirements of the Ministry and any relevant requirements of Law;

 “Relevant Person” means:

(a)
any person who, without the approval of the Ministry, acquires, directly or indirectly, any Means of Control (as defined in the Licence) in breach of Section 21 of the Licence other than a person who falls within Article 10A; or

(b)
any Interested Party (as defined in the Licence) who, or who has an Office~~r~~ Holder (as defined in the Licence) who, is in breach of Sections 23 or 24 of the License other than a person who falls within Article 10A;

 “Relevant Share” means any Share (other than a Share removed from the Relevant Shares Register (defined in Article 44.3.2) pursuant to Article 44.3.5), in which a Relevant Person has an interest or which is declared to be a Relevant Share pursuant to Article 44.3.4;

44.3.

44.3.1.
The Board of Directors shall not register a person as a holder of a Share unless the person has given to the Board of Directors a declaration (in a form prescribed by the Board of Directors) signed by him or on his behalf, stating his name, nationality, that he is not a Relevant Person falling within paragraphs (~~c~~a) or (~~d~~b) of the definition of that term and other information required by the Board of Directors.

44.3.2.	The Board of Directors shall maintain a register (the “Relevant Shares Register”), in which particulars shall be entered ~~particulars~~ of any Share which has been:

(a)	acknowledged by the holder (or by a joint holder) to be a Relevant Share;

(b)	declared to be a Relevant Share pursuant to Article 44.3.4; or

(c)	determined to be an Affected Share pursuant to Article 44.4.2;

and which has not ceased to be a Relevant Share. The particulars in the Relevant Shares Register in respect of any Share shall include the identity of the holder or joint holders and information requested by and supplied to the Board of Directors.

44.3.3.
Each registered holder of a Share which has not been acknowledged to be a Relevant Share who becomes aware that such Share is or has become a Relevant Share shall forthwith notify the Company accordingly.

44.3.4.
The Board of Directors may notify in writing the registered holder of a Share which is not in the Relevant Shares Register and appears to be a Relevant Share, requiring him to show that the Share is not a Relevant Share.  Any person to whom such notice has been issued may within 21 clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as a Relevant Share but if, after considering such representations and other relevant information, the Board of Directors is not so satisfied, it shall declare such Share to be a Relevant Share and treat it as such.

44.3.5.
The Board of Directors shall remove a Relevant Share from the Relevant Shares Register if the holder of the Relevant Share gives to the Board of Directors a declaration (in a form prescribed by the Board of Directors), together with such other evidence as the Board of Directors may require, which satisfies it that such Share is no longer, or should not be treated, as a Relevant Share.

44.4.

44.4.1.
Article 44.4.2 shall apply for so long as the Company holds or enjoys any Operating Right where the Board of Directors determines that it is necessary to take steps to protect any Operating Right because an Intervening Act is contemplated, threatened or intended, may take place or has taken place;

44.4.2.
Where a determination has been made under Article 44.4.1, the Board of Directors shall take such of the following steps as they consider necessary or desirable to overcome, prevent or avoid an Intervening Act:

44.4.2.1.	the Board of Directors may remove any Director from office, by a resolution passed by a majority of 75 per cent or more of the other Directors present and voting at the relevant meeting;

44.4.2.2.
the Board of Directors may seek to identify those Relevant Shares which gave rise to the determination under Article 44.4.1 and by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting deal with such Shares as Affected Shares; and

44.4.2.3.
when the aggregate number of Relevant Shares in the Relevant Shares Register exceeds the Permitted Maximum, the Board of Directors may deal with the Relevant Shares which it decides, by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting, are in excess of the Permitted Maximum as Affected Shares.

44.5.
The Board of Directors shall give an Affected Share Notice to the registered holder of any Affected Share and state that Article 44.6 is to be applied forthwith in respect of such Affected Share. The registered holder of the Affected Share may within 21clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as an Affected Share and if, after considering such representations and other relevant information, the Board of Directors considers that the Share should not be treated as an Affected Share it shall forthwith withdraw the Affected Share Notice and Article 44.6 shall no longer apply to the Share.

44.6.
An Affected Share in respect of which an Affected Share Notice has been served shall be treated as a dormant share (as defined in section 308 of the Companies Law) except that the registered holder of the Affected Share shall continue to have the right to receive dividends and other distributions of the Company and participate in bonus or rights issues of the Company in respect of such Share.

44.7.
In deciding which Shares are to be treated as Affected Shares, the Board of Directors shall have regard to the Relevant Shares which in its opinion have directly or indirectly caused the determination under Article 44.4 and the chronological order in which Relevant Shares have been entered in the  Relevant Shares Register (and accordingly treat as Affected Shares those Relevant Shares entered in the Relevant Shares Register most recently) except where such criterion would in their opinion be inequitable, in which event the Board of Directors shall apply such other criterion or criteria as they may consider appropriate.

44.8.	Subject to the other provisions of this Article 44, the Board of Directors shall be entitled to assume without enquiry that:

44.8.1.	all Shares not in the Relevant Shares Register and not falling within clause 44.8.2 are neither Relevant Shares nor Shares which would be or be capable of being treated as Affected Shares; and

44.8.2.
all or some specified number of the Shares are Relevant Shares held by a Relevant Person falling within paragraphs (a)-(b) in the definition of that term if they (or interests in them) are held by a Depositary, trustee, registration or nominee company or other agent unless and for so long as, in respect of any such Shares, it is established to their satisfaction that such Shares are not Relevant Shares.

44.9.
Any resolution or determination of, or any decision or the exercise of any discretion or power by, the Board of Directors or any one of the Directors under this Article 44 shall be final and conclusive.

44.10.

44.10.1.
On withdrawal of the determination under Article 44.4.1, the Board of Directors shall cease to act pursuant to such determination and inform every person on whom an Affected Share Notice has been served that Article 44.6 no longer applies in respect of such Share. The withdrawal of such a determination shall not affect the validity of any action taken by the Board of Directors under this Article whilst that determination remained in effect and such actions shall not be open to challenge on any ground whatsoever.

44.10.2.
The Board of Directors shall, so long as it acts reasonably and in good faith, be under no liability to the Company or to any other person for failing to treat any Share as an Affected Share or any person as a Relevant Person in accordance with this Article and it shall not be liable to the Company or any other person if, having acted reasonably and in good faith it determines erroneously that any Share is an Affected Share, or any person is a Relevant Person or on the basis of such determination or any other determination or resolution, they perform or exercise their duties, powers, rights or discretions under this Article in relation to such Share.

44.11.
A person who has an interest in Shares by virtue of having an interest in Depositary Receipts shall be deemed to have an interest in the number of Shares represented by such Depositary Receipts and not (in the absence of any other reason why he should be so treated) in the remainder of the Depositary Shares held by the relevant Depositary.

45.           Cross Ownership and Control

45.1.
An Office Holder in the Company, an Interested Party in the Company, or an Office Holder in any Interested Party in the Company will not be a party to any agreement, arrangement or understanding with a Competing MRT Operator of the Company, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator of the Company, or any other body in which a Competing MRT Operator of the Company is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications (Bezeq) Services.

45.2.
An Office Holder in the Company, an Interested Party in the Company, or an Office Holder in any Interested Party in the Company will not Hold, directly or indirectly, five percent (5%) or more of any Mean of Control of a Competing MRT Operator of the Company, or serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator of the Company (subject to certain exceptions specified in the License); for this matter, "Holding" includes holding as an agent.

45.3.
An Office Holder in the Company, an Interested Party in the Company, or an Office Holder in any Interested Party in the Company will not Control a Competing MRT Operator of the Company, and will not cause himself, by any act or omission, to be Controlled by a Competing MRT Operator of the Company or by an Office Holder or an Interested Party in a Competing MRT Operator of the Company, or by an Interested Party in a Competing MRT Operator of the Company, or by a person or entity that Controls a Competing MRT Operator of the Company.

For the purposes of Article 45, the terms - "Competing MRT Operator," "Interested Party," "Office Holder," "MRT Services," "MRT Terminal Equipment," "Telecommunications (Bezeq) Services," "Means of Control," "Holding" and “Control” - shall bear the same meaning as in, and shall be interpreted in accordance with, the License.

Annex “D”

PARTNER COMMUNICATIONS COMPANY LTD. 2004 SHARE OPTION PLAN

as adopted on 12 July 2004, amended on 26 March 2008 by the Board of Directors and approved by the shareholders on 25 June 2008, as further amended on 23 February 2009 by the Board of Directors and approved by the shareholders on 22 April 2009, ~~and~~ as further amended by the Board of Directors effective as of April 14, 2011, and as further amended on 21 March 2012 by the Board of Directors [and approved by the shareholders on __ May 2012 [DATE OF SHAREHOLDERS MEETING]~~]~~

1.	Purpose

This Partner Communications Company Ltd. 2004 Share Option Plan, as amended from time to time, (the “Plan”) is intended to promote the interests of Partner Communications Company Ltd. (the “Company”) and its shareholders by providing employees, directors and officers, and advisors of the Company or any Affiliate with appropriate incentives and rewards to encourage them to enter into and continue in the employ of, or service to, the Company or any Affiliate and to acquire a proprietary interest in the long-term success of the Company. The Plan is designed to enable employees, directors and officers of the Company or any Affiliate to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

2.	Definitions

As used in the Plan, the following definitions shall apply to the terms indicated below:

"Affiliate"
means any entity (a) with respect to which the Company is an “employing company” within the meaning of Section 102(a) of the Ordinance; and (b) is approved by the Committee as an Affiliate to which the terms of this Plan apply.

“Approved102 Option”	means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Participant.

“Capital Gain Option (CGO)”	means an Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

"Cashless Formula"	means the following formula:

(A x B) - (A x C)

  B

A = the number of vested Options the Participant requests to exercise as written in the Notice of Exercise;

B = the higher of the following: (i) the closing sale price of an Ordinary Share on the Tel Aviv Stock Exchange, on the last trading day before the Notice Date (as defined in Section 8.6), as such closing sale price is published by the Tel Aviv Stock Exchange, or (ii) if the Participant includes in the Notice of Exercise delivered to the Company under Section 8.5, a minimum price at which he/she is willing to sell an Ordinary Share, such price per Ordinary Share;

C= the Option Exercise Price.

"Cashless Options"	shall have the meaning set forth in Section 8.6 (i)(y) or (ii).

"Cause"
when used in connection with the termination of a Participant's employment or service by the Company or any Affiliate, shall mean (a) the willful and continued failure by the Participant to perform his duties (including the duty of care and the fiduciary duty as set forth in the Companies Law) and obligations to the Company or any Affiliate (other than any such failure resulting from Retirement or Disability, as hereinafter defined or any such failure approved by the Company, subject to applicable law) or (b) the willful engaging by the Participant in misconduct which is injurious to the Company or any Affiliate, provided, however, that in relation to employees or officers of the Company or any Affiliate, in each case the actions or omissions of the Participant are sufficient to deny the Participant severance payment under the Severance Payment Law, 1963.

"Commencement Date"
with respect to the vesting schedule of an Option, shall be the Grant Date, unless another date for the commencement of the vesting schedule with respect to such Option has been set by the Committee and written in the Grant Instrument.

“Committee”	shall mean the Compensation & Nomination Committee of the Company's Board of Directors ~~of the Company~~ (as may be re-named by the Board of Directors)~~, as set forth in Section 5 below~~.

"Companies Law"	shall mean the Israeli Companies Law, 1999, as may be amended from time to time.

"Company"	shall mean Partner Communications Company Ltd., a company incorporated under the laws of the State of Israel.

"Designated Beneficiary"	of a Participant, shall mean the beneficiary designated by such Participant or deemed as such Participant's Designated Beneficiary pursuant to Section 26 hereto, upon the death of the Participant.

"Disability"
shall mean any physical or mental condition, which is recognized as a disability pursuant to the employment practices adopted by the Company (or, if approved by the Committee, the Affiliate employing the Participant) and prevents the Participant from continuing to work in his position or in a comparable one in the Company or the employing Affiliate (as the case may be) or prevents the Participant from continuing to provide services to the Company or such Affiliate. Determination of a Disability shall be made in consultation with a physician selected by the Committee and shall be finally and conclusively determined by the Committee in its absolute discretion.

"Effective Date"	means 12 July 2004 the date on which the Board of Directors of the Company first approved the Plan.

“Employee”	means a person who is employed by the Company or any of its Affiliates, including an individual who is serving as a director or an office holder, all as defined in section 102.

"Exercise Date"	shall have the meaning set forth in Section 11 below.

"Exercise Period"	shall have the meaning set forth in Section 8.3 below.

“Grant Date”
of an Option means the date on which the Committee resolves to grant such Option, unless another date is specified by the Committee, provided that, if further approvals are required for the granting of an Option, the Grant Date shall mean the date that the last required approval for the grant of such Option shall have been obtained.

"Grant Instrument"	shall have the meaning set forth in Section 7.2 below.

“ITA”	means the Israeli Tax Authorities.

“Net Income”
means the amount in New Israeli Shekels specified as "Net Income" of the Company for the relevant period in the unaudited or audited, as the case may be, Financial Statements of the Company for such period as approved by the Board of Directors of the Company at the relevant time.

“Non- Employee”	means a person who is not an Employee of the Company or its Affiliates.

"Option"	shall mean an option to purchase one or more Ordinary Shares granted pursuant to this Plan.

"Option Exercise Price"	shall have the meaning set forth in Section 8.1 and adjusted from time to time in accordance with Section 3.2 or 8.1 below.

“Ordinary Income Option (OIO)”	means an Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

“102 Option”	means any Option granted to Employees pursuant to Section 102 of the Ordinance.

“3(i) Option”	means an Option granted pursuant to Section 3(i) of the Ordinance to any person who is a Non- Employee.

"Ordinary Shares"	shall mean ordinary shares of the Company, par value NIS 0.01 each.

"Participant"
shall mean an Employee or a Non-Employee to whom an Option is granted pursuant to the Plan, and, upon his death or legal incapacity, his successors, heirs, executors and administrators, as the case may be.

“Plan"	shall mean this Partner Communications Company Ltd. 2004 Share Option Plan, as amended from time to time.

"Retirement"
shall mean the termination of a Participant's employment with or service to the Company or the Affiliate employing him as a result of his reaching the earlier of (a) the legal age for retirement and (b) the age for retirement identified in his employment or service agreement.

“Section 3(i)”	means Section 3(i) of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

“Section 102”	means section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

“Section 102 Rules”	means the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003.

“Tax. Ordinance” or “Ordinance”	shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

“Trustee”	means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

"Termination Date"	means close of business of the Company on the date which falls ten (10) years after the Effective Date.

“Unapproved 102 Option”	means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

3.	Shares Subject to the Plan

3.1.
Shares Available for Options.  On the Effective Date, the total number of authorized and unissued Ordinary Shares reserved for issuance upon exercise of all Options granted under the Plan was not to exceed 5,775,000 Ordinary Shares, which represented approximately 3.15% of the total issued share capital of the Company as at the Effective Date.  Conditional upon applicable approvals having been obtained, the aforesaid limit shall be increased by 8,142,000 Ordinary Shares to not exceeding a total of 13,917,000 Ordinary Shares which represents approximately 8.84% of the total issued share capital of the Company as of 31 March 2008.  The total number of Ordinary Shares reserved for issuance under the Plan shall be subject to adjustment as required for the implementation of the provisions of the Plan, in accordance with Section 3.2 below.  In the event an Option granted to any Participant expires or otherwise terminates hereunder, shares reserved for issuance upon the exercise of such Option shall become available for issuance upon the exercise of any other Options which the Company may grant under the Plan.

3.2.	Adjustments. Upon the occurrence of any of the following events, a Participant’s rights under any Option granted hereunder shall be adjusted as hereinafter provided:

3.2.1.
In the event the Ordinary Shares shall be subdivided or combined into a greater or smaller number of shares or if, upon a merger, consolidation, reorganization, recapitalization or similar event or transaction whilst any Option remains exercisable or this Plan remains in effect, the Ordinary Shares shall be exchanged for other securities of the Company or of another corporation, each Participant shall be entitled, upon exercising a vested Option and subject to the conditions herein stated, to be issued in respect of the Option, such number of Ordinary Shares or amount of other securities of the Company or such other corporation as were exchangeable for the number of Ordinary Shares which such Participant would have been entitled to purchase had such event or events not occurred, and appropriate adjustments shall be made in the exercise price per share to reflect such subdivision, combination or exchange, so that Participants are not materially better or worse off as a result of the relevant event and provided that any such adjustment shall give the Participant the same proportion of the issued share capital of the Company for which such Participant would have been entitled to subscribe had he exercised all the Options held by him immediately prior to such adjustment and that such adjustment shall be made on the basis that the aggregate exercise price per share payable by the Participant on the full exercise of any Option shall remain as nearly as possible the same (but not greater than) as it was before such event.  No such adjustment shall be made the effect of which would be to enable an Ordinary Share to be issued at less than its nominal value.

3.2.2.
In the event the Company shall issue any of its shares or other securities as bonus shares upon or with respect to its Ordinary Shares, each Participant upon exercising such Option shall be issued by the Company (for the exercise price payable upon such exercise), the Ordinary Shares as to which he is exercising his Option and, in addition thereto (at no additional cost), such number of shares (rounded down to the nearest whole number) of the class or classes in which such bonus shares were distributed which he would have received if he had been the holder of the Ordinary Shares as to which he is exercising his Option at all times between the date of issuance of such Option on behalf of a Participant in the name of the Trustee and the date of its exercise.

3.2.3.
Upon the occurrence of any of the foregoing events, the class and aggregate number of shares issuable pursuant to the Plan (as set forth in Section 3.1 hereof), in respect of which Options have not yet been granted, shall also be appropriately adjusted, to the extent necessary, to reflect the events specified in Subsections 3.2.1 and 3.2.2 above.

3.2.4.
If there has been any alteration in the capital structure of the Company as referred to in this Section 3.2, the Company shall, upon receipt of a Notice of Exercise (pursuant to Section 8.5 below) inform the Participant of such alteration and shall inform the Participant of the adjustment to be made.

3.2.5.
The Committee shall determine the specific adjustments to be made in accordance with this Section 3 and the rules and regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise. A determination made in accordance with this Section 3.2.5 shall be conclusive.

Issuance of Options

4.1.
The maximum number of Options which may be issued and allotted and which may be required to be issued and allotted upon the exercise of Options to each Participant under this Plan in any 12-month period shall not exceed 1% of the total issued share capital of the Company as measured at the Grant Date of Options or further Options to such Participant.  The eligibility of any person shall be determined from time to time on the basis of his contribution to the development of the Company.

4.2.
The persons eligible for participation in the Plan as Participants shall include any Employees or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options and (ii) Non-Employees may only be granted 3(i) Options.

4.3.	The Company may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

4.4.	The grant of Approved 102 Options shall be made under this Plan adopted by the Board, and shall be conditioned upon the approval of this Plan by the ITA.

4.5.	Approved 102 Options may either be classified as Capital Gain Options (“CGOs”) or Ordinary Income Options (“OIOs”).

4.6.
No Approved 102 Options may be granted under this Plan to any eligible Employee, unless and until, the Company’s election of the type of Approved 102 Options as CGO or OIO granted to Employees (the “Election”), is appropriately filed with the ITA. Such Election shall become effective beginning on the first Grant Date of an Approved 102 Option under this Plan and shall remain in effect at least until the end of the year following the year during which the Company first granted Approved 102 Options (under this Plan or previous plans). The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Participants who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

4.7.	All Approved 102 Options must be held in trust by a Trustee, as described in Section 11 below.

4.8.	For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102.

5.	Administration of the Plan

5.1.
Committee.  The Plan shall be administered by the ~~Compensation~~ Committee, which has been appointed by and serves at the direction of the Board of Directors of the Company.  The Board of Directors may from time to time remove members from, or add members to, the Committee, and may fill vacancies in the Committee however caused.

5.2.
Committee Actions.  The Committee has selected one of its members as its Chairman and holds its meetings at such times and places, as it determines. Actions at a meeting of the Committee at which a majority of its members are present, or acts reduced to or approved in writing by all members of the Committee, are the valid acts of the Committee. The Committee keeps records of its meetings and makes such rules and regulations for the conduct of its business, as it deems advisable.

5.3.
Authority of Committee.  The Committee has the authority, in its sole discretion, subject to the approval of the Board of Directors - if such approval is required under the  Companies Law -  and subject to any applicable law and regulations and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan including, without limitation, the authority in its discretion to determine the persons to whom Options are granted, the number of shares covered by each Option, the time or times at which Options are granted, the Commencement Date and the Option Exercise Price, and any other terms to be included in the Grant Instrument which are permitted by the Plan.  The Committee also has the power and authority to determine whether, to what extent, and under what circumstances an Option may be settled, canceled, forfeited, exchanged, or surrendered; to construe and interpret the Plan and any Grant Instrument and Option; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

5.4.
Interpretation and Construction.  The interpretation and construction by the Committee of any provision of the Plan or of any Grant Instrument or Option thereunder shall be final and conclusive, unless otherwise determined by the Board of Directors of the Company.

5.5
Acceleration and Other Amendments.  Save and except for the occurrence of events specified in Section 6 below whereupon the Committee shall comply with the provisions therein, the Committee may, in its sole and absolute discretion, accelerate the date on which any Option granted under the Plan becomes exercisable, waive or amend the operation of Plan provisions respecting exercise after termination of employment, re-price the Option Exercise Price, make the Option subject to the Plan in its form at the time of such waiver or amendment, or otherwise amend any of the terms of any Grant Instrument or Option, subject to the provisions of the Tax Ordinance, provided, however, that no such waiver or amendment shall adversely affect any Participant's rights under any outstanding Grant Instrument or Option under the Plan without the consent of such Participant.

6.	Acceleration in the Event of a Change in Control; Winding Up; Adjustments upon Certain other Events

6.1.
Acceleration in the Event of Change in Control. Without derogating from the provisions of Section 6.3 below, i~~I~~n the event that within six months after a Change in Control of the Company a Participant’s employment with or service to the Company or the Affiliate employing him is terminated by, or a Participant receives a notice of termination from, the Company or such Affiliate for any reason (other than termination for Cause), the Options granted to such Participant which are~~ether~~ not vested ~~or not~~ shall be automatically and immediately accelerated so that all such Options shall become vested and exercisable within thirty (30) days after the date of termination of employment or service.

All outstanding Options so vested in the manner as aforesaid which are not exercised within the thirty (30) days after the date of termination of employment or service shall terminate and cease to be outstanding upon the expiry of the aforesaid thirty-day period.

For the purpose of this Section 6~~.1~~, “Change in Control” shall mean the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)           the acquisition which results in holding, directly or indirectly, of (a) the power to control at least 50% of the Company’s share capital; or (b) the power (exercisable alone or together in concert with others) to direct or cause the direction of the management and policies of the Company, whether through the ownership of Ordinary Shares, by law, contract or otherwise; or (c) the power (exercisable alone or together in concert with others) to elect or appoint at least 50% of the Board of Directors of the Company;

(ii)           a merger, consolidation or similar transaction (including an arrangement) of the Company following which the Company is not a surviving corporation;

(iii)           a merger, consolidation or similar transaction (including an arrangement) following which the holders of voting securities of that other company holding, in aggregate, 50% or more of all outstanding Ordinary Shares of the Company (including a merged or successor company) resulting from such merger, consolidation or similar transaction; or

(iv)           the sale, lease or exchange of all or substantially all of the property of the  Company, other than in the ordinary course of business of the Company or to its subsidiary;

Provided that any event or transaction contemplated in sub-paragraph (i), (ii) or (iii) shall not constitute a Change in Control for purposes of this Plan if following such event or transaction, 50% or more of voting securities of the Company remain held directly or indirectly by the ultimate shareholder prior to such event or transaction (the “Ultimate Shareholder”) or any company or other person controlled directly or indirectly in any manner whatever whether through the ownership of voting securities or otherwise in fact by the Ultimate Shareholder.

6.2.
Acceleration in the Event of winding up. In the event of an effective resolution being proposed for the voluntary winding-up of the Company, any Participant may, subject to the provisions of all applicable laws, by notice in writing to the Company at any time prior to the date on which such resolution is passed, exercise his vested Options (to the extent not already exercised) either to its full extent or to the extent specified in such Notice of Exercise (in accordance with the provisions of Section 8.5) and shall accordingly be entitled, in respect of the Ordinary Shares to be issued upon the exercise of his or her vested Option, to participate in the distribution of the assets of the Company available in liquidation pari passu with the holders of the Ordinary Shares in issue on the date prior to the date of such resolution.

6.3
Adjustments upon Certain other Events.  If upon a Change in Control transaction of the Company, the consideration received (the "Consideration") shall be the exchange of the securities of the Company for the securities of another corporation or a parent or subsidiary of such other corporation (each, a "Successor Entity") or for a cash amount or any other type of consideration, then, each Option shall, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: (i) be substituted for options to purchase shares of the Successor Entity, and appropriate adjustments shall be made in the exercise price per share to reflect such exchange; (ii) be assumed by the Successor Entity such that the Participant may exercise the Options for such number of shares of the Successor Entity or amount of other securities thereof, and appropriate adjustments shall be made in the purchase price per share to reflect such exchange; (iii) be substituted for “phantom” options of the Company or the Successor Entity, and represent only a financial right to receive the cash amount of the fair market value (determined from time to time but at least annually by a financial expert appointed by the Committee or by another method determined by the Board of Directors) of the Ordinary Share underlying the Option minus the exercise price of such Option (“Phantom Options”), or (iv) each outstanding Option not yet vested shall, automatically (but conditional upon closing of the Change of Control transaction), vest in full at least thirty (30) days prior to the Change of Control, so that each such Option shall become fully exercisable for all of the Ordinary Shares underlying such Option (the “Change of Control Acceleration”).

In the event that the Ordinary Shares (or ADRs representing them) will no longer be traded on any stock exchange, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: (x) each Option shall be substituted for a Phantom Option, or (y) each outstanding Option not yet vested shall, automatically become subject to the Change of Control Acceleration.

In the event that a Change of Control Acceleration event takes place, the Company shall notify each Participant of the contemplated Change of Control, at least thirty (30) days prior to the Change of Control, in the form and method as the Board of Directors deems applicable. Any unexercised Option (whether vested prior to such event or not) that is not assumed or substituted under this Section 6.3, shall automatically terminate and become null and void as of the closing date of the Change of Control Transaction.

Anything herein to the contrary notwithstanding, the provisions of this Section 6.3 shall be subject to all other terms and provisions of the Plan remaining in full force and effect.

6.4
Without derogating from other provisions of this Plan, the Committee shall determine the specific adjustments to be made under this Section 6 or in any event which is not detailed in this Section 6 (spin-off, spin-up, etc.), and its determination shall be conclusive.

7.	Options under the Plan; Grant Instrument

7.1.
Eligible Grantees.  Options may be granted to any Employee or Non- Employee of the Company or any Affiliate selected by the Committee provided, however, that no Option may be granted by the Committee to any person serving as a member of the Committee at the time of the grant. The grant of an Option to a Participant shall neither entitle such Participant to, nor disqualify him from, receiving any other grants of Options pursuant to the Plan or participating in any other share option plan.  Any grant of Options under the Plan shall be in compliance with the requirements under applicable laws and regulations, including by reason of their applicability to the Company’s shareholders or otherwise.

7.2.
Grant Instrument.  Each Option granted under the Plan shall be evidenced by a written instrument signed by the Company and accepted in writing by the Participant which shall be accompanied by a copy of this Plan and shall contain such provisions as the Committee, in its sole discretion, may deem necessary or desirable (the "Grant Instrument"). By accepting an Option, a Participant thereby agrees that the Option shall be subject to all the terms and provisions of this Plan and the applicable Grant Instrument. Unless otherwise determined by the Committee, no payment is required to be made by a Participant on acceptance of an Option. The Grant Instrument shall also state the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option).

7.3.
Cancelled Options. Where the Company cancels any Option granted to a Participant but not exercised and issues new Option(s) to the same Participant, the issue of such new Option(s) may only be made with available unissued Options (excluding, for this purpose, the Options so cancelled) within the limit of this Plan under Section 3.1.

8.	Options

8.1.
Exercise Price.  The Committee shall determine the exercise price per Ordinary Share ("Option Exercise Price"), subject to applicable law, regulations and guidelines. The Option Exercise Price will be determined taking into consideration the fair market value of an Ordinary Share at the time of grant. The fair market value of an Ordinary Share on any date will be equal to the average of the closing sale price of Ordinary Shares during the preceding 30 trading days, as such closing sale price is published by the Tel Aviv Stock Exchange, or if the Ordinary Shares are not listed on the Tel Aviv Stock Exchange, the main securities exchange on which the Ordinary Shares are traded or, if there is no sale of Ordinary Shares on such date, the average of the bid and asked prices on such exchange at the closing of trading on such date or, if Ordinary Shares are not listed on a national securities exchange on such date, the closing price or, if none, the average of the bid and asked prices in the over the counter market at the close of trading on such date, or if the Ordinary Shares are not traded on a national securities exchange or the over the counter market, the fair market value of an Ordinary Share on such date as determined in good faith by the Committee. Notwithstanding the foregoing, the Committee may, upon reasons detailed in its decision, determine an exercise price not taking into consideration the fair market value of an Ordinary Share that will not be less than the par value of an Ordinary Share. Unless otherwise provided in the Grant Instrument, the Option Exercise Price shall be paid in NIS. Except for any applicable provisions of the Tax Ordinance or relevant securities laws or specific provisions of this plan, the Ordinary Shares and any other securities issued to a Participant (or the Trustee on his behalf) upon Option exercise and payment of the Option Exercise Price shall be subject to the articles of association of the Company from time to time in force (including, without limitation, provisions relating to voting and dividend) and shall be free and clear of any transfer restrictions; pledges, encumbrances or liens; and other third party rights of any kind.

 Without derogating from the generality of the immediately preceding paragraph and only with respect to Options granted on or after February 23, 2009, at any time after the grant of such Options that the Company distributes cash dividends in the ordinary course, with respect to all of its issued and outstanding Ordinary Shares, in an amount in excess of 40% (forty percent), or of another percent resolved by the Board of Directors, of the Company's Net Income for the relevant period (the "Excess Dividend"), and the record date for determining the right to receive such dividends is earlier than the Exercise Date of such Options, then the Option Exercise Price (as adjusted from time to time) for each Ordinary Share underlying an Option (granted on or after February 23, 2009 and whether vested or not as at the relevant record date), not exercised prior to such record date, shall be reduced, ipso facto, as at such record date, by an amount equal to the gross amount of the Excess Dividend per Ordinary Share. Without derogating from the generality of the immediately preceding paragraph but instead of the provisions of this paragraph above and only with respect to Options granted on or after __ May 2012 (or granted earlier but become subject to this provision thereafter), at any time after the grant of such Options that the Company distributes cash dividends in the ordinary course, with respect to all of its issued and outstanding Ordinary Shares, and the record date for determining the right to receive such dividends is earlier than the Exercise Date of such Options, then the Option Exercise Price (as adjusted from time to time) for each Ordinary Share underlying such Option (whether vested or not as at the relevant record date), not exercised prior to such record date, shall be reduced, ipso facto, as at such record date, by the gross dividend amount so distributed (the "Full Dividend") per Ordinary Share (and not the Excess Dividend).

The Excess Dividend (with respect to Options granted on or after February 23, 2009) or Full Dividend (with respect to Options granted on or after __ May 2012 (or granted earlier but become subject to this provision thereafter)) (as the case may be) per Ordinary Share, will be determined on a quarterly basis with an annual adjustment on the fourth quarter of each financial year as follows:

(a)
In respect of the first three quarters of each financial year, the Excess Dividend or Full Dividend (as the case may be) per Ordinary Share for each quarter will be determined on the basis of the cash dividends distributed and the Net Income for such quarter and the number of Ordinary Shares on the relevant record date; and

(b)
In respect of the fourth quarter of each financial year, the Excess Dividend or Full Dividend (as the case may be) per Ordinary Share for the said quarter will be determined on the basis of the total cash dividends distributed and the Net Income for the full financial year and the number of Ordinary Shares on the relevant record date and the deduction of the aggregate Excess Dividend or Full Dividend (as the case may be) per Ordinary Share for the preceding three quarters.  For the avoidance of doubt, the downward adjustments to Option Exercise Price made in the preceding three quarters pursuant to sub-paragraph (a) above shall be final and binding and shall not be reversed in the fourth quarter of a financial year.

At any time that the Company distributes cash dividends other than in the ordinary course, with respect to all of its issued and outstanding Ordinary Shares, and the record date for determining the right to receive such dividends is earlier than the Exercise Date of Options, then the Option Exercise Price (as adjusted from time to time) for each Ordinary Share underlying an Option (whether vested or not), not exercised prior to such record date, shall be reduced, as at such record date, by the ~~a~~gross dividend~~n~~ amount so distributed per Ordinary Share~~which the Board of Directors considers as reflecting the impact such distribution will have or will likely to have on the trading price of the Ordinary Shares~~; provided, that ~~(i) the Board of Directors' determination of any adjustments shall be final and conclusive on all Participants; (ii) the amount of adjustment shall not exceed the amount of such cash distribution per Ordinary Share; and (iii)~~ any adjustment provided for in this paragraph shall be cumulative to any other adjustments contemplated under the immediately preceding paragraph or approved by the shareholders of the Company in general meeting.

The Option Exercise Price shall not be reduced to less than the par value of an Ordinary Share.

With respect to Cashless Options, the Option Exercise Price per share set forth in the Grant Instrument (as adjusted from time to time) will not represent the actual amount to be paid by the Participant to the Company for said Cashless Options, but will only be used for the purpose of calculating and determining the number of Ordinary Shares to be issued to the Participant as the result of the exercise of a Cashless Option.

8.2.
Vesting Schedule.  An Option shall become cumulatively vested as to one-fourth (25%) of the Ordinary Shares covered thereby on each of the first, second, third, and fourth anniversaries of its Commencement Date, unless otherwise set by the Committee in the Grant Instrument.  Unless otherwise determined by the Committee and stated in the Grant Instrument, a Participant is not required to achieve any performance targets before the vesting or the exercise of an Option.

8.3.
Exercise Period.   The exercise period during which an option may be exercised will be determined by the Committee and will not exceed ten years from the Grant Date or such shorter period set forth in the Grant Instrument.

8.4.
Minimum Exercise.  No exercise of Options by a Participant, shall be for an aggregate exercise price of less than $1,000 unless such exercise is for all shares of the Company purchasable upon exercise of the Options held by a Participant (or by the Trustee on his behalf) which have vested as of such date. The partial exercise of an Option shall not cause the expiration, termination or cancellation of the remaining unexercised portion of such Option.  Each Option exercise shall be in respect of a whole number of shares, and the Company shall not issue any fractional shares; the number of shares granted under the Plan to any Participant shall be rounded off (upward or downward) to the nearest whole number.

8.5.
Method of Exercise.  An Option, or any part thereof, shall be exercised by (i) the Participant’s signing and delivering to the Company at its principal office, to the attention of its Secretary (or to the Trustee, if the Option is held in trust), an exercise notice (“Notice of Exercise”) in such form and substance as may be prescribed by the Committee from time to time, and (ii) full payment for the Ordinary Shares purchased upon the exercise of an Option.  Payment shall be made on the date of delivery of the Notice of Exercise or on a later date, if so determined by the Committee, by the following means: (x) in cash, by certified check, bank cashier's check or wire transfer, or (y) subject to the approval of the Committee, by such other method of payment as the Committee may from time to time authorize.

8.6.	Cashless Exercise – The Board of Directors of the Company may, at its discretion, resolve from time to time:

(i)  to allow Participants to exercise their vested Options during a fixed period either (x) in cash; or (y) through a cashless exercise procedure, pursuant to which each vested Option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments described in Section 3.2 or 8.1 above), in accordance with the Cashless Formula (“Cashless Options”); or

(ii) with respect to any or all Options granted after February 23, 2009 and without derogating from the provisions of clause (i), to allow Participants to exercise their vested Options during a fixed period only through a cashless exercise procedure, pursuant to which each vested Option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments described in Section 3.2 or 8.1 above), in accordance with the Cashless Formula (“Cashless Options”).

During the period when Cashless Exercise is allowed under clause (i)(y) or under clause (ii), the Participant may exercise vested Cashless Options by signing and delivering to the Company at its principal office, to the attention of its Secretary (or to the Trustee, if the Option is held in trust), a Notice of Exercise in such form and substance as may be prescribed by the Committee and pay the nominal value of the Ordinary Shares in the manner as specified in Section 8.5.

The Committee or someone designated by it  and/or the Trustee will make all applicable calculations with respect to the Option Exercise Price and determine the amount of Ordinary Shares issued or to be issued upon exercise of the vested Options, all in accordance with the Plan on the date on which the Notice of Exercise has been delivered (as specified in Section 8.5, and if such date is not a business day, the first business day following such date) ("Notice Date") including the applicable exchange rate in effect on the Notice Date and such calculation will be binding on the Participants.

Fractional Shares will be rounded down to the nearest whole number of Ordinary Shares.

8.7.
Issuance of Shares.  Subject to any other applicable provisions of this Plan, Ordinary Shares purchased upon the exercise of an Option shall be issued in the name of the Trustee or the Participant, all in accordance with the requirements of the Tax Ordinance.

8.8.
Waiver of Option Rights.  At any time prior to the expiration of any Option, a Participant may waive all rights attributable to such Option by delivering a written notice to the Company's principal office, to the attention of its Secretary. Such notice shall be accompanied by the applicable Grant Instrument, shall specify the number of Ordinary Shares subject to the Option with respect to which the Participant waives his rights and shall be signed by the Participant.  Upon receipt by the Company of the notice of waiver with respect to any Option, such Option shall expire with respect to the number of Ordinary Shares specified therein, and an amended Grant Instrument will be issued with respect to any Option or Options (or portion thereof) covered by the Grant Instrument as to which rights attributable thereto were not waived.

8.9.
Notices.   All notices delivered by a Participant hereunder shall be signed by the Participant and notarized or certified by an attorney, or signed in the presence of (and countersigned by) the Company’s General Counsel or Corporate secretary. Any notice if sent by the Participant shall be irrevocable and shall not be effective until actually received by the Company.

9.	Termination of Employment or Service

9.1.
Voluntary Termination by Participant.  In the event that a Participant's employment with or service to the Company or any Affiliate (as the case may be) is terminated by the Participant voluntarily for any reason other than Retirement, Disability or death: (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable for a period of 90 days following either termination or the date upon which the Participant may freely sell Ordinary Shares acquired upon Option exercise, the later date of the two and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at the time of termination.

9.2.
Termination by the Company or an Affiliate Other Than For Cause. In the event that a Participant's employment with or service to the Company or any Affiliate (as the case may be) is terminated by the Company or such Affiliate for any reason other than for Cause: (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable for a period of one year following termination~~during the remainder of their exercise period~~, and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at such time.  Section 9.2 shall not apply upon occurrence of the events specified in Section 6 whereupon the provisions therein shall govern.

9.3.
Termination By Reason of Retirement, Death or Disability.  In the event that a Participant's employment with or service to the Company or any Affiliate (as the case may be) terminates by reason of the Retirement, Disability or death of the Participant: (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable during the remainder of their exercise period, and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at such time; provided, however, that a pro rata portion of the Options that would have become vested on the next anniversary of the Commencement Date (but for such termination of employment or service) shall become vested on the date of such termination of employment or service and shall be exercisable during the remainder of their Exercise Period.  Such pro rata portion shall be determined by multiplying the number of unvested Options scheduled to vest on the next anniversary of the Commencement Date by a fraction, the numerator of which is the number of full and partial months which the Participant has been employed with or gave services to the Company or any Affiliate since the most recent anniversary of the Commencement Date (or, if less than one year has elapsed since the Commencement Date, since the Commencement Date) and the denominator of which is twelve, rounded down to the nearest whole number.

9.4.
Termination For Cause.   In the event a Participant's employment with or service to the Company or any Affiliate (as the case may be) is terminated for Cause, all outstanding Options granted to such Participant shall expire upon the termination of employment or service.  A Participant shall be entitled to challenge the Committee’s determination that a termination is for Cause, in which case, the final determination shall be made by a court of competent jurisdiction.

9.5.	Expiration of Term. Notwithstanding anything to the contrary in this Section 9, no Option shall be exercisable after the expiration of its Exercise Period.

9.6.
Continuation of Employment or Service. Notwithstanding anything to the contrary in this Plan, for the purpose of this Plan, employment by or service to the Company and any Affiliate shall be deemed continuous employment or service, and the move of a Participant as an employee or service provider between the Company and any Affiliate (or among the Affiliates) shall not be deemed termination of employment or service under this Plan.

10.	Trust Arrangement

10.1.
Approved 102 Options which shall be granted under this Plan and any Ordinary Shares allocated or issued upon exercise of such Approved 102 Options and other rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Participants for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the “Holding Period”).

10.2.
With respect to any Approved 102 Option, subject to Section 102 and the Rules, Participants shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of Ordinary Shares or any rights, including bonus shares, before the end of the applicable Holding Period. If a Participant sells or removes the Shares from the Trustee before the end of the applicable Holding Period (“Breach”), the Participant shall pay all applicable taxes imposed on such Breach by Section 7 of the Rules.

10.3.
Until all taxes have been paid in accordance with Section 7 of the 102 Rules, Options and Shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Options and Shares may be validly transferred in a transfer made by will or laws of descent, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Participant were he or she to have survived.

10.4.
Upon receipt of Approved 102 Option, the Participant will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with this Plan, or any Approved 102 Option or Ordinary Share granted to him thereunder.

11.	Rights as a Shareholder

No Participant shall have any rights as a shareholder with respect to any Ordinary Shares or other securities of the Company covered by or relating to any Option, whether or not exercisable, until the due issuance of such shares by the Company.  Ordinary Shares to be issued upon the exercise of an Option will be subject to all provisions of the Articles of Association of the Company for the time being in force and will, subject to the completion of registration (as referenced below), rank pari passu in all respects with the then existing fully paid Ordinary Shares in issue on the date in which the Option is duly exercised or, if that date falls on a day when the register of members of the Company is closed, the first day of re-opening of the register of members ("Exercise Date") and accordingly will entitle the holders thereof to participate in all dividends or other distributions paid or made on or after the Exercise Date other than any dividend or other distribution previously declared or recommended or resolved to be paid if the record date therefor shall be before the Exercise Date. An Ordinary Share issued upon the exercise of an Option shall not carry voting rights until the Participant has been duly entered on the register of members of the Company as the holder thereof.

12.	No Special Employment or Service Rights; No Right to Option

Nothing contained in this Plan or any Grant Instrument shall confer upon any Participant any right with respect to the continuation of employment by or service to the Company or any Affiliate or interfere in any way with the right of the Company or any Affiliate, subject to the terms of any separate employment or service agreement, at any time to terminate such employment or service, or to increase or decrease the compensation of or payment to the Participant. The Plan shall not form part of any contract of employment.  No person shall have any claim or right to receive any shares hereunder except in accordance with the express terms of this Plan and a Grant Instrument issued to such person.

13.	Tax Matters

13.1.
This Plan shall be governed by, and shall be conformed with and interpreted so as to comply with, the requirements of Section 3(i) or Section 102 of the Tax Ordinance (as the case may be) and any regulations, rules, orders, or procedures promulgated thereunder.

13.2.
Any tax consequences arising from the grant or exercise of any Option, from the payment for Ordinary Shares covered thereby or from any other event or act (of the Company, and/or its Affiliates, and the Trustee – if applicable - or the Participant), hereunder, shall be borne solely by the Participant. The Company and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Participant shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant.

13.3.	The Company and/or, when applicable, the Trustee shall not be required to release any share certificate to a Participant until all required payments have been fully made.

13.4.
With respect to Unapproved 102 Option, if the Participant ceases to be employed by the Company or any Affiliate, the Participant shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

14.	Withholding Taxes

Whenever cash is to be paid pursuant to an Option, the Company shall have the right to deduct from such payment an amount sufficient to satisfy any applicable withholding tax requirements related thereto. Whenever Ordinary Shares or any other non-cash assets are to be delivered pursuant to the exercise of an Option, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any applicable withholding tax requirements related thereto, and if such amount of cash is not timely remitted, to withhold such Ordinary Shares or any other non-cash assets pending payment by the Participant of such amounts.

15.	Transfers Upon Death; Non-Assignability

15.1.
Death.  Upon the death of a Participant, outstanding Options granted to such Participant may be exercised only by (i) the Designated Beneficiary designated by such Participant pursuant to Section 23 below, or (ii) if such Participant did not designate a Designated Beneficiary, to the person deemed as such Participant's Designated Beneficiary pursuant to Section 23 below or to a person who shall have acquired the right to the Options by will or by the laws of descent and distribution. No transfer of an Option by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with (a) written notice thereof and with a copy of the relevant section of the will relating to the bequest of the Option, certified by a notary and/or such other evidence as the Committee may deem necessary to establish the validity of the transfer and (b) a written consent by the transferee to pay the Option Exercise Price upon exercise of the Option, if any, and otherwise abide by the terms set forth in this Plan and in the relevant Grant Instrument.

15.2.	Non-Assignability.

15.2.1.
Notwithstanding any other provision of the Plan, no Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Participant each and all of such Participant's rights to purchase Ordinary Shares hereunder shall be exercisable only by the Participant. Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void and shall entitle the Company to cancel any Option granted to such Participant to the extent not already exercised.

15.2.2.
As long as Options or Ordinary Shares purchased pursuant to thereto are held by the Trustee on behalf of the Participant, all rights of the Participant over the shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

16.	Expenses and Receipts

The expenses incurred in connection with the administration and implementation of the Plan (excluding any taxes and other liabilities to which the Participant is subject as a result of his or her participation in the Plan) shall be paid by the Company. Any proceeds received by the Company in connection with the exercise of any Option may be used for general corporate purposes.

17.	Term and Termination

17.1.
Term of Plan.  Options may be granted at any time after (i) the Effective Date (ii) (for CGO or OIO Options) the Trustee has been approved by the Israeli Income Tax Authorities pursuant to the requirements of the Tax Ordinance, and (iii) any other approvals or consents required by law have been received, until the Termination Date after which period no further Options may be issued but the provisions of the Plan shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted or exercised prior thereto or otherwise as may be required in accordance with the provisions of the Plan.

17.2.
The Board of Directors of the Company may, at any time and from time to time, terminate the Plan in any respect, subject to any applicable approvals or consents that may be otherwise required by law, regulation or agreement, including by reason of their applicability to its shareholders or otherwise, and provided that no termination of the Plan shall adversely affect the terms of any Option which has already been granted. Upon such termination, no further Options will be offered under the Plan, but in all other respects the provisions of the Plan shall remain in force to the extent necessary to give effect to the exercise of any Options (to the extent not already exercised) granted prior thereto or otherwise as may be required in accordance with provisions of the Plan and Options (to the extent not already exercised) granted prior to such termination shall continue to be valid and exercisable in accordance with the Plan.

18.	Amendment of the Plan

18.1.
Subject to other sections of the Plan, applicable law and the rules and regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise, the Plan may be altered or amended in any respect by a resolution of the Board of Directors of the Company ~~except that, to the extent applicable, provisions relating to matters set out in Rule 17.03 of Chapter 17 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd as amended from time to time, shall not be altered or amended to the advantage of Participants except with the prior sanction of a resolution of the shareholders of the Company in general meeting~~.

18.2.
~~Any alterations or amendments to the terms and conditions of the Plan which are of a material nature or any change to the terms of the Options granted must be approved by the shareholders of the Company except where the alterations take effect automatically under the existing terms of the Plan~~Intentionally Omitted.

18.3.
Intentionally Omitted~~Any change to the authority of the Board of Directors of the Company or the Committee in relation to any alteration to the terms of the Plan must be approved by the shareholders of the Company in general meeting~~.

18.4.
The terms of the Plan and/or any Options amended pursuant to this section 18 must comply with the applicable rules and/or regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise.

19.	Failure to Comply

In addition to the remedies of the Company elsewhere provided for herein, failure by a Participant to comply with any of the terms and conditions of the Plan or the applicable Grant Instrument shall be grounds for the cancellation and forfeiture of such Option, in whole or in part, as the Committee, in its absolute discretion, may determine, provided however, that such failure is not remedied by such Participant within ten days after notice by the Company of such failure.

20.	Required Approvals

The Plan is subject to the receipt, and the terms, of all approvals and permits required under any applicable law or by regulatory authorities having jurisdiction over the Plan, the Options, or the Ordinary Shares issued upon exercise of Options, including by reason of their applicability to the Company's shareholders or otherwise.

21.	Applicable Law

The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and construed and administered in accordance with the laws of the State of Israel.

22.	No Rights Against the Company or an Affiliate

This Plan shall not confer on any person any legal or equitable rights (other than those constituting the Options themselves) against the Company or any Affiliate directly or indirectly or give rise to any cause of action at law or in equity against the Company or any Affiliate.

23.	Treatment of Participants

There is no obligation for uniformity of treatment for Participants.

24.	Unfunded Status of Awards

The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation.  With respect to any payments not yet made to a Participant pursuant to an Option, nothing contained in the Plan or any Grant Instrument shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

25.	No Fractional Shares

No fractional shares shall be issued or delivered upon exercise of an Option. Unless otherwise provided herein, in lieu of fractional shares, the Company shall pay to an exercising Participant cash or other property, or issue additional Options, as the Committee deems appropriate.

26.	Designation of a Beneficiary

A Participant may file with the Company a written designation of a Designated Beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no Designated Beneficiary survives the Participant, the Participant's estate representative (e.g. executor, administrator or similar representative) shall be deemed to be the Participant's Designated Beneficiary.

27.	Integration of Section 102 and Tax Assessing Officer’s Permit

27.1.
With regards to Approved 102 Options, the provisions of the Plan and/or the Grant Instrument shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the Plan and of the Grant Instrument.

27.2.
Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Grant Instrument, shall be considered binding upon the Company and the Participants.

28.	Confidentiality

The Participant shall not divulge the details of the Plan and/or his holdings to any person except with the prior written permission of the Company, unless so required to do under any statutes or regulations applicable to such Participant.

Annex “E”

Partner Communication Company Ltd.
Legal Department

8 Amal Street
Afeq Industrial Park
P.O.Box 435
Rosh Ha'ayin 48103
Israel
Tel 972-54-7814191
Fax 972-54-7814193
www.orange.co.il

Date: ___________,~~2011~~ 2012
Dear Mr./Ms. ___________

Letter of Indemnification

1.
Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer or director in Partner or as an officer or director on behalf of Partner in a company controlled by Partner or in which Partner has a~~n~~ direct or indirect interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.
Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the court; provided, that such liability pertain to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner's activities at the time of granting this undertaking and are at the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth herein;

1.2.
Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.
Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and either (i) no financial liability was imposed on you in lieu of criminal proceedings, or (ii) financial liability was imposed on you in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in or in the law referred to in the Israeli Companies Law ~~(as defined below)~~ of 1999 (the “Israeli Companies Law”), or in relation to a financial sanction ("itzum caspi").

1.4.	Payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) ((52נד(א)(1)(א) of the Israeli Securities Law of 1968 (the "Israeli Securities Law"), including by indemnification in advance.

1.5.
Expenses incurred in connection with a Procedure ("halich"), as defined in Section 56.8(a)(1) (56ח(א)(1)) of the Israeli Securities Law (a "Procedure"), in connection with any of your affairs including, without limitation, reasonable litigation expenses, including legal fees, including by indemnification in advance.

1.6.	Any other liability or expense indemnifiable under any applicable law.

2.
Partner may not indemnify you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an ~~intentional~~ act intended to unlawfully yield a personal profit; ~~and~~ (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you; and (v) a Procedure ("halich").

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.13~~4~~) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.
That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.
That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process.  The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so; provided, that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.
That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself.  You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.4.
That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.5.
That in the event that you are paid for any sums in accordance with this letter of indemnification in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

3.6
That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification even when you are no longer an officer or director in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as such officer or director.

3.7
The terms contained in this letter will be construed in accordance with the Israeli Companies Law~~, 1999 (the “Israeli Companies Law”),~~ and in the absence of any definition in the Israeli Companies Law, pursuant to the Israeli Securities Law~~, 1968~~. Schedule I hereto constitutes an integral part hereof.

3.8
The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, including, ipso facto, as further expanded in the future, and for the purposes for which it was intended. Without derogating from the generality of the foregoing, it is clarified that with respect to any expansion of indemnification that is currently, or will in the future be, permitted by law following incorporation of specific provisions in Partner’s Articles of Association, such expansion be in effect ipso facto even prior to such incorporation, based on Article 34.1 of the Articles of Association, which allows indemnification to the fullest extent permitted by law. In the event of a conflict between any provision of this letter and any provision of the law that cannot be superseded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.9
The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification towards you, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever, then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.10
Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.13~~4~~ below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely to events that occur after the date of such change; provided, that prior notice has been given to you of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever, and the letter of indemnification prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against you after the change or revocation of the letter of indemnification. In all other cases, this letter may not be changed unless Partner and you have agreed in writing.

3.11
This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

3.12
No  waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstance as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.13
The aggregate indemnification amount payable by Partner to all directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by Partner in the future (including, inter alia, to officers and directors nominated on behalf of Partner in Subsidiaries), will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification (the “Maximum Indemnity Amount”).

3.14
The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party.  In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitled to collect such amount of payment from the insurance proceeds.

3.15
In the event the indemnification amount Partner is required to pay to its directors and other indemnified persons, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.13~~4~~ above after deducting any indemnification amounts paid or payable by Partner to any of its directors or other indemnified persons at such time, such Maximum Indemnification Amount or such remaining balance will be allocated among the directors and the other indemnified persons entitled to indemnification, in the same ratio as with respect to any event the amount for which each individual directors or other indemnified persons may be indemnified is to the aggregate amount that all of the relevant directors and other indemnified persons involved in the event may be indemnified.

3.16	The foregoing does not derogate from Partner's right to indemnify you retroactively in accordance with that permitted by the Articles of Association of Partner and applicable law.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “U.S. Securities Act”) may be permitted to Partner’s directors and officers, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

[INTENTIONALLY LEFT BLANK]

The law of the State of Israel shall govern this Letter of Indemnification and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification, except if an indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully,

______________________
On behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertakings of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwithstanding the above, if this indemnification letter shall be void for any reason whatsoever, then, any previous undertaking of Partner for indemnification towards me shall remain in full force and effect.

_____________________

Name:  _______________

Date:  ________________

Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification:

1.
Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

Without limiting the generality of the foregoing, Partner's public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005, shelf registration in 2009, private offering of debt securities in 2009, public offering of debt securities in 2010, private offering of debt securities in 2011, public offering of debt securities in 2011 and shelf registration in 2012.1

2.
All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are or were traded on a stock exchange (including, without limitation, Nasdaq stock market, the Tel Aviv Stock Exchange and the London Stock Exchange), whether in Israel or abroad.

3.
The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.
A Transaction, Extraordinary Transaction, or an Activity within the meaning of ~~s~~Section 1 of the Israeli Companies Law, including negotiations for entering into a ~~t~~Transaction or an ~~a~~Activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a ~~t~~Transaction or ~~a~~Activity.

6.
Investments which Partner and/or its ~~s~~Subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

1This text was moved partly from section 28 below.

7.
The merger acquisition or other business combination or restructuring, or any such proposed transaction and any decision related to it (by Partner or another person) of Partner, any subsidiary thereof and/or any affiliate thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, or any dissolution, receivership, creditors' arrangement, stay of proceeding or any similar proceeding, of Partner, any of its ~~s~~Subsidiaries and/or any of its affiliates.

8.
Tender offers for Partner's securities, including in connection with Partner's Board of Directors' opinion regarding a Special Tender Offer as defined in the Israeli Companies Law or refraining from such opinion.

~~8~~ 9.
Labor relations and/or employment matters in Partner, its ~~s~~Subsidiaries and/or its affiliates and trade relations of Partner, its ~~s~~Subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

~~9~~10.	The testing of products developed and/or marketed by Partner, its ~~s~~Subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

~~10~~11.
The intellectual property of Partner, its ~~s~~Subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

~~11~~ 12.
Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its ~~s~~Subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

~~12~~ 13.
The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

~~13 14.~~ 	Any ~~company~~ Distribution (“haluka” -as defined in the Israeli Companies Law).

Without limiting the generality of the foregoing, any share repurchase and distribution of dividends, including, without limitation, in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008, 2009, 2010 (including the special dividend distribution as of March 2010, approved by the District Court), 2011 and 2012.2

~~14~~15.	Taking part in or performing tenders.

~~15~~16.
The making of any statement, including a representation or opinion made by an officer or director of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

~~16~~17.	An act in contradiction to the Articles of Association or Memorandum of Partner.

18.	Any action or omission in connection with voting rights in Partner.

2This text was moved partly from section 29 below.

~~17~~19.	Any action or decision in relation to work safety and/or working conditions.

~~18~~20.	Actions taken pursuant to any of Partner’s licenses, or any breach thereof.

~~19~~21.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

22.	A payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) (52נד(א)(1)(א)) of the Israeli Securities Law.

~~20~~ 23.	Negotiation for, signing and performance or non-performance of insurance policies.

~~21~~ 24.
Events associated with the drawing up and/or approval of financial statements,including the acts or omissions relating to the adoption of financial reports (including International Financial Reporting Standards IFRS), preparation and signing Partner's financial statements, consolidated or on a sole basis, as applicable, as well as the editing or approval of the Directors' report or business plans and forecasts, providing an estimate of the  effectiveness of Partner's internal controls and other matters in connection with the financial statements and Directors' report and provision of statements relating to the financial statements.

~~22~~ 25.	Events associated with ~~B~~business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

~~23~~26.
Reporting and/or filing of applications or reports, under any applicable law (including immediate reports, periodic or other), disclosure, messaging, providing (or failure to provide) information, statements, declarations, evaluations, presentations, opinions, reviews, requests for approval, or otherwise to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

~~24~~27.
Actions and any legal process, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, restrictive arrangements, mergers and monopolies.

~~25~~28.	Investigations conducted against you by any governmental or quasi-governmental authority.

~~26~~29.
Class actions, including class actions in respect of the environment, consumer protection or complaints, roaming, content services, the Communications Law of 1982, any of Partner’s licenses, Partner’s contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

~~27~~	~~Any other action which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.3~~

~~28~~
~~Partner's public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005, shelf registration in 2009.4~~

3This text was moved to section 39 below

~~29~~	~~Share repurchase and distribution of dividends in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008 and 2009.5~~

30.
All matters relating to the change of control transaction, entered into on August 12, 2009, between Advent Investments Pte Ltd. and Scailex Corporation Ltd. (“Scailex”), under which Scailex agreed to acquire 78,940,104 Ordinary Shares of Partner.

31.	All matters relating to a potential sale of Partner’s securities by Scailex Corporation Ltd., any affiliates thereof or any other Material Shareholder (“ba’al menaya mahuti”) of Partner.

~~31~~32.	Transactions or agreements entered into between Partner and any of its shareholders or between shareholders of ~~the Company~~Partner.

33.	Transfer of information to shareholders or potential shareholders of Partner, including Interested Parties.

~~32~~34.	All matters relating to breach of Partner contracts.

~~33~~35.
Activities Partner may pursue in new areas such as transmission services, access to high-speed Internet services, fixed line and long-distance telephony services, cable television and other communication services to subscribers.

36.
Establishment, registration, administration, or making use of registries and information databases, including as required by the provisions of the Protection of Privacy Law of 1981 (including regulations, orders, directives, rules or provisions and instructions) issued by any competent authority or by virtue of those authorities and any decision or other action relating to said law.

~~34~~37.
A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in Partner and/or that was taken for the sake of Partner and/or on its behalf.

~~38.~~
A payment or non-payment to any governmental authority under any applicable law, including the payment of income tax, sales tax, betterment tax on real estate, transfer taxes, excise, value added tax, stamp tax, customs, National Insurance payments, municipal levies, royalty fees or any other fees, levies, financial sanction ("itzum caspi") in connection with any of Partner’s licenses, and including any kind of fines, interest and linkage increments.

~~39.~~ 	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.6

4This text was moved to section 1 above
5This text was moved to section 14 above
6This text was moved from section 27 above

~~35~~ 40.	Any of the foregoing events, relating to your service as an officer or director in any of Partner's Subsidiaries on Partner's behalf.

41.	Any of the foregoing events, as it may relate to 012 Smile Telecom Ltd. or to any company in which it has a direct or indirect interest.

In each of the events specified above, including, without limitation, in connection with documents relating to these matters, and in connection with actions or decisions relating to these matters, and in connection with representations and undertakings made relating to these matters, including, without limitation, such representations and undertakings made towards third parties (including, without limitation, governmental authorities) or towards Partner or anyone on its behalf (including, without limitation, advisors, such as accountants, lawyers, etc.).

In each of the events specified above, reference to any action includes also failure to perform an action (omission) or performing it poorly (including, without limitation, non- performance of an action required under law or performing it in a poor manner that does not comply with the legal requirements), and including, without limitation, making a decision; in each case, unless the context in a specific item above does not allow this interpretation.

Annex "F"

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
Non of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	1Cancelled

21.5
2Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee3.

1 Amendment No. 52

2 Amendment No. 3

21.7	(a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

3 Amendment No. 4

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes4  reduces to less than 26% 5 6 7 of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

'For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.10

4 Amendment No. 25

5 Amendment No. 9

6 Amendment No. 28

7Amendment No. 31

8 Amendment No. 31

9 Amendment No. 25

10 Amendment No. 31

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes11

22A.1.
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of  Control in the Licensee.

22A.2
The total cumulative holdings of "Israeli Entities", one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

11 Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8 The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; 12the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

12 Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION FROM THE BINDING
HEBREW VERSION OF DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]

Date: April 3, 2012

Partner Communications Company Ltd.
Deed of Vote

Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”).

Type, date and place of meeting: Annual General Meeting (the “AGM”) will be held on Tuesday May 8, 2012 at 10:00 am. (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is #972-54-781-4191.

Pursuant to the Israeli Companies Law of 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005 (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items no. 4-6, and 8 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”). For the shareholder’s convenience, items no. 1-3 and 7 on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

For the Shareholders’ convenience, below are the items 1-3 and 7 on the agenda, which are not subject to the Regulations Procedure:

1.
Re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

2.
Discussion of the auditor’s remuneration for the year ended December 31, 2011, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2011;

3.	Discussion of the Company’s audited financial statements for the year ended December 31, 2011 and the report of the Board of Directors for such period; and

7.	Approval of amendments to certain provisions of the Company’s 2004 Share Option Plan.

The items on the agenda, which are subject to the Regulations Procedure:

4.
Re-election of the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Ilan Ben Dov, Dr. Shlomo Nass, Dr. Arie Ovadia, Mr. Yahel Shachar, Mr. Arie (Arik) Steinberg and Mr. Avi Zeldman; approval of the compensation terms of several directors; approval (subject to adoption of Resolution 8 below) of indemnification of the directors up for re-election at the AGM and of Ms. Osnat Ronen; and approval that no change is made to the D&O insurance of the directors up for re-election at the AGM and of Ms. Osnat Ronen.

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting unless otherwise provided in the Company’s Articles of Association.

In accordance with Section 22A3 of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the "Founding Israeli Shareholders"). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Hedging Committee, the Debt Committee, the Security Committee and the Corporate Governance Committee. She has served as a General Partner of Viola Private Equity since January 2008. From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi Partners Ltd., the investment banking services arm of the Leumi Group. Between 2004 and 2007, Ms. Ronen was the Deployment Strategy & Execution Manager of the Bachar reform implementation of the Leumi Group which included management of the sale of provident and trust funds of the Group. Prior to these positions, she served as Deputy Head of the Subsidiaries Division of The Leumi Group from 1999 until 2001. Ms. Ronen served on the Board of Directors of the following companies: the Paz Group, Direct Insurance Ltd., Leumi Card Ltd., Fox-Weizel Ltd., Arab Israeli Bank, Leumi Mortgage Bank and more. Currently, Ms. Ronen serves as a director on the Board of Directors of the following companies: Matomy Media Group Ltd., Amiad Filtration Systems Ltd., Aeronautics Systems Ltd., Degania Medical Ltd. and Orad Hi-tech Ltd. Ms. Ronen holds a BSc degree in mathematics and computer science and an M.B.A. degree, both from Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company. Ms. Ronen was born on 29.11.1962; I.D No. 057972077; Citizenship: Israeli; Residing at: 13 Z' Be'heshvan Street, Ramat Hasharon.

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which became vacant. Any director elected in such manner shall serve in office until the coming annual meeting and may be re-elected. Accordingly, the Board of Directors has elected Dr. Arie Ovadia as of November 22, 2011 and Mr. Arie (Arik) Steinberg as of January 29, 2012, as directors of the Company.

All the directors listed below will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is made hereby to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the service of Mr. Barry Ben-Zeev (Woolfson) as an external director (Dahatz) of the Company. Dr. Michael Anghel, the Company’s other external director (Dahatz), is proposed for re-election under item 5 below. The service of Mr. Zeldman was recommended by Bank Leumi Ltd. and, as announced in 2009 by Scailex Corporation Ltd. (“Scailex”), the Controlling Party (as stated in the Israeli Companies Law) of the Company, Scailex must use its voting power in the Company to cause the election of at least one director recommended by Bank Leumi Ltd.

Mr. Ilan Ben Dov, Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Dr. Shlomo Nass, Dr. Arie Ovadia, Ms. Osnat Ronen, Mr. Yahel Shachar, Mr. Arie Steinberg, and Mr. Avi Zeldman were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel, Mr. Ben-Zeev (Woolfson),  Ms. Ronen, Mr. Steinberg and Mr. Zeldman also qualify as independent directors according to U.S. law. Mr. Steinberg was also determined by the Audit Committee to be an independent (bilty taluy) director under the Israeli Companies Law and regulations promulgated thereunder.

The Audit Committee and Board of Directors have noted the respective personal interests of the directors to be re-elected and of Ms. Ronen. The Audit Committee and Board of Directors have further resolved and recommended to the shareholders at the AGM, (a) to approve a compensation for Dr. Nass and Ms. Ronen commencing from the close of the AGM and approve and ratify a compensation for Dr. Ovadia and Mr. Steinberg commencing from the date of their respective election as directors, for their respective services to the Company as directors, equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders; provided, that as long as Mr. Ben-Zeev (Woolfson) continues to serve his current term as an external director (Dahatz) and as required by Israeli law, the attendance fee of Mr. Steinberg, the independent (bilty taluy) director shall conform to Mr. Ben-Zeev’s attendance fee and be 100% whether participating in person, by means of communication, or in writing, (the “Compensation”), and (b) to approve the reimbursement of reasonable expenses incurred or to be incurred in connection with the performance of position of the directors up for re-election and Ms. Ronen.

The Audit Committee and Board of Directors have approved, and recommended to the shareholders at the AGM, to approve that (i) subject to the adoption of the pertinent part of Resolution 8 below, each of the directors up for re-election and Ms. Ronen will be granted an indemnification letter; and (ii) as previously approved by the shareholders, all directors will continue to benefit from the Company's D&O insurance policy.

Mr. Ilan Ben Dov serves as Chairman of the Board of Directors of the Company and has been a director since October 2009. He is currently a member and the chairman of the Investment Committee, the Hedging Committee, the Executive (Exco) Committee and the Compensation & Nominations Committee. Mr. Ben Dov serves as Chairman of the Board of Directors of Suny Electronics Ltd. and previously had served as its Joint Chief Executive Officer for approximately fifteen years (until May 2009). Mr. Ben Dov also serves as Chairman of the Board of Directors of Scailex. He also currently serves as a director of Tapuz Anashim Ltd., Derech HaLotus Ltd., Refuat Halotus Ltd., Tao Tsuot Real Estate Ltd., Ben Dov Investments Ltd., I. Ben Dov Investments Ltd. and Harmony (Ben Dov) Ltd., as well as subsidiaries of Suny Electronics Ltd. Mr. Ben Dov served as the Chairman of the Board of Directors of Tao Tsuot Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Ben Dov is not a Family Member of another Interested Party in the Company. Mr. Ben Dov was born on 16.1.1957; I.D. No. 054676168; Citizenship: Israeli; Residing at: 14 Mishmar ha-Gvul Street, Tel Aviv.

Dr. Shlomo Nass has been a director of Partner since November 2009, and is currently a member of the Investment Committee. Dr. Nass is the senior partner at Dr. Shlomo Nass and Co. and also a senior partner at Kada Buildings Ltd. Dr. Nass serves as President, Partner and Chairman of the Board of Directors in I. G. B. – Israel Global Investments (1999) Ltd., IRS-TKB International Consultants Ltd., Chaniman Entrepreneurship Ltd., Shir Lak Ltd., M. D. K. Touch Ltd., Hevruta Marketing Ltd. and Hevruta Consumering Ltd. and the Chairman of the Board of Directors of Tao Tsuot Ltd. and also serves as a director on the Board of Directors of the following companies: Citi Group Financial Products Israel Ltd. (CFPIL); Aviv Arlon Ltd., Click Software Technologies, Tempo Beer Industries Ltd. and The Blue Shore Development Company (Tel Aviv- Herzliya) Ltd. Dr. Nass is the Vice Chairman of The Public Advisory Committee on Trade Levies and served in the past as Chairman of the Board of Directors of The Israel Electric Corp. and Chairman of the Board of Directors of Ayalon Insurance Co. and a director in IBC-Industrial Buildings Corporation Ltd. (Mivnei Ta’asiya), NMC United Entertainment, Darban Investments Ltd., Tao T’suot Nadlan and Formula Systems 1985 Ltd. Dr. Nass holds a B. Sc. degree in economics and accounting, an LL.B. degree and a Ph.D degree in law, all from Bar- Ilan University. Dr. Nass is also a Certified Public Accountant in Israel, a member of the Israel Bar and a Certified Information System Auditor by C.I.S.A. (USA). To the best knowledge of the Company and the Company's Directors, Dr. Nass is not a Family Member of another Interested Party in the Company. Shlomo Nass was born on 8.6.1960; I.D. No. 011710738; Citizenship: Israeli; Residing at: llA Rambam Street, Givat Shmuel.

Dr. Arie Ovadia was appointed as a director in the Company in November 2011. Dr. Ovadia is the managing director of Shamrock Israel Growth Fund and serves as a director on various Board of Directors including the following companies: Strauss Group Ltd., Israel Petrochemical Industries Ltd., Scailex, Elron Electronic Industries Ltd., Giron Development & Building Ltd., Destiny Holdings 1993 Ltd., Destiny  Investments 1993 Ltd., Destiny Assets (1991) Ltd., Teva Naot-Distribution Ltd., Nadlan.Com Israel Ltd., Shamrock-Cinema City Ltd., Compugen Ltd., Carmel Olpinim Ltd., Polar Investments Ltd., InterCure Ltd., Paycard Ltd., Viryant Ltd., A.A, Adav consulting Ltd., AA accounting & management 2007 Ltd., Aanatz Consulting Ltd. & Benjamin Ovadia Consultants 2007 Ltd. (Ex. Chairman), IQS Hydraulics & Engineering Ltd., Maxtech Technologies Ltd., Maxtech Networks Ltd. and Mantisvision Ltd.  Dr. Ovadia holds a BA in Economics and Accounting and an M.B.A degree, both from Tel-Aviv University and a PhD in economics from the Wharton School, of the University of Pennsylvania. To the best knowledge of the Company and the Company's Directors, Dr. Ovadia is not a Family Member of another Interested Party in the Company. Dr. Arie Ovadia was born on 25.12.1948; I.D. No. 078284338; Citizenship: Israeli; Residing at: 11 Hashomer Street, Ra'anana.

Mr. Yahel Shachar became a director of Partner in October 2009, and is currently a member of the Investment Committee, the Executive (Exco) Committee, the Security Committee, the Corporate Governance Committee and the Compensation & Nominations Committee. He serves as a director on the Board of Directors of 012 Smile Telecom Ltd.  Mr. Shachar joined Scailex in December 2001 as Chief Financial Officer. For the last five and a half years Mr. Shachar serves as Chief Executive Officer of Scailex and for the last two years as Chief Executive Officer of Suny Electronics Ltd. Mr. Shachar is also the chairman of the Board of Directors of Tapuz Anashim Ltd. Previously, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar holds an LL.B. degree from Tel-Aviv University and an LL.M. degree from Georgetown University in Washington, D.C. and he is a member of the Israeli and New York bar associations.  To the best knowledge of the Company and the Company's Directors, Mr. Shachar is not a Family Member of another Interested Party in the Company. Yahel Shachar was born on 15.3.1962; I.D. No. 057484826; Citizenship: Israeli; Residing at: 3 Derech ha-Ganim Street, Kiryat-Ono.

Mr. Arie (Arik) Steinberg became a director of Partner in January 2012, and is currently a member of the Audit Committee. He served from 2006-2010 as the Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as chairman on behalf of York Capital. Mr. Steinberg also served between 1999 - 2003 as CEO of Ilanot Batucha Investment House of the IDB Group, as well as a director of the Tel-Aviv Stock Exchange and as a director at Maalot - Israel’s rating company (business partner of S&P). Prior to that, Mr. Steinberg served as Managing Director of Etgar - Portfolio Management Trust Co. owned by Bank Mizrahi. He has served on the Advisory Boards of Mobileye Technologies and Novatrans Group SA. Mr. Steinberg studied Economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party in the Company. Arie Steinberg was born on 28.1.1965; I.D. No. 059222661; Citizenship: Israeli; Residing at: 8 Yiftach Street, Ramat Hasharon.

Mr. Avraham (Avi) Zeldman became a director of Partner in February 2011, and is currently a member of the Investment Committee, the Debt Committee and the Executive (Exco) Committee. He served from 1999-2010 as the Chief Executive Officer of Leumi Partners Ltd., a fully owned subsidiary of Bank Leumi and as Chairman of the Board of Directors of Leumi Mortgage Bank Ltd. from 1987-2010. In addition, he served from 1987 until 2000 as a senior management member of Bank Leumi for private and commercial banking and as head of the banking division responsible for all bank branches in Israel. Mr. Zeldman serves as Chairman of the Board of Directors of Fox-Weizel Ltd. and Leumi Start Fund and as a director in the following companies: Super Pharm (Israel) Ltd., Avgol Ltd., Electra Consumer Products Ltd., Techno-Rov Holdings (1993) Ltd. and Archimedes Global (Cyprus) Ltd. Mr. Zeldman studied Economics and Statistics, as well as Business Administration studies at Haifa University.  To the best knowledge of the Company and the Company’s Directors, Mr. Zeldman is not a Family Member of another Interested Party in the Company. Avi Zeldman was born on 23.8.48; I.D. No.05795919; Citizenship: Israeli; Residing at: 6 Shivtei Israel, Raanana.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, that Messrs. Ilan Ben Dov, Dr. Shlomo Nass, Dr. Arie Ovadia, Yahel Shachar, Arie (Arik) Steinberg and Avi Zeldman are re-elected to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)
RESOLVED, that (A) the Compensation of Dr. Nass and Ms. Ronen commencing from the close of the AGM is approved, and the Compensation of Dr. Ovadia and Mr. Steinberg commencing from the date of their respective election as directors is approved and ratified, and (B) the reimbursement of expenses of each of the directors up for re-election and Ms. Ronen is approved and ratified;

(iii)
RESOLVED, that (A) subject to adoption of the pertinent part of Resolution 8 below, each of the directors up for re-election and Ms. Ronen will be granted an indemnification letter; and (B) all directors will continue to benefit from the Company's D&O insurance policy; and

(iv)	RESOLVED, that these resolutions are in the best interest of the Company.”

5.
Approval of re-appointment of Dr. Michael Anghel as an external director (Dahatz), and (ii) approval of his remuneration, approval (subject to the adoption of Resolution 8 below) of his indemnification, and approval that no change is made to his D&O insurance policy.

The term of office of Dr. Michael Anghel as an External Director (Dahatz) of the Company expires on April 21, 2012. The Board of Directors recommended re-appointing Dr. Michael Anghel for one additional term of three years.

Dr. Michael J. Anghel has been an external director (Dahatz) of Partner since March 2006, and he is a member of the Audit Committee, the Investment Committee, the Executive (Exco) Committee, the Security Committee, the Corporate Governance Committee and the Compensation & Nominations Committee. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom – the second Israeli cellular operator. In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Board of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Board of Directors of Syneron Medical Ltd., Evogene Ltd., Gravity Visual Effects and Design Ltd., Dan Hotels Ltd., Orbotech Ltd., Lumus Ltd., BiolineRx Ltd. and the Strauss-Group Ltd. He is also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. (Finance) from Columbia University in New York. To the best knowledge of the Company and the Company's Directors, Dr. Michael Anghel is not a "Family Member" of another "Interested Party" in the Company.  Dr. Michael J. Anghel was born on 13.1.1939; I.D. No. 001136563; Citizenship: Israeli; Residing at: 4 After Street, Tel-Aviv.

As stated above, Dr. Michael Anghel was determined by the Board of Directors to be an “accounting and financial expert” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel also qualifies as independent director according to U.S. law.

The Company wishes to continue remunerating Dr. Michael Anghel according to the "relative method" of remuneration under the Companies Regulations (Rules for the Compensation and Expenses for an External Director) of 2000, as amended (the “Remuneration Regulations”) by paying Dr. Michael Anghel the same remuneration that the Company pays its "other directors" and its additional external director (Mr. Barry Ben-Zeev (Woolfson). Therefore, we wish to pay Dr. Michael Anghel, commencing from the date of the AGM, an annual fee of NIS 180,000 (one hundred and eighty thousand NIS) per annum and an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders; provided, that as long as Mr. Ben-Zeev (Woolfson) continues to serve his current term as an external director (Dahatz) and as required by Israeli law, the attendance fee of Dr. Anghel shall conform to Mr. Ben-Zeev’s attendance fee and be 100% whether participating in person, by means of communication, or in writing, (the “Remuneration”) plus reimbursement of certain expenses.

The Audit Committee, the Board of Directors and the shareholders of the Company have resolved in 2008 that, in the event options will be granted to Company's directors, the Company will grant options to the external directors in a manner complying with the Remuneration Regulations. Such resolution shall continue to apply to Dr. Michael Anghel.

The Audit Committee and Board of Directors have noted the personal interest of Dr. Michael Anghel and, in the event of his re-appointment, approved, and recommended to the shareholders at the AGM to approve, the payment of the Remuneration to Dr. Michael Anghel and the reimbursement of expenses to him as set forth in the Remuneration Regulations.  The Audit Committee and Board of Directors have also approved, and recommended to the shareholders at the AGM to approve, that (i) subject to the adoption of the pertinent part of Resolution 8 below, Dr. Anghel will be granted an indemnification letter; and (ii) as previously approved by the shareholders, Dr. Anghel will continue to benefit from the Company's D&O insurance policy.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, to re-appoint Dr. Michael Anghel as an external director (Dahatz) of the Company for one additional term of three years in accordance with the Israeli Companies Law, commencing on the date of the AGM;

(ii)
RESOLVED, to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Remuneration Regulations to Dr. Michael Anghel. In the event that options will be granted to Company directors, the Company will grant options to Dr. Michael Anghel in a manner complying with the Remuneration Regulations. Subject to the adoption of the pertinent part of Resolution 8 below, Dr. Anghel will be granted an indemnification letter.  Dr. Anghel will continue to benefit from the Company's D&O insurance policy; and

RESOLVED, that these resolutions are in the best interest of the Company.”

6.	Approval of amendments to certain provisions of the Company’s Articles of Association.

In recent years, the Israeli Companies Law has undergone extensive amendments. The Company proposes to amend its Articles of Association to reflect the provisions of the Israeli Companies Law and regulations promulgated thereunder, certain amendments of the Israeli Securities Law of 1968 (the “Israeli Securities Law”), the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and other updates.

The full text of the proposed amendments is annotated on the amended Articles of Association attached to the Proxy Statement distributed with this Deed of Vote (the “Proxy Statement”). The proposed amendments are also described in the Proxy Statement and include, inter alia,  amendments of certain articles (the “Specified Articles”) related to indemnification and release of our Office Holders (as defined in the Israeli Companies Law), conforming theses articles to recent amendments of the Israeli Companies Law and the Israeli Securities Law of 1968.

The Audit Committee and Board of Directors have approved, and recommended to the shareholders at the AGM to approve, the amendments to the Articles of Association, detailed in the form annotated on Annex “C” attached to the Proxy Statement, and that these amendments are in the best interest of the Company.  The Directors have noted that they all have a Personal Interest in the Specified Articles.

 It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, that the amendments to the Articles of Association, substantially in the form annotated on Annex “C” attached to the Proxy Statement, are hereby approved.

(ii)	RESOLVED, that these resolutions are in the best interest of the Company.”

8.
Approval and ratification of the grant of Indemnification Letters to the following directors: (i) Dr. Michael Anghel, (ii) Mr. Barry Ben-Zeev (Woolfson), (iii) Ms. Osnat Ronen, (iv) Mr. Arie (Arik) Steinberg, (v) Mr. Avi Zeldman, (vi) Mr. Ilan Ben Dov, (vii) Dr. Shlomo Nass, (viii) Dr. Arie Ovadia, and (ix) Mr. Yahel Shachar.

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify in advance directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses he or she incurs, or that is imposed on him or her, as a result of action or inaction by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company for certain liabilities, as described in the Proxy Statement.

On October 22, 2009 the shareholders of the Company approved the grant of an indemnification letter to each of the Company's then current and future directors. The Company proposes to issue to all its current and future directors including, without limitation, (i) Dr. Michael Anghel, (ii) Mr. Barry Ben-Zeev (Woolfson) , (iii) Ms. Osnat Ronen, (iv) Mr. Arie (Arik) Steinberg, (v) Mr. Avi Zeldman, (vi) Mr. Ilan Ben Dov, (vii) Dr. Shlomo Nass, (viii) Dr. Arie Ovadia, and (ix) Mr. Yahel Shachar, in each case, serving (including prior to the date thereof) as the Company's director, or as a director or officer on behalf of the Company in other companies (the “Indemnified Person”) a new Indemnification Letter substantially in the form attached to the Proxy Statement as Annex “E” (the “Indemnification Letter”). The Indemnification Letter is annotated to show changes made from the version approved by the shareholders in October 2009, mainly to conform it to the Israeli Companies Law and to update it for matters anticipated in light of our current activities and otherwise. The description herein is qualified in its entirety by reference to the full text of the annotated proposed Indemnification Agreement. As previously approved, the aggregate indemnification amount payable by the Company to all the directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification.

For the avoidance of doubt, in the event that at the AGM any of the resolutions below will not be adopted, the current indemnification letter granted to the pertinent Indemnified Person shall remain in full force and effect.

The Audit Committee and the Board of Directors of the Company have approved, and recommended to the shareholders at the AGM to approve, the grant of the Indemnification Letter to each Indemnified Person and resolved that such resolutions are in the best interest of the Company. The Directors have noted that they all have a Personal Interest in this matter.

It is proposed, in accordance with the Israeli Companies Law and the Company’s Articles of Association, that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Dr. Michael Anghel and to provide him with an Indemnification Letter;

(ii)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Barry Ben-Zeev (Woolfson) and to provide him with an Indemnification Letter;

(iii)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Ms. Osnat Ronen and to provide her with an Indemnification Letter;

(iv)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Arie (Arik) Steinberg and to provide him with an Indemnification Letter;

(v)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Avi Zeldman and to provide him with an Indemnification Letter;

(vi)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Ilan Ben Dov and to provide him with an Indemnification Letter;

(vii)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Dr. Shlomo Nass and to provide him with an Indemnification Letter;

(viii)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Dr. Arie Ovadia and to provide him with an Indemnification Letter; and

(ix)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Yahel Shachar and to provide him with an Indemnification Letter.

RESOLVED, that these resolutions are in the best interest of the Company.”

For further details in respect of the items above and the complete wording of the proposed resolutions, kindly see the Proxy Statement distributed with this Deed of Vote by the Company on April 3, 2012.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9a.m. to 5p.m. (Israel time) following advanced coordination at telephone number +972-54-7814191, until the time of the AGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for each of the items on the agenda:

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating at the AGM and voting on the matter is required for the approval of items no. 1 and 7 (not subject to the Regulations Procedure) and of items 4, 5(ii) and 8(i)-8(v) (subject to the Regulations Procedure) on the agenda. No vote is required in connection with the discussion of items 2-3 on the agenda.

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter will be required for the approval of item no. 5(i) on the agenda (subject to the Regulations Procedure); provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting "Controlling Parties" (as stated in the Israeli Companies Law) in the Company, or these having a Personal Interest (as defined in the Israeli Companies Law) in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The vote of holders of at least seventy five percent (75%) of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of item no. 6 on the agenda (subject to the Regulations Procedure); provided, that with respect to amendment of the Specified Articles, one of the following conditions is also fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the resolution participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter will be required for the approval of items no. 8(vi)-8(ix) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the resolution participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Notice of disclosure in respect of Personal Interest and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether a Personal Interest exists in the resolution as set in  the Israeli Companies Law. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of item no. 5(i), 6, and 8(vi)-8(ix) on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s License. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

A Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s office no later than seventy two hours prior to the time of the AGM.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Yonit Raviv, Adv., Acting Chief Legal Counsel and Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices (if any) by the shareholders in respect of items no. 4-6 and 8 on the agenda is: April 19, 2012.

The deadline for submission of the Board of Directors’ response to Position Notices is: April 26, 2012.

The Deed of Vote and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that the shareholder is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of April 1, 2012 the amount of shares equivalent to five percent of the Company’s voting rights is: 7,782,285 Ordinary Shares (excluding treasury shares).

As of April 1, 2012, the amount of shares equivalent to five percent of the Company’s voting rights not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 4,207,349 Ordinary Shares (excluding treasury shares).

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda to which the Regulations Procedure applies (items no. 4-6 and 8), in the second part of this Deed of Vote. For the shareholder’s convenience, the shareholder’s vote regarding items no. 1 and 7 on the agenda, which are not subject to the Regulations Procedure, may be marked in the second part of this document. No vote is required in connection with the discussion of items 2-3 on the agenda.

Partner Communications Company Ltd.

Date: _______, 2012

Addendum

Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations
(Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)
The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Yonit Raviv, Adv., Acting Chief Legal Counsel and Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)
Company’s registration number: 52-004431-4
Time of the meeting: Tuesday, May 8, 2012 at 10:00 Israel time.
Type of meeting: Annual general meeting
The Record Date: April 9, 2012

Note:

In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
In effect until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
Country of organization: ___________________________________

Item No.	Subject of the Resolution	Votea			In respect of transaction’s approval pursuant sections 255 and 275 - do you have a “personal interest” in the resolutionb?
		For	Against	Abstain	Yesc	No
1)
Re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.

Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2011, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2011.

This item is not subject to the Regulations Procedure.

	Irrelevant	Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2011 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.

	Irrelevant	Irrelevant
4)
Re-election of the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Ilan Ben Dov, Dr. Shlomo Nass, Dr. Arie Ovadia, Yahel Shachar, Arie (Arik) Steinberg and Avi Zeldman; approval of the compensation terms of several directors; approval (subject to adoption of Resolution 8 below) of indemnification of the directors up for re-election at the AGM and of Osnat Ronen; and approval that no change is made to the D&O insurance of the directors up for re-election at the AGM and of Osnat Ronen.

This item is subject to the Regulations Procedure.

Irrelevant

Item No.	Subject of the Resolution	Votea			In respect of transaction’s approval pursuant sections 255 and 275 - do you have a “personal interest” in the resolutionb?
		For	Against	Abstain	Yesc	No
5)	(i)	Approval of re-appointment of Dr. Michael Anghel as an external director (Dahatz).
	(ii)	Approval of Dr. Anghel’s remuneration, approval (subject to Resolution 8 below) of his indemnification and approval that no change is made to his D&O insurance policy.	Irrelevant
This item is subject to the Regulations Procedure.
6)		Approval of certain amendments to provisions in the Company’s Articles of Association. This item is subject to the Regulations Procedure.
7)		Approval of certain amendments to the Company’s 2004 Share Option Plan. This item is not subject to the Regulations Procedure.	Irrelevant
8)		Approval and ratification of the grant of Indemnification Letters to the following directors:
	(i)	Dr. Michael Anghel	Irrelevant
	(ii)	Barry Ben-Zeev (Woolfson)	Irrelevant
	(iii)	Osnat Ronen	Irrelevant
	(iv)	Arie (Arik) Steinberg	Irrelevant
	(v)	Avi Zeldman	Irrelevant
	(vi)	Ilan Ben Dov
	(vii)	Dr. Shlomo Nass
	(viii)	Dr. Arie Ovadia
	(ix)	Yahel Shachar
This item is subject to the Regulations Procedure.

Regarding the resolution on item no. 5(i), 6 or 8(vi)-8(ix), why do I have a “Personal Interest” in the resolutions?

* * *

Deeds of Vote submitted by shareholders who holds their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either column, or if an X is marked in both columns, the vote shall be disqualified)d:

☐
I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”).

☐
I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “F” to the Proxy Statement distributed with this Deed of Vote.

Signature
Name (Print):
Title:
Date:

a If an X is not marked in either column, or if an X is marked in more than one column, the vote shall be considered as an abstention on the relevant item.

b Kindly provide details regarding the nature of the personal interest in the resolution at the designated space below. “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest.” “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not.

c If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide detail regarding the nature of the personal interest, or an X is marked in both columns, the vote shall be disqualified.

d In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

DEED OF AUTHORIZATION

To:	Partner Communications Company Ltd. (the “Company”)

Attn:	Yonit Raviv, Adv., Acting Chief Legal Counsel and Company Secretary

Re:   Annual General Meeting of Shareholders to be held on
Tuesday, May 8, 2012 (the "Meeting")

I, the undersigned1 _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of _____________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment of the Meeting of the Company, until I shall otherwise notify you.

I declare and detail in the designated space below whether I have a Personal Interest4 in the resolutions on items no. 5(i), 6 or 8(vi)-8(ix) on the agenda: 5

Item No.	Subject of the Resolution	Yes	No
1)
Re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.
This item is not subject to the Regulations Procedure6.
Irrelevant

1 Name of shareholder.

2 A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number the shareholder holds.

3 In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country  which issued the passport.

4 Kindly provide details regarding the nature of the personal interest in the resolution, at the designated space after the table (on page 3). “Personal Interest” is defined in Section 1 of the Israeli Companies Law of 1999 (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest.” “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not.

5 If an X is not marked in either column, or if an X is marked in the "Yes" column and the shareholder does not provide detail regarding the nature of the personal interest, or an X is marked in both columns, the authorization (and the vote thereunder) in respect of this item shall be disqualified.

6 Pursuant to the Israeli Companies Law and the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005, shareholders who will not attend the meeting in person may vote with respect to items no. 4-6, and 8 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and these regulations (the “Regulations Procedure”).

2)
Discussion of the auditor’s remuneration for the year ended December 31, 2011, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2011.

This item is not subject to the Regulations Procedure.

Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2011 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.

Irrelevant
4)
Re-election of the following directors to the Company's Board of Directors until the close of the next annual general meeting: Ilan Ben Dov, Dr. Shlomo Nass, Dr. Arie Ovadia, Yahel Shachar, Arie (Arik) Steinberg and Avi Zeldman; approval of the compensation terms of several directors; approval (subject to adoption of Resolution 8 below) of indemnification of the directors up for re-election at the AGM and of Osnat Ronen; and approval that no change is made to the D&O insurance of the directors up for re-election at the AGM and of Osnat Ronen.

This item is subject to the Regulations Procedure.

Irrelevant
5) (i)	Approval of re-appointment of Dr. Michael Anghel as an external director (Dahatz).
(ii)	Approval of Dr. Anghel’s remuneration, approval (subject to Resolution 8 below) of his indemnification and approval that no change is made to his D&O insurance policy.	Irrelevant
This item is subject to the Regulations Procedure.
6)	Approval of certain amendments to provisions in the Company’s Articles of Association. This item is subject to the Regulations Procedure.
7)	Approval of certain amendments to the Company’s 2004 Share Option Plan. This item is not subject to the Regulations Procedure.	Irrelevant
8)	Approval and ratification of the grant of Indemnification Letters to the following directors:
(i)	Dr. Michael Anghel	Irrelevant
(ii)	Barry Ben-Zeev (Woolfson)	Irrelevant
(iii)	Osnat Ronen	Irrelevant
(iv)	Arie (Arik) Steinberg	Irrelevant
(v)	Avi Zeldman	Irrelevant
(vi)	Ilan Ben Dov
(vii)	Dr. Shlomo Nass
(viii)	Dr. Arie Ovadia
(ix)	Yahel Shachar
This item is subject to the Regulations Procedure.

Regarding the resolutions on items no. 5(i), 6 or 8(vi)-8(ix), why do I have a “Personal Interest” in the resolutions?

2

 I declare the following7:

☐
I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)8.

☐
I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

Date:
Signature

Name (print):

Title:

7 If an X is not marked in either box, or if an X is marked in both boxes, this Deed of Authorization shall be disqualified. In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

8 A translation of sections 21-24 of the License is attached as Annex “F” to the Proxy Statement distributed with this Deed of Authorization.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: April 3, 2012